    As filed with the Securities and Exchange Commission on August 31, 1994

                           Registration No. 33-_____


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form S-4
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933


                          BB&T FINANCIAL CORPORATION
               (Exact name of registrant as specified in charter)
================================================================================
        North Carolina                 6711                   56-1056232
(state or other jurisdiction     (Primary Standard         (I.R.S. Employer
     of incorporation or     Industrial Classification    Identification No.)
        organization)              Code Number)
================================================================================

                             223 West Nash Street
                         Wilson, North Carolina  27893
                                (919) 399-4291
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Scott E. Reed
                       Senior Executive Vice President,
                    Treasurer, and Chief Financial Officer
                          BB&T Financial Corporation
                             223 West Nash Street
                         Wilson, North Carolina  27893
                                (919) 399-4418
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Barbara E. Mathews, Esq.                        George Whitley, Esq.
Arnold & Porter                                 LeClair, Ryan, Joynes, Epps
777 South Figueroa Street                         & Framme
Suite 4000                                      707 E. Main Street, 11th Floor
Los Angeles, CA 90017-2513                      Richmond, VA  23219
(213) 243-4153                                  (804) 343-4089

  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]

===================================================================================================
                              CALCULATION OF REGISTRATION FEE
===================================================================================================
 Title of each class                    Proposed maximum     Proposed maximum
 of securities to be    Amount to be    offering price per   aggregate offering   Amount of
 registered             registered/*/   unit                 price                registration fee
- ---------------------------------------------------------------------------------------------------
 Common Stock
 ($2.50 Par Value)      4,517,862       Not Applicable       $29.875/**/          $46,542/***/
===================================================================================================

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

- ------------------

/*/   The estimated maximum number of shares to be issued.

/**/ Estimated solely for the purpose of computing the registration fee. Computed in accordance with Rule 457(f)(1) based upon 2,732,523 shares of Commerce Common Stock outstanding as of August 29, 1994; 266,545 shares of Commerce Common Stock issuable upon the exercise of options outstanding as of August 29, 1994, 200,000 shares of Commerce Common Stock issuable pursuant to the Commerce Bank Dividend Reinvestment and Stock Purchase Plan and 262,895 shares of Commerce Common Stock issuable upon conversion of Commerce's 10% Convertible Subordinated Capital Notes due August 31, 2002; a market value of Commerce Common Stock as of August 26, 1994 of $29.875 per share; and an Exchange Ratio of 1.305.

/***/ 1/29 of 1% of the proposed maximum aggregate offering price.

                          BB&T FINANCIAL CORPORATION

        Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K

                                               Heading in Proxy
       Item of Form S-4                      Statement/Prospectus
       ----------------                      --------------------
1.  Forepart of Registration     Cover Page of Registration Statement;
    Statement and Outside Front  Cross-Reference Sheet; Outside Front Cover Page
    Cover Page of Prospectus     of Proxy Statement/Prospectus

2.  Inside Front and Outside     Available Information; Incorporation of Certain
    Back Cover Pages of          Documents by Reference; Table of Contents
    Prospectus

3.  Risk Factors, Ratio of       Summary; Information Concerning the Special
    Earnings to Fixed Charges    Meeting; The Acquisition; Information About
    and Other                    Commerce; Selected Financial Data; Selected
                                 Consolidated Financial and Other Data of
                                 Commerce; Ownership of Commerce Common Stock by
                                 Certain Beneficial Owners and Management;
                                 Market Prices and Dividends

4.  Terms of Transaction         Summary; The Acquisition; Description of BB&T
                                 Financial Common Stock to be Issued in the
                                 Acquisition and Comparison of Stockholders'
                                 Rights

5.  Pro Forma Financial          Pro Forma Combined Condensed Financial
    Information                  Statements

6.  Material Contracts with      Summary; The Acquisition--Background of and
    the Company Being Acquired   Reasons for the Acquisition Agreement

7.  Additional Information       Not Applicable
    Required for Reoffering by
    Persons and Parties Deemed
    to be Underwriters

8.  Interests of Named           Experts; Opinions
    Experts and Counsel

9.  Disclosure of Commission     Not Applicable
    Position on Indemnification
    for Securities Act
    Liabilities

10. Information with Respect     Summary; Information About BB&T Financial;
    to S-3 Registrants           Market Prices and Dividends

11. Incorporation of Certain     Incorporation of Certain Documents by Reference
    Information by Reference

12. Information with Respect     Not Applicable
    to S-2 or S-3 Registrants

13. Incorporation of Certain     Not Applicable
    Information by Reference

                                               Heading in Proxy
       Item of Form S-4                      Statement/Prospectus
       ----------------                      --------------------
14. Information with Respect     Not Applicable
    to Registrants Other Than
    S-3 or S-2 Registrants

15. Information with Respect     Incorporation of Certain Documents by
    to S-3 Companies             Reference; Summary; Information About Commerce;
                                 Market Prices and Dividends

16. Information with Respect     Not Applicable
    to S-2 or S-3 Companies

17. Information with Respect     Not Applicable
    to Companies Other than S-3
    or S-2 Companies

18. Information If Proxies,      Summary; Information Concerning the Special
    Consents or Authorizations   Meeting; The Acquisition
    Are To Be Solicited

19. Information If Proxies,      Not Applicable
    Consents or Authorizations
    Are Not To Be Solicited or
    in an Exchange Offer

                           [COMMERCE BANK LETTERHEAD]

                                     [DATE]

Dear Fellow Stockholders:

  You are cordially invited to attend the Special Meeting of Stockholders of
Commerce Bank ("Commerce") to be at [Address] on    , 1994, at [Time], Eastern
Time (the "Special Meeting").

  At this important meeting, you will be asked to consider and vote on the approval of an Agreement and Plan of Reorganization and a related Plan of Merger (collectively, the "Acquisition Agreement") pursuant to which Commerce will be combined with BB&T Financial Corporation ("BB&T Financial") by merging Commerce with a wholly owned subsidiary of BB&T Financial (the "Merger"). Upon consummation of the Merger, each outstanding share of Commerce common stock will be exchanged for 1.305 shares of BB&T Financial common stock, with cash being paid in lieu of issuing fractional shares.

  Your Board of Directors has retained the investment banking firm of Alex. Brown & Sons Incorporated ("Alex. Brown") to act as its financial advisor in connection with the proposed transaction with BB&T Financial. As discussed in the accompanying Proxy Statement/Prospectus, Alex. Brown has delivered to the Board of Directors its written opinion that, as of this date, the terms of the proposed transaction with BB&T Financial are fair to Commerce's stockholders from a financial point of view.

  The exchange of Commerce common stock for BB&T Financial common stock (other than cash in lieu of any fractional shares) pursuant to the Acquisition Agreement will be a tax-free transaction for federal income tax purposes. Details of the proposed transaction are set forth in the accompanying Proxy Statement/Prospectus, which you are urged to read carefully in its entirety. Approval of the transaction with BB&T Financial requires the affirmative vote of at least a majority of the outstanding shares of the common stock of Commerce.

  We wish to call your attention to the discussion in the accompanying Proxy Statement/Prospectus concerning BB&T Financial's proposed affiliation with Southern National Corporation ("SNC"), a North Carolina based bank holding company with total assets of $8.2 billion at June 30, 1994. It is anticipated that the effective date for that transaction, which is intended to effect a "merger of equals," will occur after completion of our transaction with BB&T Financial. Under the terms of the agreement with SNC, each share of BB&T Financial common stock will be converted into 1.45 shares of the common stock of the merged company which will be named Southern National Corporation and whose common stock will be listed on the New York Stock Exchange under the symbol "SNB." See "COMPARATIVE PER SHARE DATA" and "INFORMATION ABOUT BB&T FINANCIAL--SNC Merger."

  Your Board of Directors has unanimously approved the Acquisition Agreement and the transaction with BB&T Financial and believes they are in the best interests of Commerce and our stockholders. Accordingly, the Board unanimously recommends that you vote TO APPROVE the Acquisition Agreement.

  In view of the importance of the action to be taken, we urge you to complete, sign and date your proxy, and return it promptly in the enclosed envelope, whether or not you plan to attend the Special Meeting. Your vote is important, regardless of the number of shares you own. If you attend the Special Meeting, you may vote in person even if you have previously mailed your proxy.

  We deeply appreciate your continuing loyalty and support, and we look forward to seeing you at the Special Meeting.

                                  Sincerely,

    Thomas C. Broyles                     G. Robert Aston, Jr.
    Chairman of the Board                 President and Chief Executive Officer

                                 COMMERCE BANK
                         VIRGINIA BEACH, VIRGINIA 23462

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON        , 1994

To Our Stockholders:

  A Special Meeting of stockholders of Commerce Bank ("Commerce") will be held
at [Address] on    , 1994 at [Time], Eastern Time ("Special Meeting"), for the
following purposes:

    1. To consider and vote upon an Agreement and Plan of Reorganization between Commerce and BB&T Financial Corporation ("BB&T Financial"), dated as of June 24, 1994 and amended as of August 25, 1994, and a related Plan of Merger, dated as of June 24, 1994 (collectively, the "Acquisition Agreement"), pursuant to which Branch Banking and Trust Company of Virginia, a to be formed Virginia chartered bank and wholly owned subsidiary of BB&T Financial, will be merged with and into Commerce (the "Merger") and the outstanding shares of Commerce common stock will be converted into shares of BB&T Financial common stock in accordance with the exchange ratio described in the enclosed Proxy Statement/Prospectus; and

    2. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

  The Board of Directors has fixed [insert date], 1994 as the record date for the Special Meeting, and only holders of record of Commerce common stock at the close of business on that date are entitled to receive notice of and to vote at the Special Meeting or any adjournments thereof.

                                          By Order of the Board of Directors,

                                          David W. Edmondson
                                          Senior Vice President and Corporate
                                           Secretary

Virginia Beach, Virginia
   , 1994

             PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

               THE BOARD OF DIRECTORS OF COMMERCE RECOMMENDS THAT
            STOCKHOLDERS VOTE TO APPROVE THE ACQUISITION AGREEMENT.

PROXY STATEMENT/PROSPECTUS

                                 COMMERCE BANK

                                PROXY STATEMENT

          FOR SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON    , 1994

                           BB&T FINANCIAL CORPORATION

                                   PROSPECTUS

                               SHARES OF COMMON STOCK
                           PAR VALUE $2.50 PER SHARE
                        (SUBJECT TO CERTAIN ADJUSTMENTS)

  This Proxy Statement/Prospectus is furnished by the Board of Directors of Commerce Bank, Virginia Beach, Virginia ("Commerce") in connection with the solicitation of proxies from the holders of shares of Commerce's outstanding common stock, $2.50 par value per share ("Commerce Common Stock"), for use at
the special meeting of stockholders of Commerce to be held on    , 1994
("Special Meeting").

  At the Special Meeting, stockholders will be asked to consider and vote upon an Agreement and Plan of Reorganization, dated as of June 24, 1994 and amended as of August 25, 1994 (as amended, the "Reorganization Agreement"), entered into by and between Commerce and BB&T Financial Corporation, Wilson, North Carolina ("BB&T Financial"), and a related Plan of Merger, dated as of June 24, 1994 (the "Plan of Merger"), pursuant to which Branch Banking and Trust Company of Virginia ("BB&T-VA"), a to be formed Virginia chartered bank and wholly owned subsidiary of BB&T Financial, will be merged with and into Commerce (the "Merger"). The Reorganization Agreement and Plan of Merger are referred to herein as the "Acquisition Agreement."

  In the Merger, the stockholders of Commerce will receive 1.305 shares of BB&T Financial common stock, $2.50 par value per share ("BB&T Financial Common Stock"), for each share of Commerce Common Stock ("Exchange Ratio") (the Merger and share exchange collectively are the "Acquisition"); provided, that in the event that BB&T Financial shall have a record date between June 24, 1994 and the effective date of the Acquisition for a special distribution to stockholders, a stock split, stock dividend or similar change in capitalization, an equitable and appropriate adjustment shall be made to the Exchange Ratio to reflect the effect of such distribution or change.

  Alex. Brown & Sons Incorporated ("Alex. Brown") has rendered its opinion, updated to the date hereof, to the Board of Directors of Commerce that the terms proposed by BB&T Financial are fair to Commerce's stockholders from a financial point of view. See "THE ACQUISITION--Opinion of Financial Advisor."

  THE BOARD OF DIRECTORS OF COMMERCE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE TO APPROVE THE ACQUISITION AGREEMENT. FAILURE TO VOTE IS EQUIVALENT TO VOTING AGAINST THE ACQUISITION AGREEMENT.

  This Proxy Statement/Prospectus and the accompanying form of proxy are being
sent to stockholders of Commerce beginning on or about    , 1994.

  This Proxy Statement/Prospectus does not cover any resales of the BB&T Financial Common Stock offered hereby to be received by the stockholders deemed to be "affiliates" of Commerce or BB&T Financial upon consummation of the Acquisition. No person is authorized to make use of this Proxy Statement/Prospectus in connection with such resales, although such securities may be traded without the use of this Proxy Statement/Prospectus by those stockholders of BB&T Financial not deemed to be "affiliates" of BB&T Financial or Commerce.

  On July 29, 1994, BB&T Financial entered into an Agreement and Plan of Reorganization with Southern National Corporation ("SNC") pursuant to which BB&T Financial will be merged with SNC in a "merger of equals." See "INFORMATION ABOUT BB&T FINANCIAL--SNC Merger."

  THE BB&T FINANCIAL COMMON STOCK TO BE ISSUED IN THE ACQUISITION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BUREAU OF FINANCIAL INSTITUTIONS OF THE VIRGINIA STATE CORPORATION COMMISSION OR ANY STATE SECURITIES AUTHORITY, NOR HAS ANY OF THEM PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  No person is authorized to give any information or make any representation other than those contained or incorporated in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of BB&T Financial or Commerce since the date of this Proxy Statement/Prospectus.

           THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS    , 1994.

                             AVAILABLE INFORMATION

  BB&T Financial has filed with the Securities and Exchange Commission ("Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended ("Securities Act"), relating to the shares of BB&T Financial Common Stock that may be issued in connection with the Acquisition. This Proxy Statement/Prospectus constitutes the prospectus of BB&T Financial filed as part of the Registration Statement and does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. The information omitted may be obtained from the public reference facilities of the Commission or inspected and copied at the principal or regional offices of the Commission at the addresses listed in the next paragraph. Information contained in this Proxy Statement/Prospectus regarding Commerce and its subsidiary has been furnished by Commerce and information herein regarding BB&T Financial and its subsidiaries has been furnished by BB&T Financial.

  BB&T Financial and Commerce are subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Commission in the case of BB&T Financial and the Federal Deposit Insurance Corporation ("FDIC") in the case of Commerce. Such reports, proxy statements and other information with regard to BB&T Financial can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices at 500 West Madison St., Suite 1400, Chicago, Illinois 60621 and 7 World Trade Center, New York, New York 11048. Copies of such materials also can be obtained from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information with regard to Commerce can be inspected and copied at the FDIC's Registration and Disclosure Section, Room 253, 1776 F Street, N.W., Washington, D.C. 20429.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by BB&T Financial with the Commission are hereby incorporated by reference in this Proxy
Statement/Prospectus:

    (i) BB&T Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1993;

    (ii) BB&T Financial's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1994 and June 30, 1994; and

    (iii) BB&T Financial's Current Reports on Form 8-K dated January 10, 1994, February 4, 1994, August 2, 1994, August 31, 1994 and September , 1994.

  The following documents previously filed by Commerce with the FDIC are hereby incorporated by reference in this Proxy Statement/Prospectus:

    (i) Commerce's Annual Report on Form F-2 for the fiscal year ended December 31, 1993 and the amendment thereto dated August 30, 1994;

    (ii) Commerce's Quarterly Reports on Form F-4 for the quarters ended March 31, 1994 and June 30, 1994;

    (iii) Commerce's Current Report on Form F-3 dated July 5, 1994; and

    (iv) The description of Commerce Common Stock contained in Commerce's registration statement filed pursuant to section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

  All documents subsequently filed by BB&T Financial and Commerce pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the consummation of the Acquisition and issuance of the shares of BB&T Financial Common Stock offered hereby are deemed to be incorporated by reference in this Proxy

Statement/Prospectus and are deemed to be a part hereof from the date of filing of such documents. Any statement contained in a document filed by BB&T Financial or Commerce and incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE OTHER DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO BB&T FINANCIAL OR COMMERCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS) ARE AVAILABLE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST DIRECTED TO BB&T FINANCIAL'S SECRETARY, 223 WEST NASH STREET, WILSON, NORTH CAROLINA 27893, TELEPHONE (919) 339-4291 OR UPON WRITTEN OR ORAL REQUEST DIRECTED TO COMMERCE'S SECRETARY, 5101 CLEVELAND STREET, SUITE 206, VIRGINIA BEACH, VIRGINIA 23462, TELEPHONE (804) 456-1007, RESPECTIVELY. IN ORDER TO ENSURE TIMELY DELIVERY OF ANY REQUESTED DOCUMENTS, THE REQUEST SHOULD BE MADE NO LATER THAN CLOSE OF BUSINESS ON [DATE]. PERSONS REQUESTING COPIES OF EXHIBITS TO DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COST OF REPRODUCTION AND MAILING.

                               TABLE OF CONTENTS

Available Information......................................................
Incorporation of Certain Documents by Reference............................
Summary....................................................................
Selected Financial Data....................................................
Comparative Per Share Data.................................................
Information Concerning the Special Meeting.................................
The Acquisition............................................................
Pro Forma Combined Condensed Financial Statements..........................
Information About BB&T Financial...........................................
Information About Commerce.................................................
Selected Consolidated Financial and Other Data of Commerce.................
Ownership of Commerce Common Stock By Certain Beneficial Owners and
 Management................................................................
Market Prices and Dividends................................................
Description of BB&T Financial Common Stock To Be Issued in the Acquisition
 and Comparison of Stockholders' Rights....................................
Description of Stockholders' Rights of SNC.................................
Experts....................................................................
Opinions...................................................................
Stockholder Proposals......................................................
Other Matters..............................................................

Appendices:

I. Agreement and Plan of Reorganization and Amendment No. 1 to Agreement and Plan of Reorganization
II.  Plan of Merger
III. Option Agreement
IV.  Opinion of Alex. Brown & Sons Incorporated.

                                    SUMMARY

  The following is a brief summary of this Proxy Statement/Prospectus and the appendices hereto prepared in accordance with applicable disclosure regulations. This summary is not intended to be complete and should be read in conjunction with, and is qualified in its entirety by reference to, more detailed information contained in this Proxy Statement/Prospectus, the information incorporated by reference herein, the text of the Appendices hereto and the other documents referred to herein and therein.

  As used in this Proxy Statement/Prospectus, the terms "BB&T Financial" and "Commerce" refer to such corporations respectively, and, unless the context otherwise requires, to their respective subsidiaries or subsidiary.

TIME, PLACE, AND PURPOSE OF THE SPECIAL MEETING

  The Special Meeting will be held on    , 1994 at [Time], at [Address]. At the
Special Meeting, Commerce stockholders will vote upon a proposal to approve the
Acquisition Agreement, attached hereto as Appendices I and II. On    , the
record date ("Record Date") for the Special Meeting, there were approximately
    holders of record of the    shares of Commerce Common Stock then
outstanding and entitled to vote at the Special Meeting. See "INFORMATION CONCERNING THE SPECIAL MEETING."

PARTIES TO THE ACQUISITION

 BB&T Financial

  BB&T Financial, a North Carolina corporation headquartered in Wilson, North Carolina, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHCA"). BB&T Financial also is registered as a savings institution holding company under the savings institution holding company laws of North Carolina. The principal executive offices of BB&T Financial are located at 223 West Nash Street, Wilson, North Carolina 27893, and its telephone number is (919) 399-4291.

  As of June 30, 1994, BB&T Financial had total consolidated assets of approximately $9.9 billion, total deposits through its depository institution subsidiaries of approximately $7.4 billion and consolidated stockholders' equity of approximately $804.1 million. See "SELECTED FINANCIAL DATA" and "INFORMATION ABOUT BB&T FINANCIAL."

  BB&T Financial owns and operates four commercial bank subsidiaries: Branch Banking and Trust Company ("BB&T-NC"), a wholly owned North Carolina chartered bank subsidiary; and, through BB&T Financial Corporation of South Carolina ("BB&T Financial-SC") (which is a wholly-owned subsidiary of BB&T Financial), Branch Banking and Trust Company of South Carolina ("BB&T-SC"), a wholly owned South Carolina chartered banking corporation headquartered in Greenville, South Carolina; The Lexington State Bank ("Lexington"), a wholly-owned South Carolina chartered banking corporation headquartered in Lexington, South Carolina; and The Community Bank of South Carolina ("Community"), a wholly-owned South Carolina chartered banking corporation headquartered in Varnville, South Carolina. As of June 30, 1994, BB&T-NC had assets of $8.3 billion and deposit liabilities of $6.2 billion, BB&T-SC had assets of $510.6 million and deposit liabilities of $453.7 million, Lexington had assets of $602.5 million and deposit liabilities of $491.4 million and Community had assets of $117.2 million and deposit liabilities of $99.1 million. The deposits of BB&T-NC, BB&T-SC, Lexington and Community are insured by the FDIC.

  BB&T Financial also owns and operates two North Carolina chartered savings bank subsidiaries: Mutual Savings Bank of Rockingham County, S.S.B., Inc., Reidsville, North Carolina ("Mutual Savings") and Citizens Savings Bank of Mooresville, S.S.B., Inc., Mooresville, North Carolina ("Citizens-Mooresville"). The deposits of Mutual Savings and Citizens-Mooresville are insured by the FDIC. Together, the two savings bank subsidiaries had assets of $149 million and deposit liabilities of $124 million at June 30, 1994. These two institutions are expected to be merged or otherwise consolidated into BB&T-NC in September, 1994. On August 22, 1994, Citizens Savings Bank, S.S.B., Inc., Newton, North Carolina ("Citizens-Newton"), which was a North Carolina chartered savings bank subsidiary of BB&T Financial with assets of $247 million and deposit liabilities of $212 million at June 30, 1994, was merged with and into BB&T-NC.

 SNC Merger

  On July 29, 1994, BB&T Financial and Southern National Corporation ("SNC") entered into an Agreement and Plan of Reorganization, amended and restated as of September , 1994, and a related Plan of Merger (the "SNC Agreement"), pursuant to which BB&T Financial will be merged with SNC (after the effective date of such merger, the "Continuing Corporation") in a "merger of equals" (the "SNC Merger"). The Continuing Corporation will be named "Southern National Corporation." The SNC Agreement also provides that after the SNC Merger, SNB-NC will be merged with and into BB&T-NC and operate under the name "Branch Banking and Trust Company," and that Southern National Bank of South Carolina ("SNB-SC"), SNC's South Carolina national bank subsidiary, will be merged with and into BB&T-SC and operate under the name "Branch Banking and Trust Company of South Carolina." The headquarters of the Continuing Corporation will be located in Winston-Salem, North Carolina, the present location of the administrative headquarters of Southern National Bank of North Carolina ("SNB-NC"), SNC's North Carolina national bank subsidiary. The SNC Agreement also provides that the Board of Directors of the Continuing Corporation shall be comprised of 24 persons, 12 to be selected by the current Board of Directors of BB&T Financial and 12 to be selected by the current Board of Directors of SNC. John A. Allison IV, the current Chairman and Chief Executive Officer of BB&T Financial, will be elected as Chairman of the Board and Chief Executive Officer of the Continuing Corporation.

  SNC is a registered bank holding company under the BHCA, having as its principal assets all of the outstanding common stock of SNB-NC and SNB-SC. As of June 30, 1994, SNC reported total assets of $8.2 billion, total deposits of $6.2 billion and total stockholders' equity of $593.9 million. For the six months ended June 30, 1994, SNC also reported earnings of $53 million, for a 1.31% return on assets and 19.88% return on common equity. Under the terms of the SNC Agreement, each share of BB&T Financial Common Stock will be converted into 1.45 shares of the common stock of the Continuing Corporation whose common stock will be listed on the New York Stock Exchange under the Symbol "SNB." It is anticipated that the SNC Merger will occur subsequent to the Acquisition. For additional information concerning the SNC Merger, see "COMPARATIVE PER SHARE DATA," "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS" and "INFORMATION ABOUT BB&T FINANCIAL-SNC Merger."

  BB&T Financial continues to evaluate the possibility of acquiring additional commercial banks, savings institutions, insurance agencies and other companies in North Carolina, South Carolina and Virginia. BB&T Financial may enter into acquisition agreements with one or more of such institutions after the date of this Proxy Statement/Prospectus.

 Commerce

  Commerce is a Virginia banking corporation headquartered in Virginia Beach, Virginia. Commerce operates 21 banking offices serving the cities of Virginia Beach, Portsmouth, Norfolk, Chesapeake, Suffolk, Hampton and Newport News, Virginia, together with the Grafton area of York County located on the western side of Newport News. The principal executive offices of Commerce are located at 5101 Cleveland Street, Virginia Beach, Virginia 23462, and its telephone number is (804) 456-1007.

  As of June 30, 1994, Commerce had total assets of approximately $692.1 million, total deposits of approximately $636.4 million and total stockholders' equity of approximately $46.6 million. See "INFORMATION ABOUT COMMERCE" and "SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF COMMERCE."

TERMS OF THE ACQUISITION

  Under the Acquisition Agreement, if all of the required regulatory approvals are received and all of the conditions to the Acquisition are satisfied, BB&T-VA will be merged with and into Commerce (the "Merger"), whereupon the separate existence of BB&T-VA will cease. (Commerce as existing on and after the "Effective Date" (as defined below) being hereinafter sometimes referred to as the "Surviving Corporation.") See "THE ACQUISITION--Regulatory Considerations." Pursuant to the Acquisition Agreement, stockholders of Commerce will receive for each share of Commerce Common Stock 1.305 shares of BB&T Financial Common Stock ("Exchange Ratio") (the Merger and share exchange collectively are the "Acquisition"); provided, that in the event that BB&T Financial shall have a record date between June 24, 1994 and the effective date of the Acquisition for a special distribution to stockholders, a stock split, stock dividend or similar change in capitalization, an equitable and appropriate adjustment shall be made to the Exchange Ratio to reflect the effect of such distribution or change. See "THE ACQUISITION--Exchange of Commerce Common Stock."

  At the Effective Date, Commerce's obligations with respect to its authorized and outstanding 10% Convertible Subordinated Capital Notes Due 2002 ("Capital Notes"), issued by Commerce pursuant to the Indenture, dated as of September 13, 1990, between Commerce and NationsBank of Virginia, N.A., as Trustee ("Indenture"), will be assumed by BB&T Financial and the Surviving Corporation by a supplemental indenture and each holder of a Capital Note will have the right, during the period such Capital Note is convertible, to convert each Capital Note into shares of BB&T Financial Common Stock at a conversion rate ("Conversion Rate") equal to 1.305 shares of BB&T Financial Common Stock for each share of Commerce Common Stock into which such Capital Notes would have been converted immediately prior to the Effective Date, and cash in lieu of any fractional shares. The Conversion Rate is subject to adjustment in accordance with the terms of the Indenture. See "THE ACQUISITION--Exchange of Commerce Common Stock."

  In addition, at the Effective Date, Commerce's obligations with respect to options granted under its 1985 Stock Option Plan and its 1993 Incentive Stock Plan (the "Commerce Stock Option Plans") (allowing holders to acquire an aggregate of up to 266,545 shares of Commerce Common Stock as of August 29,
1994) will be assumed by BB&T Financial and each stock option outstanding under such plans will become the right to receive, upon payment by the holder of the adjusted exercise price, that number of shares of BB&T Financial Common Stock the option holder would have received pursuant to the Acquisition if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. The conversion of the Commerce stock options is subject to the restrictions imposed on "incentive stock options" by federal law. See "THE ACQUISITION--Exchange of Commerce Common Stock," "THE ACQUISITION--Interests of Certain Persons in the Acquisition and Effect of the Acquisition on Employees and Benefit Plans--Stock Options" and "OWNERSHIP OF COMMERCE COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

EFFECTIVE DATE OF THE ACQUISITION

  The "Effective Date" of the Acquisition will be the time and date specified in the Articles of Merger that are delivered for filing to the Virginia State Corporation Commission. The Effective Date will occur as soon as practicable following the date that all conditions specified in the Acquisition Agreement have been satisfied or waived. The Effective Date currently is anticipated to be in the fourth quarter of 1994. See "THE ACQUISITION--Conditions to Consummation of the Acquisition."

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION AND EFFECT OF THE ACQUISITION ON EMPLOYEES AND BENEFIT PLANS

  Effective at the Effective Date of the Acquisition, BB&T Financial will enter into employment agreements with Commerce's executive officers G. Robert Aston, Jr. and R. Scott Morgan. The agreements will provide for employment terms of ten years and for certain other benefits and will supercede existing employment agreements. Commerce and BB&T Financial also will enter into a five-year consulting agreement with Commerce's Chairman of the Board, Thomas C. Broyles. The Reorganization Agreement also contains provisions concerning the continued employment of certain Commerce employees and with respect to employee benefits after the Acquisition. See "THE ACQUISITION--Interests of Certain Persons in the Acquisition and Effect of the Acquisition on Employees and Benefit Plans."

REGULATORY CONSIDERATIONS

  The Acquisition cannot be consummated until all required approvals have been received from the Board of Governors of the Federal Reserve System ("Federal Reserve"), the FDIC and the Bureau of Financial Institutions of the Virginia State Corporation Commission ("Bureau"). The FDIC approved the mailing of the
Proxy Statement and related materials on    , 1994. The applications for
approval of the Acquisition by the Federal Reserve and the Bureau, the organization of BB&T-VA by the Bureau and the Merger by the FDIC and the Bureau, respectively, will be filed in September 1994. See "THE ACQUISITION-- Regulatory Considerations."

STOCKHOLDER APPROVAL

  The Acquisition Agreement must be approved by the affirmative vote of at least a majority of the outstanding shares of Commerce Common Stock. See "INFORMATION CONCERNING THE SPECIAL MEETING--Record Date, Voting Rights and Vote Required."

OPINION OF FINANCIAL ADVISOR

  Commerce has retained Alex. Brown to act as its financial advisor in connection with the Acquisition, and Alex. Brown has rendered its opinion to Commerce's Board of Directors that the Exchange Ratio is fair from a financial point of view to Commerce stockholders. The full text of Alex. Brown's opinion, updated to the date hereof, is set forth as Appendix IV to this Proxy Statement/Prospectus and should be read in its entirety with respect to the assumptions made and other matters considered and limitations on the review undertaken. See "THE ACQUISITION--Opinion of Financial Advisor."

OTHER CONDITIONS TO THE ACQUISITION

  Consummation of the Acquisition is subject to the satisfaction of certain conditions in addition to regulatory approvals, the approval of Commerce's stockholders and receipt of the opinion of Alex. Brown. In particular, BB&T Financial's obligations under the Acquisition Agreement are conditioned upon, among other things, receipt of an opinion from KPMG Peat Marwick LLP that the Acquisition will qualify for pooling-of-interests accounting treatment. Commerce and BB&T Financial may waive certain of the conditions to their respective obligations to consummate the Acquisition, other than (i) the approvals required of Commerce's stockholders and of proper regulatory authorities, and (ii) after approval of the Acquisition Agreement by Commerce's stockholders, any reduction in the number of shares of BB&T Financial Common Stock into which each share of Commerce Common Stock will be converted and exchanged in the Acquisition or the payment terms for fractional interests. See "THE ACQUISITION--Conditions to Consummation of the Acquisition."

TERMINATION

  The Reorganization Agreement is subject to termination by the mutual agreement in writing of the parties or, in case of certain defaults, by notice of termination given by the party not in default. In addition, the Reorganization Agreement may be terminated if the stockholders of Commerce do not approve the Acquisition Agreement. Unless extended by the parties, the Reorganization Agreement may be terminated by either party if the Acquisition is not consummated before June 30, 1995, or at an earlier date if a required approval of any regulatory agency is denied and the period for appeals from that denial has expired. See "THE ACQUISITION--Termination."

AMENDMENT

  The Acquisition Agreement may be amended or supplemented in writing by mutual agreement of BB&T Financial and Commerce, provided that such amendment or supplement must be approved by their respective Boards of Directors and provided further that no amendment or supplement executed after approval of the Acquisition Agreement by Commerce's stockholders may reduce either the number of shares of BB&T Financial Common Stock into which each share of Commerce Common Stock will be converted and exchanged in the Acquisition or the payment terms for fractional interests. See "THE ACQUISITION--Amendment."

DISSENTERS' RIGHTS

  Under Virginia law, stockholders of Commerce will have no dissenters' rights in connection with the Acquisition. See "THE ACQUISITION--Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary discussion of certain federal income tax consequences of the Acquisition to stockholders of Commerce. All stockholders should read carefully the discussion in "THE ACQUISITION--Certain Federal Income Tax Consequences of the Acquisition" and other sections of this Proxy Statement/Prospectus.

  Consummation of the Acquisition is conditioned upon receipt by the parties of an opinion from KPMG Peat Marwick LLP, satisfactory in form and substance to each of the parties, to the effect that the Acquisition will constitute one or more reorganizations within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended ("Code"), and that the exchange of Commerce Common Stock to the extent exchanged for BB&T Financial Common Stock will not give rise to the recognition of gain or loss for federal income tax purposes to Commerce's stockholders. See "THE ACQUISITION--Certain Federal Income Tax Consequences of the Acquisition."

  BECAUSE OF THE COMPLEXITIES OF THE FEDERAL INCOME TAX LAWS AND BECAUSE THE TAX CONSEQUENCES MAY VARY DEPENDING UPON A HOLDER'S INDIVIDUAL CIRCUMSTANCES OR TAX STATUS, IT IS RECOMMENDED THAT EACH STOCKHOLDER OF COMMERCE CONSULT HIS OR HER TAX ADVISER CONCERNING THE FEDERAL (AND ANY APPLICABLE STATE, LOCAL OR OTHER) TAX CONSEQUENCES OF THE ACQUISITION.

RESALES BY AFFILIATES

  As a condition to BB&T Financial's obligation to consummate the Acquisition, affiliates of Commerce must have entered into agreements that they will not sell any shares of BB&T Financial Common Stock received upon consummation of the Acquisition except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act and the rules and regulations promulgated thereunder. See "THE ACQUISITION--Restrictions on Resales by Affiliates."

OPTION AGREEMENT

  As a condition of BB&T Financial's entering into the Reorganization Agreement and to increase the probability that the Acquisition will be consummated, Commerce and BB&T Financial entered into an Option Agreement, dated as of June 24, 1994 ("Option Agreement"). The Option Agreement provides for the purchase by BB&T Financial of up to 540,000 shares of Commerce Common Stock (approximately 19.8% of the Commerce Common Stock), subject to adjustment, at an exercise price of $31.50 per share ("Commerce Option"). The Option Agreement is attached to this Proxy Statement/Prospectus as Appendix III.

  Exercise of the Commerce Option is permitted only upon the occurrence of the events and subject to the limitations specified in the Option Agreement. See "THE ACQUISITION--The Option Agreement."

MARKET PRICES AND DIVIDENDS

  The information presented in the following table reflects the last reported sales prices for BB&T Financial Common Stock and Commerce Common Stock on June 23, 1994, the last trading day prior to the public announcement of the proposed Acquisition, and the Commerce Common Stock equivalent per share basis, calculated by multiplying the closing price of BB&T Financial Common Stock on such date by the Exchange Ratio (1.305). The table also reflects the last reported sales prices for BB&T Financial Common Stock and Commerce Common Stock on or prior to [date immediately prior to mailing].

                                  MARKET VALUE

                                       HISTORICAL
                                 -----------------------
                                                         COMMERCE EQUIVALENT
                                 BB&T FINANCIAL COMMERCE   PER SHARE BASIS
                                 -------------- -------- -------------------
June 23, 1994...................     $31.25      $32.50        $40.78
   , 1994.......................

  BB&T Financial Common Stock is traded in the NASDAQ Stock Market and the shares are quoted on the Nasdaq/National Market System ("Nasdaq/NMS"). BB&T Financial has paid regular quarterly cash dividends since 1921. Although BB&T Financial currently intends to continue to pay quarterly cash dividends on the BB&T Financial Common Stock, there can be no assurance that BB&T Financial's dividend policy will remain unchanged after completion of the Acquisition. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements and the BB&T Financial Board of Directors' consideration of other relevant factors. See "MARKET PRICES AND DIVIDENDS."

  Commerce Common Stock is traded in the NASDAQ Stock Market and the shares are quoted on the Nasdaq/NMS. Commerce has paid regular quarterly cash dividends since 1992. However, there can be no assurance that dividends would be paid in the future. The declaration, payment and amount of any such future dividends would depend upon business conditions, operating results, capital and reserve requirements, regulatory authorizations and the consideration of other relevant factors by the Commerce Board of Directors. See "MARKET PRICES AND DIVIDENDS."

CERTAIN DIFFERENCES IN RIGHTS OF STOCKHOLDERS

  Upon completion of the Acquisition, stockholders of Commerce will become stockholders of BB&T Financial and their rights as such will be governed by North Carolina law and BB&T Financial's Amended Articles of Incorporation and By-laws. The rights of the stockholders of BB&T Financial are different in some respects from the rights of the stockholders of Commerce. See "DESCRIPTION OF BB&T FINANCIAL COMMON STOCK TO BE ISSUED IN THE ACQUISITION AND COMPARISON OF STOCKHOLDERS' RIGHTS" and "DESCRIPTION OF STOCKHOLDERS' RIGHTS OF SNC."

    THE   SHARES  OF  BB&T   FINANCIAL  COMMON  STOCK   TO  BE  ISSUED   IN
         THEACQUISITION ARE  NOT DEPOSITS AND  ARE NOT INSURED  BY THE
              FDIC OR ANY OTHER GOVERNMENT AGENCY.

                            SELECTED FINANCIAL DATA
  The following tables represent selected historical financial information for BB&T Financial, Commerce and SNC and selected combined pro forma financial information for BB&T Financial, Commerce and SNC. This information is derived from the historical consolidated financial statements of BB&T Financial, Commerce and SNC. The information for BB&T Financial, Commerce and SNC set forth below should be read in conjunction with such historical financial statements and the notes thereto incorporated herein by reference.

  The selected combined pro forma financial information showing the combined results of BB&T Financial, Commerce and SNC is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the Acquisition and the SNC Merger been consummated on the dates at the beginning of the periods presented, nor is it necessarily indicative of future results. For additional pro forma information, see "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                            AT OR FOR THE
                             SIX MONTHS
                           ENDED JUNE 30,     AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31,
                          ----------------- -------------------------------------------------
                            1994     1993     1993      1992      1991      1990      1989
                          -------- -------- --------- --------- --------- --------- ---------
BB&T FINANCIAL (HISTORI-
 CAL)
INCOME DATA
 ($ in thousands):
 Total interest and non-
  interest income.......  $391,720 $348,021  $724,678 $ 687,165 $ 702,387 $ 666,972 $ 654,914
 Net income.............    55,379   50,939   105,012    82,621    68,335    61,309    53,015
PERIOD-END BALANCE SHEET
 ITEMS
 ($ in millions):
 Assets.................  $  9,878 $  8,887 $   9,867 $   7,932 $   7,391 $   6,204 $   6,204
 Deposits...............     7,422    6,897     7,566     6,405     6,216     5,325     5,119
 Long-term debt.........       396      106       351       127       118       104       116
 Stockholders' equity...       804      763       797       654       576       457       407
PER SHARE DATA:
 Net income.............  $   1.52 $   1.47 $    2.95 $    2.53 $    2.30 $    2.20 $    2.02
 Fully diluted income...      1.52     1.43      2.91      2.43      2.21      2.13      1.95
 Cash dividend declared.       .54      .50      1.02       .91       .85       .81       .74
 Book value, end of pe-
  riod..................     22.17    21.13     21.90     20.01     18.18     16.55     15.43
AVERAGE SHARES OUTSTAND-
 ING:
 (thousands):
 Primary................    36,552   34,684    35,620    32,705    29,760    27,834    26,278
 Fully diluted..........    36,552   35,843    36,188    34,741    31,756    29,772    28,221
 Shares outstanding-end-
  ing...................    36,271   36,113    36,399    32,685    31,647    27,638    26,385
COMMERCE (HISTORICAL)
INCOME DATA
 ($ in thousands):
 Total interest and non-
  interest income.......  $ 28,694 $ 27,765 $  57,902 $  53,149 $  46,787 $  38,759 $  31,505
 Net income.............     3,602    3,148     6,551     4,942     2,599       547     1,687
PERIOD-END BALANCE SHEET
 ITEMS
 ($ in millions):
 Assets.................  $    692 $    666 $     690 $     645 $     479 $     405 $     303
 Deposits...............       636      616       634       598       445       374       278
 Long-term debt.........         7        7         7         6         6         6         1
 Stockholders' equity...        47       40        44        37        24        21        21
PER SHARE DATA:
 Net income.............  $   1.29 $   1.15 $    2.38 $    2.05 $    1.36 $     .29 $     .86
 Fully diluted income...      1.23     1.11      2.28      1.97      1.35       .29       .86
 Cash dividend declared.       .30      .22       .51       .26       .05       --        --
 Book value, end of pe-
  riod..................     17.10    15.91     16.22     14.90     13.63     12.79     13.07
AVERAGE SHARES OUTSTAND-
 ING:
 (thousands):
 Primary................     2,802    2,726     2,748     2,413     1,913     1,945     1,969
 Fully diluted..........     3,068    2,993     3,013     2,676     2,176     1,945     1,969
 Shares outstanding-end-
  ing...................     2,725    2,534     2,687     2,511     1,745     1,650     1,572

                            AT OR FOR THE
                             SIX MONTHS
                           ENDED JUNE 30,     AT OR FOR THE FISCAL YEARS ENDED DECEMBER 31,
                          ----------------- --------------------------------------------------
                            1994     1993     1993       1992      1991      1990      1989
                          -------- -------- ---------  --------- --------- --------- ---------
BB&T FINANCIAL/COMMERCE
 (PRO FORMA)
INCOME DATA
 ($ in thousands):
 Total interest and non-
  interest income.......  $420,414 $375,786  $782,580  $ 740,314 $ 749,174 $ 705,731 $ 686,419
 Net income.............    58,981   54,087   111,563     87,563    70,934    61,856    54,702
PERIOD-END BALANCE SHEET
 ITEMS
 ($ in millions):
 Assets.................  $ 10,570 $  9,553  $ 10,557   $  8,577  $  7,870  $  6,609  $  6,507
 Deposits...............     8,059    7,513     8,200      7,003     6,661     5,699     5,397
 Long-term debt.........       403      113       358        133       124       110       117
 Stockholders' equity...       851      803       841        691       600       478       428
PER SHARE DATA:
 Net income.............  $   1.47 $   1.41 $    2.85  $    2.44 $    2.20 $    2.04 $    1.90
 Fully diluted income...      1.46     1.37      2.80       2.35      2.11      1.98      1.84
 Cash dividend declared.       .54      .50      1.02        .91       .85       .81       .74
 Book value, end of pe-
  riod..................     21.36    20.38     21.06      19.23     17.66     16.06     15.04
AVERAGE SHARES OUTSTAND-
 ING:
 (thousands):
 Primary................    40,209   38,242    39,206     35,854    32,257    30,372    28,847
 Fully diluted..........    40,556   39,749    40,120     38,233    34,596    32,310    30,791
 Shares outstanding-end-
  ing...................    39,827   39,419    39,905     35,962    33,924    29,791    28,436
SNC (HISTORICAL)
INCOME DATA
 ($ in thousands):
 Total interest and non-
  interest income.......  $314,576 $324,918 $ 634,982   $653,348  $674,656  $667,803  $639,419
 Net income.............    52,931   20,651   (19,024)    59,166    44,610    30,869    36,416
PERIOD-END BALANCE SHEET
 ITEMS
 ($ in millions):
 Assets.................  $  8,236 $  7,585 $   8,274  $   7,380 $   6,567 $   6,403  $  6,148
 Deposits...............     6,229    6,042     6,323      6,041     5,504     5,149     4,981
 Long-term debt.........       217      371       480        290       293       389       309
 Common stockholders'
  equity................       520      522       487        501       425       370       349
 Stockholders' equity...       594      595       564        575       425       370       349
PER SHARE DATA
 Net income.............  $   1.15 $    .43 $    (.57) $    1.34 $    1.17 $     .82 $     .97
 Fully diluted income...      1.10      .43      (.57)      1.31      1.17       .82       .97
 Cash dividend declared.       .34      .30       .64        .50       .46       .42       .39
 Book value per common
  share, end of period..     11.98    12.63     11.34      13.15     12.15     10.95     10.33
AVERAGE SHARES OUTSTAND-
 ING
 (thousands):
 Primary................    43,636   41,899    42,331     40,778    38,079    37,461    37,375
 Fully diluted..........    48,189   46,468    46,889     44,994    38,112    37,461    37,375
 Shares outstanding-end-
  ing...................    43,386   41,333    42,961     38,090    34,993    33,776    33,770

                           AT, OR FOR THE
                             SIX MONTHS
                           ENDED JUNE 30,       AT, OR FOR THE FISCAL YEARS ENDED DECEMBER 31,
                          ----------------- ------------------------------------------------------
                            1994     1993      1993       1992       1991       1990       1989
                          -------- -------- ---------- ---------- ---------- ---------- ----------
BB&T FINANCIAL/COMMERCE/SNC
 (PRO FORMA)
INCOME DATA
 ($ in thousands):
 Total interest and non-
  interest income.......  $734,990 $700,704 $1,417,562 $1,393,662 $1,423,830 $1,373,534 $1,325,838
 Net income.............   111,912   74,738     92,539    146,729    115,544     92,725     91,118
PERIOD-END BALANCE SHEET
 ITEMS
 ($ in millions):
 Assets.................  $ 18,807 $ 17,138 $   18,837 $   15,957 $   14,437 $   13,012   $ 12,655
 Deposits...............    14,288   13,555     15,523     13,044     12,165     10,848     10,378
 Long-term debt.........       620      483        838        423        417        499        426
 Common stockholders'
  equity................     1,371    1,325      1,328      1,192      1,025        848        777
 Stockholders' equity...     1,445    1,399      1,407      1,266      1,025        848        777
PER SHARE DATA
 Net income.............  $   1.07 $    .72 $      .88 $     1.53 $     1.36 $     1.14 $     1.15
 Fully diluted income...      1.05      .74        .89       1.48       1.33       1.12       1.14
 Cash dividend declared.       .34      .30        .64        .50        .46        .42        .39
 Book value per common
  share, end of period..     13.56    13.45      13.17      13.21      12.18      11.02      10.36
AVERAGE SHARES OUTSTAND-
 ING
 (thousands):
 Primary................   101,938   97,350     99,180     92,765     84,852     81,500     79,203
 Fully diluted..........   106,995  104,104    105,064    103,438     88,275     84,310     82,022
 Shares outstanding-end-
  ing...................   101,135   98,491    100,823     90,235     84,183     76,973     75,002

                           COMPARATIVE PER SHARE DATA

  The following table presents at the dates and for the periods indicated (i) certain historical and pro forma combined per share data for BB&T Financial Common Stock after giving effect to the Acquisition and to the combination that would be effected by both the Acquisition and the SNC Merger and (ii) certain historical and pro forma data for Commerce Common Stock. The pro forma financial data relating to the Acquisition is presented using the pooling-of-interests method of accounting and the application of the Exchange Ratio of
1.305 shares of BB&T Financial Common Stock for each outstanding share of Commerce Common Stock. The pro forma financial data relating to the SNC Merger assumes the prior consummation of the Acquisition and is presented using the pooling-of-interests method of accounting and the application of the exchange ratio in the SNC Merger of 1.45 shares of the Continuing Corporation's common stock for each outstanding share of BB&T Financial Common Stock. The data presented should be read in conjunction with the historical financial statements and the related notes thereto included elsewhere herein or incorporated herein by reference and in conjunction with the pro forma combined condensed financial information included elsewhere herein.

                                                                                       COMMERCE
                                                       COMMERCE                       EQUIVALENT
                             HISTORICAL       BB&T/   EQUIVALENT              BB&T/   PRO FORMA
                         ------------------ COMMERCE  PRO FORMA             COMMERCE/   (BB&T/
                           BB&T             PRO FORMA   (BB&T/      SNC        SNC    COMMERCE/
                         FINANCIAL COMMERCE COMBINED  COMMERCE)  HISTORICAL PRO FORMA    SNC)
                         --------- -------- --------- ---------- ---------- --------- ----------
PRIMARY EARNINGS PER
 SHARE
Six Months Ended June
 30, 1994...............  $ 1.52    $ 1.29   $ 1.47     $ 1.92     $ 1.15    $ 1.07     $ 2.02
Fiscal Years Ended (1)
 1993...................    2.95      2.38     2.85       3.71       (.57)      .88       1.67
 1992...................    2.53      2.05     2.44       3.18       1.34      1.53       2.90
 1991...................    2.30      1.36     2.20       2.87       1.17      1.36       2.57
FULLY DILUTED EARNINGS
 PER SHARE
Six Months Ended June
 30, 1994...............  $ 1.52    $ 1.23   $ 1.46     $ 1.91     $ 1.10    $ 1.05     $ 1.99
Fiscal Years Ended (1)
 1993...................    2.91      2.28     2.80       3.65       (.57)      .89       1.68
 1992...................    2.43      1.97     2.35       3.07       1.31      1.48       2.80
 1991...................    2.21      1.35     2.11       2.75       1.17      1.33       2.52
CASH DIVIDENDS DECLARED
 PER SHARE
Six Months Ended June
 30, 1994...............  $  .54    $  .30   $  .54     $  .70     $  .34    $  .34     $  .64
Fiscal Years Ended (1)
 1993...................    1.02       .51     1.02       1.33        .64       .64       1.21
 1992...................     .91       .26      .91       1.19        .50       .50        .95
 1991...................     .85       .05      .85       1.11        .46       .46        .87
BOOK VALUE PER SHARE
As of June 30, 1994.....  $22.17    $17.10   $21.36     $27.87     $11.98    $13.56     $25.66
Fiscal Years Ended (1)
 1993...................   21.90     16.22    21.06      27.48      12.63     13.17      24.92
 1992...................   20.01     14.90    19.23      25.10      11.34     13.21      25.00
 1991...................   18.18     13.63    17.66      23.05      13.15     12.18      23.05

- --------
(1) The fiscal years of BB&T Financial, Commerce and SNC end on December 31.

                   INFORMATION CONCERNING THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to the stockholders of Commerce as of the Record Date and is accompanied by a form of proxy which is solicited by the Board of Directors of Commerce for use at the Special Meeting
of Commerce's stockholders to be held on    , 1994 and any adjournment thereof.
At the Special Meeting, stockholders will vote on whether to approve the Acquisition Agreement. Proxies may be voted on such other matters as may properly come before the Special Meeting, or any adjournment thereof, in the best judgment of the proxy holders named therein.

  Holders of Commerce Common Stock are requested to complete, date and sign the accompanying proxy and return it promptly to Commerce in the enclosed postage-paid envelope.

RECORD DATE, VOTING RIGHTS AND VOTE REQUIRED

  Only the holders of Commerce Common Stock on the Record Date (   ) are
entitled to receive notice of and to vote at the Special Meeting and at any
adjournments thereof. On the Record Date, there were     shares of Commerce
Common Stock outstanding which were held by approximately     holders of
record. Each share of Commerce Common Stock outstanding on the Record Date is entitled to one vote as to each of the matters submitted at the Special Meeting.

  APPROVAL OF THE ACQUISITION AGREEMENT WILL REQUIRE THE AFFIRMATIVE VOTE OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMERCE COMMON STOCK. FAILURE OF A HOLDER OF COMMERCE COMMON STOCK TO VOTE SUCH SHARES WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE ACQUISITION AGREEMENT.

  As of the Record Date, the directors and executive officers of Commerce and
their affiliates owned a total of     shares, or    % of Commerce Common Stock,
all of which are expected to be voted in favor of the Acquisition Agreement.

VOTING AND REVOCATION OF PROXIES

  The shares of Commerce Common Stock represented by properly completed proxies received at or prior to the time for the Special Meeting will be voted as directed by the stockholders, unless revoked as described below. If no instructions are given, executed proxies will be voted "FOR" approval of the Acquisition Agreement. If any other matters are properly presented at the Special Meeting and may be properly voted on, the proxies solicited hereby will be voted on such matters in accordance with the decision of a majority of the Commerce Board of Directors. However, in such event, voting authority will only be exercised to the extent permissible under the applicable federal securities laws. Management is not aware of any other business to be presented at the Special Meeting. This proxy is being solicited for the Special Meeting called to consider the Acquisition Agreement and any adjournment(s) of the Special Meeting and will not be used for any other meeting.

  The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. A stockholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with, or by delivering a duly executed proxy bearing a later date to, the Secretary of Commerce at Commerce's principal executive offices prior to the Special Meeting, or by attending the Special Meeting and voting in person. A proxy will not be revoked by the death or incapacity of the stockholder executing it unless, before the shares are voted, notice of such death or incapacity is filed with the Secretary of Commerce or other person authorized to tabulate votes.

SOLICITATION OF PROXIES

  Commerce will bear the costs of soliciting proxies, except under certain circumstances. In addition to use of the mails, proxies may be solicited personally or by telephone or facsimile by directors, officers and other employees of Commerce, who will not be specially compensated for such solicitation activities. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of shares held of record by such persons, and such persons will be reimbursed for their reasonable expenses incurred in that connection by Commerce. Commerce will not utilize the services of a proxy soliciting firm in connection with the solicitation of proxies in connection with the Special Meeting.

  No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Commerce, BB&T Financial or any other person. The delivery of this Proxy Statement/Prospectus will not, under any circumstances, create any implication that there has been no change in the affairs of Commerce or BB&T Financial since the date of this Proxy Statement/Prospectus.

RECOMMENDATION

  The Board of Directors of Commerce has unanimously approved the Acquisition Agreement and believes that the proposed transaction is fair to and in the best interests of Commerce and its stockholders. The Board of Directors of Commerce unanimously recommends that Commerce's stockholders vote FOR approval of the Acquisition Agreement.

  In making its recommendation, the Board of Directors of Commerce has considered, among other things, the opinion of Alex. Brown that BB&T Financial's proposal is fair to Commerce's stockholders from a financial point of view. See "THE ACQUISITION--Opinion of Financial Advisor."

                                THE ACQUISITION

  The following summary of certain terms and provisions of the Reorganization Agreement, Plan of Merger and Option Agreement is qualified in its entirety by reference to each of such documents, which are incorporated by reference herein and are attached hereto as Appendices I, II and III.

BACKGROUND OF THE ACQUISITION

  In October 1993, BB&T Financial and Commerce, together with Commerce's financial advisor, Alex. Brown, entered into discussions concerning a preferred stock purchase arrangement whereby BB&T Financial would commit to purchase up to $12 million of a newly created class of Commerce preferred stock. The preferred stock, which was designed to qualify as Tier 1 capital for regulatory purposes, would allow Commerce to enhance its capital position and would make available additional capital to help support the possible future expansion of Commerce. The preferred stock purchase agreement with BB&T Financial was publicly announced in April, 1994, but no shares of preferred stock have been issued thereunder.

  During the course of the negotiations with respect to the preferred stock arrangement, John A. Allison, IV, Chief Executive Officer of BB&T Financial, expressed an interest on several occasions to his counterpart at Commerce, G. Robert Aston, Jr., in exploring the possibility of a business combination of BB&T Financial and Commerce. The discussions were general and exploratory in nature and did not result in any specific offers or proposals being made. In March, 1994, Mr. Allison reiterated the interest of BB&T Financial in exploring the possibility of a potential business combination with Commerce. Mr. Aston indicated to Mr. Allison that Commerce would be in a better position to respond to BB&T Financial after the Commerce annual stockholders' meeting scheduled for the middle of May.

  In late May 1994, a special committee of the Commerce Board of Directors was formed (the "Special Committee") to study the strategic options available to Commerce, including the possibility of pursuing discussions with BB&T Financial concerning a possible business combination. The Special Committee was comprised of five independent directors from the Commerce Board (Messrs. Thomas C. Broyles; J.W. Whiting Chisman, Jr.; Andrew S. Fine; Ernest F. Hardee; and J. Alan Lindauer) and three members of Commerce senior management (Messrs. G. Robert Aston, Jr., President and Chief Executive Officer; R. Scott Morgan, Executive Vice President and Senior Lending Officer; and Gerald T. McDonald, Executive Vice President and Chief Financial Officer).

  The Special Committee held its first meeting on May 25, 1994. At that meeting, representatives of Alex. Brown presented and discussed a financial evaluation of Commerce assuming Commerce continued as an independent entity or merged with a larger institution. Alex. Brown identified potential merger partners and furnished estimates of the exchange ratios or prices that Commerce could reasonably expect to receive in a business combination. A second meeting of the Special Committee was held on May 31, 1994 with representatives of Alex. Brown that focused primarily on a potential business combination with BB&T Financial.

  After considering the information furnished by Alex. Brown and based on various other factors, including the prospect of remaining independent in view of the likelihood of further consolidation in the banking industry and the relationship already established with BB&T Financial in connection with the preferred stock purchase arrangement, the Special Committee concluded that it would be advisable to explore a potential business combination with BB&T Financial involving a tax-free exchange of Commerce Common Stock. The Special Committee believed that BB&T Financial had the financial capacity and desire to make a proposal which would be attractive to Commerce stockholders from a financial point of view. In addition, the Special Committee believed BB&T Financial had a banking culture that would be compatible with that of Commerce, particularly since Commerce would be able to operate as a separate bank within the holding company system. Accordingly, the Special Committee authorized Alex. Brown to contact BB&T Financial. In view of the discussions which ensued with BB&T Financial and the ultimate result of the negotiations, Alex. Brown was not thereafter authorized to contact other institutions concerning their possible interest in submitting a merger proposal.

  During the period of June 8 through June 13, 1994, three meetings took place between representatives of BB&T Financial and Commerce at which potential terms and conditions of a possible transaction with BB&T Financial were discussed. Based on the preliminary discussions at these meetings, the parties decided to meet on June 21 to negotiate the terms of the transaction, including price, and to arrive at a definitive agreement. Over the course of the next two days, the managements of BB&T Financial and Commerce, with the assistance of their respective legal advisors and Commerce's financial advisor, negotiated the terms of the transaction as set forth in the Acquisition Agreement and the Option Agreement.

  At a meeting of the Commerce Board of Directors on June 23, 1994, the management of Commerce, as well as Commerce's financial and legal advisors, reviewed for the Commerce Board of Directors, among other things, a summary of the terms of the Acquisition Agreement and the Option Agreement. Alex. Brown presented its analysis of the BB&T Financial offer and delivered its opinion, updated to the date hereof, that the terms of the offer are fair to the Commerce stockholders from a financial point of view. See "--Opinion of Financial Advisor." Based upon its review and after receiving the advice of Alex. Brown and considering various other factors, the Commerce Board of Directors unanimously approved and authorized the execution and adoption of the Acquisition Agreement and the Option Agreement. See "--Reasons for the Acquisition; Recommendation of the Commerce Board of Directors" and "--The Option Agreement." The terms of the Acquisition and the execution of the Acquisition Agreement and the Option Agreement were announced in a joint press release on June 24, 1994.

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE COMMERCE BOARD OF DIRECTORS

  The Commerce Board of Directors believes that the Acquisition and the Acquisition Agreement are in the best interests of Commerce and the Commerce stockholders. As explained below, this conclusion is supported by the opinion of its independent financial advisor. In considering the terms and conditions of the Acquisition Agreement, the Commerce Board of Directors considered a number of factors. The Commerce Board of Directors did not assign any relative or specific weights to the factors considered. The material factors considered were:

    (i) The Financial Terms of the Acquisition. In this regard, the Commerce Board of Directors was of the view that, based on historical and anticipated trading ranges for BB&T Financial Common Stock, the value of the consideration to be received by Commerce stockholders resulting from the Exchange Ratio represented a fair multiple of Commerce's per share book value, market value and earnings. The Commerce Board of Directors also considered that, under the proposed Exchange Ratio and based on the Commerce Board of Directors' belief that BB&T Financial would continue to pay dividends at its current rate, although there can be no assurance that current dividends are indicative of future dividends, the Acquisition would result in a substantial increase in dividend income to Commerce stockholders. See "COMPARATIVE PER SHARE DATA." In addition, the Commerce Board of Directors considered the fact that, based on the Exchange Ratio, Commerce stockholders would own approximately 10% of the combined company, which percentage compared favorably to the percentages indicated by the contribution analysis presented to the Board. See "--Opinion of Financial Advisor" for a discussion of this comparative information.

    (ii) The Terms, Other than the Financial Terms, and Structure of the Acquisition. In this respect, the Commerce Board of Directors considered the benefits to the customers and employees of Commerce and the communities it serves by allowing Commerce to remain a separate bank within the BB&T Financial system. The Commerce Board of Directors further considered the active role that Commerce, as BB&T Financial's first merger partner in Virginia, would play in connection with additional financial institution acquisitions in Virginia. The Commerce Board of Directors also considered that the Acquisition would qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). See "--Certain Federal Income Tax Consequences."

    (iii) Certain Financial and Other Information Concerning BB&T
  Financial. In this respect, the Commerce Board of Directors considered, among other things, the consistently high position of BB&T Financial among its peer group of national and regional financial institutions in terms of profitability, capital adequacy and asset quality. The Commerce Board of Directors also considered that the historical dividends per share, net income per share and book value per share of BB&T Financial Common Stock to be received by Commerce stockholders, after giving effect to the Exchange Ratio, would represent a substantial increase in the historical dividends per share, net income per share and book value per share of Commerce Common Stock, although there can be no assurance that pro forma amounts are indicative of future dividends, income per share or book value per share of BB&T Financial. The Commerce Board of Directors further considered the diversification of risk associated with ownership in an institution which serves a broad geographic area which encompasses most of North Carolina and parts of South Carolina. In addition, the Commerce Board of Directors considered the increased marketability and liquidity of BB&T Financial Common Stock.

    (iv) Opinion of Financial Advisor. The Commerce Board of Directors also considered the opinion of Alex. Brown as to the fairness, from a financial point of view, of the terms of the Acquisition Agreement to Commerce stockholders. See "--Opinion of Financial Advisor."

    (v) Certain other Considerations. The Commerce Board of Directors further determined that the addition of resources resulting from the Acquisition will enable Commerce to provide a wider and improved array of financial services to consumers and businesses and to achieve added flexibility in dealing with the changing competitive environment in its market area. In addition, the Commerce Board of Directors considered the prospects of nationwide interstate banking, the continued disintegration of traditional geographic and industry lines and the likelihood of further consolidation in the banking industry.

  The Commerce Board of Directors believes that the Acquisition and the Acquisition Agreement are in the best interests of Commerce and the Commerce stockholders. The Commerce Board of Directors unanimously recommends that Commerce's stockholders vote TO APPROVE the Acquisition Agreement.

OPINION OF FINANCIAL ADVISOR

  Commerce retained Alex. Brown to act as its financial advisor in connection with the Acquisition and related matters. Commerce selected Alex. Brown to act as its financial advisor based upon Alex. Brown's qualifications, expertise and reputation, as well as its familiarity with Commerce's business and market area. Alex. Brown regularly publishes research reports regarding Commerce, the financial services industry in general and the businesses and securities of publicly owned companies in that industry.

  Representatives of Alex. Brown attended the meeting of Commerce's Board of Directors on June 23, 1994, at which time the Acquisition Agreement was approved and adopted. Alex. Brown rendered an opinion to Commerce's Board of Directors that, on June 23, 1994, based on the matters set forth therein, the Exchange Ratio of 1.305 shares of BB&T Financial Common Stock for each share of Commerce Common Stock is fair to the stockholders of Commerce from a financial point of view. Alex. Brown did not determine or recommend the type or amount of merger consideration. No limitations were imposed by the Commerce Board of Directors upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

  The full text of Alex. Brown's opinion, updated to the date hereof, which sets forth assumptions made, matters considered and limits on the review undertaken, is attached hereto as Appendix IV and is incorporated herein by reference. Commerce stockholders are urged to read the opinion of Alex. Brown in its entirety. The following summary of the opinion is qualified in its entirety by reference to the full text of the opinion.

  In rendering its opinion, Alex. Brown (i) reviewed the Acquisition Agreement, certain publicly available business and financial information concerning Commerce and BB&T Financial and certain internal financial analyses and forecasts for Commerce prepared by Commerce's management; (ii) held discussions with members of executive management of Commerce and BB&T Financial regarding the past and current business operations, financial condition and future prospects of Commerce and BB&T Financial; (iii) reviewed the reported price and trading activity of Commerce Common Stock and BB&T Financial Common Stock and compared certain financial and stock market information for Commerce and BB&T Financial with similar information for certain other companies, the securities of which are publicly traded; (iv) reviewed the financial terms of certain recent business combinations which Alex. Brown deemed comparable in whole or in part; and (v) performed such other studies and analyses as Alex. Brown considered appropriate.

  Alex. Brown relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of its opinion. With respect to the financial forecasts reviewed by Alex. Brown in rendering its opinion, Alex. Brown assumed that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Commerce as to the future financial performance of Commerce. Alex. Brown did not make an independent evaluation or appraisal of the assets or liabilities of Commerce nor was it furnished with any such appraisal.

  The summary set forth below does not purport to be a complete description of the analyses performed by Alex. Brown in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description.

Accordingly, notwithstanding the separate factors discussed below, Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses or of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. No one of the analyses performed by Alex. Brown was assigned a greater significance than any other. In performing its analyses, Alex. Brown made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Commerce or BB&T Financial's control. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of business do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

  Analysis of Selected Publicly Traded Companies. In preparing its opinion, Alex. Brown, using publicly available information, compared selected financial information including book value, tangible book value, recent earnings, asset quality ratios and loan loss reserve levels, for Commerce and a group of selected comparable financial institutions.

  The group comprised ten selected banking organizations located in the states of Arkansas, Georgia, North Carolina, South Carolina, Virginia and West Virginia that possessed an asset base between $300 million and $1.5 billion ("Regional Comparable Group"). The Regional Comparable Group included Allied Bankshares, Inc., Carolina First Corp., Century South Banks, Inc., L.S.B. Bancshares, Inc. of South Carolina, NBSC Corp., Piedmont BankGroup, Inc., Premier Bankshares Corp., Simmons First National Corp., First United Bancshares, Inc. and WesBanco, Inc. As of June 22, 1994, the relative multiples of the market price of Commerce Common Stock and the mean market price of the common stock of the Regional Comparable Group to such selected June 30, 1994 financial data were: to trailing 12 months earnings per share, 12.6x for Commerce and 12.8x for the Regional Comparable Group; to stated book value, 172.6% for Commerce and 156.9% for the Regional Comparable Group; to tangible book value, 176.2% for Commerce and 184.9% for the Regional Comparable Group; and to total assets, 11.5% for Commerce and 15.2% for the Regional Comparable Group.

  Analysis of Comparable Acquisition Transactions. In preparing its opinion, Alex. Brown analyzed certain comparable merger and acquisition transactions for bank institutions based upon the acquisition price relative to stated book value, latest twelve months earnings, total assets, premium to core deposits and one month prior to announcement market price premium. The analysis included a review and comparison of the mean multiples represented by a sample of recently effected or pending bank acquisitions nationwide having a transaction value between $50 million and $200 million which were announced since January 1, 1992 (a total of 55 transactions), as segmented into: (i) transactions in Georgia, Maryland, North Carolina, South Carolina and Virginia (4 transactions) ("Regionally-Segmented Transactions"); (ii) transactions in which the selling bank demonstrated a return on average assets of between 0.70% and 1.20% during the year of an announced acquisition (25 transactions) ("Profitability-Segmented Transactions"); and (iii) transactions in which the selling bank had non-performing assets of less than 1.00% for the most recent quarter prior to an announced acquisition (27 transactions) ("Asset Quality-Segmented Transactions").

  Based on the closing stock price of BB&T Financial Common Stock on June 22, 1994 ($31.25), the market value of the merger consideration at June 23, 1994 was $40.78 per Commerce share (the "Comparison Value"). The relative multiples of the Comparison Value and each of the comparable acquisition transaction segmentations are provided in the following table:

                                      PURCHASE PRICE TO
                                 ---------------------------
                                                                     ONE MONTH
                                             LAST 12                   PRIOR
                                             MONTHS           CORE    MARKET
                                            EARNINGS         DEPOSIT   PRICE
   TRANSACTION GROUP             BOOK VALUE PER SHARE ASSETS PREMIUM  PREMIUM
   -----------------             ---------- --------- ------ ------- ---------
COMPARISON VALUE................   238.6%     17.4x    18.2%  13.7%    51.7%
Comparable Acquisition Transac-
 tions:
(a) Nationwide..................   197.8%     14.7x    16.7%  10.9%    38.8%
(b) Regionally-Segmented........   208.5%     21.0x    18.1%  11.3%    29.9%
(c) Profitability-Segmented.....   188.6%     15.9x    15.1%   9.5%    42.2%
(d) Asset Quality-Segmented.....   216.1%     15.7x    18.4%  12.7%    41.6%

  Contribution Analysis. Alex. Brown analyzed the historical (March 31, 1994) contribution of each of Commerce and BB&T Financial (pro forma for its acquisition of L.S.B. Bancshares, Inc. of South Carolina) to, among other things, the total assets, total equity and three months ended March 31, 1994 net income of the pro forma combined company. This analysis showed that Commerce would have contributed 6.51% of the total assets, 5.49% of the total equity and 6.11% of the three months ended March 31, 1994 net income to the pro forma combined company, compared with a proposed ownership of 10.0% of the combined company to be held by Commerce stockholders. This analysis did not include any merger synergies.

  Discounted Cash Flow Analysis. Using discounted cash flow analysis, Alex. Brown estimated the present value of the future dividend streams that Commerce could produce through December 31, 1998, under different assumptions as to required equity levels, if Commerce performed in accordance with management's forecasts and certain variants thereof. Alex. Brown also estimated the terminal value for Commerce's common equity after the period by applying book value acquisition multiples (188.6%--238.6%) derived from the average price to book multiples generated by the different segmentations in the comparable transaction analysis. The dividend streams and terminal values were then discounted to present values using discount rates ranging from 13.5% to 16.5% which reflect different assumptions regarding the required rates of return of holders or prospective buyers of Commerce Common Stock.

  Reference Range. Based in part on the several analyses discussed above, Alex. Brown developed, for purposes of its opinion, a reference range for the value of Commerce Common Stock of $30.50 to $42.27 per share of Commerce Common Stock. The values reflected in the foregoing reference range were considered along with the other analyses performed by Alex. Brown and were not intended to represent the price at which 100% of the Commerce Common Stock could actually be sold. The foregoing reference range was based in part on the application of economic and financial models and is not necessarily indicative of actual values, which may be significantly more or less than such estimates. The reference ranges does not purport to be an appraisal.

  Compensation of Financial Advisor. Pursuant to the terms of an engagement letter dated June 4, 1993 and an addendum dated May 31, 1994, Commerce has agreed to pay Alex. Brown a fee of 1.00% of the aggregate consideration to be paid in the Acquisition for acting as financial advisor to Commerce in connection with the Acquisition, including rendering its opinion. Commerce paid $25,000 of this fee to Alex. Brown upon execution of the engagement letter and the balance of this fee is payable to Alex. Brown upon consummation of the Acquisition. Whether or not the Acquisition is consummated, Commerce has agreed to reimburse Alex. Brown for certain reasonable out-of-pocket expenses and has also agreed to indemnify Alex. Brown and certain related persons against certain liabilities relating to or arising out of its engagement.

  Certain Relationships. Alex. Brown has acted, from time to time, as financial advisor to Commerce, including acting as financial advisor to Commerce in connection with the Preferred Stock Purchase Agreement with BB&T Financial dated April 21, 1994. In the ordinary course of its business, Alex. Brown makes a market in Commerce and BB&T Financial securities and may hold positions in securities of Commerce and BB&T Financial.

  THE FULL TEXT OF ALEX. BROWN'S OPINION AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX IV TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE, AND SHOULD BE READ IN ITS ENTIRETY IN CONNECTION WITH THIS PROXY STATEMENT/PROSPECTUS. THE SUMMARY OF THE OPINION OF ALEX. BROWN SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION.

GENERAL DESCRIPTION OF THE TERMS OF THE ACQUISITION

  On the Effective Date, holders of Commerce Common Stock will receive a number of shares of BB&T Financial Common Stock based on the Exchange Ratio. See "-- Exchange of Commerce Common Stock." BB&T-VA will be merged with and into Commerce, with Commerce as the surviving corporation and wholly owned subsidiary of BB&T Financial (Commerce as existing on and after the Effective Date being hereinafter sometimes referred to as the "Surviving Corporation"). Immediately after the Effective Date, BB&T Financial will distribute all of the outstanding common stock of the Surviving Corporation to BB&T Financial Corporation of Virginia, a to be formed Virginia corporation and wholly owned subsidiary of BB&T Financial ("BB&T Financial-Va"), and the Surviving Corporation will become a wholly owned subsidiary of BB&T Financial-Va. Unless the BB&T Financial-Va Board of Directors votes otherwise, the Surviving Corporation will be named "Commerce Bank" for a period of not less than three years after the Effective Date.

  Upon consummation of the Merger, all of the members of the Commerce Board of Directors will become members of the Board of Directors of the Surviving Corporation. In addition, BB&T Financial has agreed to cause seven members of the Commerce Board of Directors designated by Commerce's Chief Executive Officer (the "BB&T Financial-Va Designees"), and three other persons designated by BB&T Financial, to become members of the BB&T Financial-Va Board of Directors upon consummation of the Acquisition. The BB&T Financial-Va Designees are: G. Robert Aston, Jr.; Ramon W. Breeden, Jr.; Thomas C. Broyles; J.W. Whiting Chisman, Jr.; Andrew S. Fine; Ernest F. Hardee; and J. Alan Lindauer. Mr. Lindauer will become Chairman of the Board of BB&T Financial-Va.

  The Reorganization Agreement provides that BB&T Financial and Commerce will each bear and pay their own costs and expenses incurred in connection with the transactions contemplated by the Reorganization Agreement, including fees and expenses of each party's own financial consultants, accountants and counsel, except that BB&T Financial and Commerce will each bear and pay 50 percent of the cost of printing this Proxy Statement/Prospectus. BB&T Financial will, however, reimburse Commerce for all reasonable out-of-pocket expenses incurred by Commerce in connection with the transactions contemplated by the Reorganization Agreement if the Reorganization Agreement is terminated. However, the Reorganization Agreement further provides that BB&T Financial's obligation to reimburse Commerce for such expenses will not apply if Commerce materially breaches any provision of the Acquisition Agreement or the Option Agreement.

EXCHANGE OF COMMERCE COMMON STOCK

  At the Effective Date, each share of Commerce Common Stock outstanding immediately prior to the Effective Date will be exchanged for 1.305 shares of BB&T Financial Common Stock; provided, that in the event that BB&T Financial shall have a record date between June 24, 1994 and the effective date of the

Acquisition for a special distribution to stockholders, a stock split, stock dividend or similar change in capitalization, an equitable and appropriate adjustment shall be made to the Exchange Ratio to reflect the effect of such distribution or change.

  No fractional shares of BB&T Financial Common Stock will be issued in connection with the Acquisition. Instead, cash will be paid in lieu of fractional shares in an amount equal to the product of the fractional share multiplied by the average of the reported closing price of BB&T Financial Common Stock on the Nasdaq/NMS on the ten trading days ending on the tenth business day prior to the Effective Date of the Acquisition (the "BB&T Financial Average Closing Price").

  At the Effective Date, Commerce's obligations with respect to its authorized and outstanding Capital Notes, issued by Commerce pursuant to the Indenture, will be assumed by BB&T Financial and the Surviving Corporation by a supplemental indenture and each holder of a Capital Note will have the right, during the period such Capital Note is convertible, to convert each Capital
Note into shares of BB&T Financial Common Stock at a Conversion Rate equal to
1.305 shares of BB&T Financial Common Stock for each share of Commerce Common Stock into which such Capital Notes would have been converted immediately prior to the Effective Date, subject to payment of cash in lieu of any fractional shares and to further adjustment in accordance with the terms of the Indenture.

  To the extent not exercised prior to the Effective Date, Commerce's obligations with respect to stock options granted under the Commerce Stock Option Plans will be assumed by BB&T Financial and each stock option outstanding under such plan shall become the right to receive, upon payment of the adjusted exercise price, that number of shares of BB&T Financial Common Stock the option holder would have received pursuant to the Acquisition if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. The conversion of the Commerce stock options is subject to the restrictions imposed on "incentive stock options" by federal law. See "--Interests of Certain Persons in the Acquisition and Effect of the Acquisition on Employees and Benefit Plans--Stock Options."

  The market price of BB&T Financial Common Stock following the completion of the Acquisition will depend on the results of operations and the financial condition of BB&T Financial, the pending SNC Merger, the general level of interest rates, the perception of the banking industry generally, and other relevant factors that may affect the price of BB&T Financial Common Stock and that may affect the securities markets generally. Accordingly, BB&T Financial Common Stock could trade at prices higher or lower than those trading prices that may have been considered by Commerce's Board of Directors in approving the Exchange Ratio.

EXCHANGE OF COMMERCE COMMON STOCK CERTIFICATES

  As soon as practical after the Effective Date, BB&T-NC, as the transfer agent for BB&T Financial Common Stock ("Transfer Agent"), will mail to each holder of record of Commerce Common Stock a letter of instruction regarding the procedures to be followed in the exchange of certificates of Commerce Common Stock for certificates of BB&T Financial Common Stock. When it is received, holders of Commerce Common Stock should follow the instructions contained therein.

  Commerce's stockholders should not forward any certificates representing shares of Commerce Common Stock except in accordance with the letter of instruction from the Transfer Agent to be sent after the Effective Date.

  COMMERCE'S STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES TO THE TRANSFER AGENT UNTIL INSTRUCTED TO DO SO.

  Upon surrender of certificates representing shares of Commerce Common Stock to the Transfer Agent after the Effective Date, each holder of Commerce Common Stock will receive a certificate representing the number of shares of BB&T Financial Common Stock to which such holder is entitled pursuant to the Exchange Ratio, and each holder of Commerce Common Stock entitled to receive a fraction of a share of BB&T Financial Common Stock shall also receive cash in an amount equal to such fractional part of a share of BB&T Financial Common Stock multiplied by the BB&T Financial Average Closing Price. At the Effective Date, Commerce's obligations with respect to its Capital Notes will be assumed by BB&T Financial and the Surviving Corporation by a supplemental indenture, and each holder of a Capital Note will have the right, during the period such Capital Note is convertible, to convert each Capital Note into the number of shares of BB&T Financial Common Stock to which such holder is entitled pursuant to the Conversion Rate, subject to payment of cash in lieu of any fractional shares and to further adjustment in accordance with the terms of the Indenture. In addition, at the Effective Date, Commerce's obligations with respect to stock options granted under the Commerce Stock Option Plans will be assumed by BB&T Financial, and each stock option outstanding under each such Plan will become the right to receive, upon payment of the adjusted exercise price, that number of shares of BB&T Financial Common Stock the option holder would have received pursuant to the Acquisition if he or she had exercised such option immediately prior thereto. However, a holder of any Commerce option who would otherwise be entitled to receive a fraction of a share of BB&T Financial Common Stock upon exercise of all his or her options at any one time will receive cash in an amount equal to such fractional part of a share of BB&T Financial Common Stock multiplied by the BB&T Financial Average Closing Price. The conversion of the Commerce stock options is subject to the restrictions imposed on "incentive stock options" by federal law.

  A certificate for BB&T Financial Common Stock will be issued only in the name in which the certificate for Commerce Common Stock surrendered for exchange is registered. BB&T Financial will issue a single certificate for shares of BB&T Financial Common Stock to which a Commerce stockholder is entitled. In no event will the Transfer Agent, BB&T Financial or any party to the Acquisition be liable to any person for any BB&T Financial Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

  After the Effective Date and until surrender of Commerce Common Stock to the Transfer Agent, each certificate that represented outstanding Commerce Common Stock immediately prior to the Effective Date will be deemed to evidence ownership of the number of shares of BB&T Financial Common Stock into which the shares represented by such certificates have been exchanged and any right to receive cash in lieu of fractional shares into which such shares would have converted. No Commerce stockholder will, however, receive the dividends or other distributions on BB&T Financial Common Stock until the certificates representing Commerce Common Stock are surrendered for exchange. Upon surrender of certificates representing Commerce Common Stock, each such stockholder will receive the number of shares of BB&T Financial Common Stock to which such stockholder is entitled under the Exchange Ratio and cash in lieu of any fractional shares, plus any dividends or other distributions on BB&T Financial Common Stock which are payable to holders as of any record date following the Effective Date. No Commerce stockholder will be entitled to dividends, voting rights or any other stockholder right in respect of any fractional share. All fractional share interests of each stockholder will be aggregated, and no such stockholder will receive a cash payment equal to, or greater than, the BB&T Financial Average Closing Price.

CONDITIONS TO CONSUMMATION OF THE ACQUISITION

  The respective obligations of BB&T Financial and Commerce to consummate the Acquisition are subject to the satisfaction of certain conditions, including, without limitation, the taking of all necessary corporate action with respect to the Acquisition Agreement, including the approval of the Acquisition Agreement by the stockholders of Commerce; the continuing effectiveness of the registration statement under the Securities Act and applicable state securities or "Blue Sky" laws or exemptions to those laws; the registration or exemption from registration under applicable state securities or "Blue Sky" laws of the BB&T Financial Common Stock to be issued pursuant to the Acquisition Agreement; the absence of any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by the Reorganization Agreement; the receipt of an opinion from BB&T Financial's counsel or tax advisor, in form and substance satisfactory to Commerce and BB&T Financial, substantially to the effect that the Acquisition will constitute one or more reorganizations under Section 368 of the Code, and that the stockholders of Commerce will not recognize any gain or loss to the extent that such stockholders exchange shares of Commerce Common Stock for shares of BB&T Financial Common Stock; the accuracy of the representations and warranties set forth in the Reorganization Agreement in all material respects as of the Effective Date as though made on and as of such date; the performance by Commerce and BB&T Financial in all material respects of all material obligations and compliance with all material covenants required by the Reorganization Agreement; the receipt of certain opinions of counsel and certificates from officers of Commerce and BB&T Financial; the receipt of all necessary regulatory approvals for the Acquisition and expiration of all notice periods and waiting periods required after the granting of any such approvals, without any condition or requirement contained therein which, in the reasonable opinion of the BB&T Financial Board of Directors, would so materially adversely affect the business or economic benefits of the transactions contemplated by the Reorganization Agreement as to render consummation of those transactions inadvisable or unduly burdensome; and that neither BB&T Financial nor Commerce has reasonably determined in good faith that there has been a material adverse change in the condition, operations or prospects of the other party since December 31, 1993.

  Consummation of the Acquisition also is subject to the condition that BB&T Financial will have received written agreements from the affiliates of Commerce that they will not sell any shares of BB&T Financial Common Stock received upon consummation of the Acquisition except in compliance with Rule 145 under the Securities Act or otherwise in compliance with the Securities Act and the rules and regulations promulgated thereunder. It is also a condition that BB&T Financial will have determined that the Acquisition will qualify for the pooling-of-interests method of accounting.

  Either Commerce or BB&T Financial may waive certain of the conditions imposed with respect to its or their respective obligations to consummate the Acquisition, except for (i) the requirements that the Acquisition be approved by Commerce's stockholders and that all required regulatory approvals for the Acquisition be received and (ii) after approval of the Acquisition Agreement by Commerce's stockholders, any reduction in the number of shares of BB&T Financial Common Stock into which each share of Commerce Common Stock will be converted in the Acquisition or the payment terms for fractional interests thereof.

TERMINATION

  The Reorganization Agreement may be terminated at any time on or prior to the Effective Date by the mutual consent in writing of the parties. Either party may elect to terminate the Reorganization Agreement by notifying the other party in writing upon a breach by the other party in any material respect of
(i) any covenant or undertaking contained in the Reorganization Agreement, Plan of Merger or Option Agreement, or (ii) any representation or warranty contained in the Reorganization Agreement, which breach has been materially adverse. The Reorganization Agreement may only be terminated as a result of such breach if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Date. Either party may also elect to terminate the Reorganization Agreement on the Effective Date if the conditions precedent to the obligations of such party to consummate the transactions contemplated by the Reorganization Agreement have not been satisfied or fulfilled. The Reorganization Agreement also may be terminated by either party if any of the regulatory applications for prior approval are denied and the time period for appeals and requests for reconsideration of such denial has run, or if the Commerce stockholder approval required to consummate the Acquisition is not obtained. In addition, the Reorganization Agreement may be terminated by either party if the Effective Date has not occurred prior to the close of business on June 30, 1995. The Reorganization Agreement may also be terminated by either party if such party determines in good faith that any condition precedent to such party's obligations would be impossible to satisfy. The terminating party must, however, give the other party notice at least ten days prior to such termination and provide the other party a reasonable opportunity to discuss the matter with a view to achieving a mutually acceptable resolution.

AMENDMENT

  The Acquisition Agreement may be amended or supplemented in writing by mutual agreement of BB&T Financial and Commerce, provided that such amendment or supplement must be approved by their respective Boards of Directors, and provided further that no amendment or supplement executed after approval of the Acquisition Agreement by Commerce's stockholders may reduce either the number of shares of BB&T Financial Common Stock into which each share of Commerce Common Stock will be converted in the Acquisition or the payment terms for fractional interests. The Reorganization Agreement was amended as of August 25, 1994 to change the structure of the Acquisition to provide that BB&T-VA will be a direct subsidiary of BB&T Financial prior to the Merger and, immediately following the Merger, BB&T Financial will distribute all of the outstanding common stock of the Surviving Corporation to BB&T Financial-Va and the Surviving Corporation will become a subsidiary of BB&T Financial-Va.

CONDUCT OF COMMERCE'S AND BB&T FINANCIAL'S BUSINESS PRIOR TO THE EFFECTIVE DATE

  Under the terms of the Reorganization Agreement, neither Commerce nor any Commerce subsidiary may, without the prior written consent of BB&T Financial, which consent may not be withheld on an arbitrary basis or basis inconsistent with BB&T Financial's interests as an acquiror of Commerce, among other things:
(i) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as theretofore conducted, or establish or acquire any new subsidiary or cause or permit any subsidiary to engage in any new activity or expand any existing activities; (ii) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock that would cause the Acquisition not to be accounted for as a pooling-of-interests, as determined by BB&T Financial; (iii) issue any shares of its capital stock other than pursuant to the Option Agreement, the Commerce Stock Option Plans, the Capital Notes, or the Commerce Dividend Reinvestment and Stock Purchase Plan; (iv) issue, grant or authorize any rights other than pursuant to the Option Agreement or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization; (v) amend its articles of incorporation or by-laws; impose, or suffer the imposition, on any share of stock held by Commerce in any Commerce subsidiary of any material lien, charge or encumbrance or permit any such lien to exist; or waive or release any material right or cancel or compromise any material debt or claim other than in the ordinary course of business; (vi) merge with any other corporation or bank or permit any other corporation, savings institution or bank to merge into it or consolidate with any other corporation, savings institution or bank; acquire control over any other firm, bank, corporation, savings institution or organization; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business; (vii) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business except where Commerce or any Commerce subsidiary is in good faith contesting the validity of any of the foregoing; (viii) increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in a manner and amount consistent with past practice; (ix) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided however, that this subpart shall not prevent renewals of any of the foregoing consistent with past practice; (x) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Commerce or any Commerce subsidiary or any business combination with Commerce or any Commerce subsidiary other than as contemplated by the Reorganization Agreement; or authorize any officer, director, agent or affiliate of it to do any of the above; or fail to notify BB&T Financial immediately if any such inquiries or proposals are received by, any such information is required from, or any such negotiations or discussions are sought to be initiated with, Commerce; (xi) enter into (a) any material agreement, arrangement or commitment not made in the ordinary course of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (b) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Commerce or a Commerce subsidiary or guarantee by Commerce or a Commerce subsidiary of any such obligation, (c) any agreement, arrangement or commitment not cancellable by Commerce without penalty or cost within 30 days after the Effective Date relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the normal election of directors by stockholders and the election of officers by directors not pursuant to a specific agreement, arrangement or commitment not previously disclosed as provided in the Reorganization Agreement), or (d) any contract, agreement or understanding with a labor union;
(xii) change its lending, investment or asset liability management policies in any material respect or materially change the mix (by type of security) and average maturity of the securities portfolio, except as may be required by applicable law, regulation or directives, and except that after approval of the Acquisition Agreement by its stockholders, Commerce shall cooperate in good faith with BB&T Financial to adopt policies, practices and procedures consistent with those used by BB&T Financial, effective on or before the consummation of the Acquisition; (xiii) change its methods of accounting in effect at December 31, 1993, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1993, except as required by changes in law or regulation; or (xiv) agree to do any of the foregoing.

  Except with the prior written consent of Commerce, which consent may not be arbitrarily or unreasonably withheld, prior to the Effective Date, neither BB&T Financial nor any of its subsidiaries may: (i) exercise the Option Agreement other than in accordance with its terms, or dispose of the shares of Commerce Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted or contemplated by the terms of the Option Agreement, see "THE ACQUISITION--The Option Agreement"; (ii) enter into a merger or other business combination transaction with any other corporation or person in which BB&T Financial would not be the surviving or continuing entity after the consummation thereof; (iii) sell or lease all or substantially all of the assets and business of BB&T Financial; or (iv) declare an extraordinary or special dividend or distribution on BB&T Financial Common Stock in an amount equal to more than 10% of BB&T Financial's stockholders' equity as reflected on the financial statements of BB&T Financial as of the three months ended prior to such payment.

REGULATORY CONSIDERATIONS

  The Acquisition is subject to certain regulatory approvals, as set forth below. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and regulations and the regulations promulgated under such statutes.

  The Acquisition is subject to approval by the Federal Reserve under the BHCA, which prohibits a bank holding company, such as BB&T Financial or BB&T Financial-Va, from acquiring direct or indirect ownership or control of more than five percent (5%) of the voting shares of any bank, such as Commerce, unless the Federal Reserve has approved the transaction. In considering an application for approval of such an acquisition, the Federal Reserve reviews the financial and managerial resources and future prospects of the bank holding companies and the banks concerned and the convenience and needs of the communities to be served. The Federal Reserve also is required to evaluate whether the Acquisition would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade, unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the Federal Reserve must take into account the records of BB&T Financial and Commerce in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. The BHCA requires that any bank acquisition or merger may not be consummated until the 30th day after approval, during which the United States Department of Justice ("DOJ") may challenge the transaction on antitrust grounds. BB&T Financial will submit an application to the Federal Reserve for approval to consummate the Acquisition in September 1994.

  The Acquisition also is subject to approval by the Bureau under Section 6.1-399 of the Code of Virginia, which permits a regional bank holding company, such as BB&T Financial, to acquire, directly or indirectly, more than five percent (5%) of the voting shares of a Virginia bank holding company, such as BB&T Financial-Va, or a Virginia bank, such as BB&T-VA or Commerce, if the Bureau has approved of the transaction based upon its review of an application submitted to the Bureau pursuant to applicable law. Approval of such an application is conditioned upon, among other things, the Bureau's determination that the laws of the state in which the regional bank holding company is located, in this case, North Carolina, would permit Virginia bank holding companies to acquire banks and bank holding companies in that state. North Carolina law would permit a Virginia bank holding company to acquire a bank or bank holding company located in that state, subject to appropriate regulatory approvals. The Bureau also must determine whether (i) the proposed acquisition would be detrimental to the safety and soundness of the companies involved;
(ii) the applicant, its directors and officers are qualified by character, experience and financial responsibility to control and operate a Virginia bank;
(iii) the proposed acquisition would be prejudicial to the interests of the depositors, creditors, beneficiaries of fiduciary accounts or stockholders of the companies involved; and (iv) the acquisition is in the public interest.

  The organization of an interim Virginia-chartered bank, such as BB&T-VA, is subject to approval by the Bureau of an application of an interim institution to begin business in Virginia. Approval of an application is conditioned upon, among other things, the Bureau's determination that the authorization of the application would be in the public interest.

  The Merger, in and of itself, is subject to approval by the FDIC pursuant to the Bank Merger Act. The Bank Merger Act requires that the FDIC take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. Further, the FDIC may not approve the Merger if it would result in a monopoly or if it would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would be in any other manner in restraint of trade, unless the FDIC finds that the anticompetitive effects of the Merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institution under the Community Reinvestment Act of 1977 ("CRA") in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institution. Applicable regulations also require publication of notice of the application for approval of the Merger and provide an opportunity for the public to comment on the application in writing and to request a hearing.

  The Bank Merger Act requires that any bank merger, including the Merger, may not be consummated until the 30th day after approval, during which time the DOJ may challenge the Merger on antitrust grounds.

  The Merger will proceed under Section 6.1-43 of the Code of Virginia, which allows bank mergers when all applicable laws governing such merger are complied with.

  The Acquisition will not proceed in the absence of all required approvals. There can be no assurance that such approvals will be received and, if they are, there can be no assurance as to the date of such approvals or that such approvals will not be conditioned upon matters that could cause the BB&T Financial Board of Directors to abandon the Acquisition. If any condition or requirement is imposed which, in the reasonable opinion of the BB&T Financial Board of Directors, would so materially adversely affect the economic or business benefits to BB&T Financial of the transactions contemplated by the Reorganization Agreement as to render consummation of the transactions inadvisable or unduly burdensome, the Reorganization Agreement permits BB&T Financial to terminate the Reorganization Agreement.

  BB&T Financial and Commerce are not aware of any other governmental approvals or actions that are required for consummation of the Acquisition or the Merger except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Acquisition or would not be conditioned in a manner that would cause BB&T Financial to abandon the Acquisition.

INTERESTS OF CERTAIN PERSONS IN THE ACQUISITION AND EFFECT OF THE ACQUISITION ON EMPLOYEES AND BENEFIT PLANS

  Directors. Upon consummation of the Merger, all of the members of the Commerce Board of Directors will become members of the Board of Directors of the Surviving Corporation. In addition, BB&T Financial has agreed to cause seven members of the Commerce Board of Directors designated by Commerce's Chief Executive Officer, and three other persons designated by BB&T Financial, to become members of the BB&T Financial-Va Board of Directors upon consummation of the Merger. See "--General Description of the Terms of the Acquisition".

  In connection with the Acquisition, Commerce and BB&T Financial will enter into a five year consulting agreement ("Consulting Agreement") with Thomas C. Broyles, the current Chairman of the Board of Commerce. Under the Consulting Agreement Mr. Broyles will continue to provide services to Commerce and BB&T Financial, particularly focusing on building ties in the communities served by Commerce and assisting BB&T Financial in introducing itself to the Virginia financial services market, and will receive compensation of $2,500 per month. The Consulting Agreement also will contain other terms and conditions customary to such agreements.

  Indemnification of Directors and Officers. Following the Effective Date, BB&T Financial has agreed to indemnify the directors and officers of Commerce who are currently entitled to indemnification pursuant to Virginia law to the maximum extent permitted by North Carolina and federal law, if applicable. In addition, BB&T Financial has agreed to purchase and to keep in force directors' and officers' liability insurance to provide coverage for actions or omissions by directors and officers of Commerce for claims made for the period commencing with and after the Effective Date. However, such insurance will be provided only if, and to the extent that, any similarly situated officer or director of BB&T Financial is insured from time to time. From and after the Effective Date, BB&T Financial has also agreed to indemnify each present and former director of Commerce (the "Indemnified Parties") against any and all costs or expenses (including reasonable attorney's fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any and all claims, actions, suits or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective Date, to the fullest extent permitted by applicable law (and also advance expenses incurred to the fullest extent permitted by applicable law), except for liability or litigation expense incurred on account of activities known or believed by such person to be clearly in conflict with the best interest of Commerce or BB&T Financial or activities such person had reasonable cause to believe were criminal. Any Indemnified Party wishing to claim indemnification under such provision must notify BB&T Financial thereof within 45 days of learning of such claim, action, suit, proceeding or investigation. However, failure to so notify shall not relieve BB&T Financial of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. BB&T Financial has agreed to pay the reasonable fees and expenses of the Indemnified Parties as provided in the Reorganization Agreement.

  Employment Agreements. Upon consummation of the Acquisition, Messrs. Aston and Morgan, who currently are officers of Commerce as described below (each, an "Officer"), will enter into agreements (each an "Employment Agreement") with BB&T Financial and Commerce providing for continued employment with BB&T Financial for a period of ten years, in the positions, and for the base salaries ("Base Salary") as are set forth below:

                                  CURRENT POSITION                                     BASE
          NAME                     WITH COMMERCE                                      SALARY
          ----                    ----------------                                   --------

     G. Robert Aston............. President and Chief Executive Officer              $418,000
     R. Scott Morgan............. Executive Vice President and Senior                $173,600
                                  Lending Officer

  Subject to adjustment as described below, each Officer will receive a minimum annual salary at least equal to the Base Salary. After the Effective Date, each Officer, provided each is otherwise eligible to participate in the BB&T Financial Executive Incentive Compensation Plan and the BB&T Financial Long-Term Incentive Compensation Plan (the "Long-Term Plan" and, collectively, the "Plans"), may elect to participate in the Plans. In the event that an Officer makes such an election, such Officer's Base Salary will be reduced to reflect a base salary which, when added to the "Target Award" (as defined in the BB&T Financial Executive Incentive Compensation Plan) and the assumed value of options granted under the Long-Term Plan (pursuant to BB&T Financial's standard practices for valuing such options) would result in compensation equal to such Officer's Base Salary. After the first year following the Effective Date, any salary increase for any Officer will be determined in accordance with BB&T Financial's annual salary plan. Each Officer will be entitled to receive, on the same basis as other officers of BB&T Financial, such group employee benefits as BB&T Financial may from time to time extend to its employees. In addition, BB&T Financial agrees either to provide health insurance to each Officer's dependents or to reimburse each Officer for the cost of providing such health insurance under the BB&T Financial health insurance plan. Mr. Aston's Employment Agreement also provides that Commerce either will continue to pay the premiums due on that portion for which Mr. Aston is the beneficiary of the Commerce insurance policy maintained on the life of Mr. Aston, or will reimburse Mr. Aston for any amounts paid to him to maintain such insurance policy, including any taxes due on the amount of such reimbursements.

  If an Officer voluntarily terminates employment with BB&T Financial, such Officer will be entitled to receive 50% of that Officer's compensation then provided under the Employment Agreement until the end of the term of the Employment Agreement. Subject to the limitations set forth in the Employment Agreement, if an Officer terminates employment with BB&T Financial at any time during the term of the Employment Agreement, the Officer may not engage in businesses that compete with Commerce in specified areas.

  In the event of a "Change in Control" (as defined in the Employment Agreements) of BB&T Financial, each Officer will have the right to voluntarily terminate his employment with Commerce or BB&T Financial up until 18 months after the Change in Control. Each Officer also will be entitled to receive benefits equal to approximately three years' Base Salary, group employee and health insurance benefits.

  The Employment Agreements will supercede existing employment agreements.

  Stock Options. Certain executive officers of Commerce hold options under the Commerce Stock Option Plans to acquire up to 259,743 shares of Commerce Common Stock as of August 29, 1994. Such options, to the extent not exercised prior to the Effective Date, will become, by virtue of the Acquisition, the right to receive, upon payment of the adjusted exercise price specified in the option, that number of shares of BB&T Financial Common Stock the option holder would have received pursuant to the Acquisition if he or she had exercised such option immediately prior thereto, and cash in lieu of any fractional shares. See "THE ACQUISITION-- Exchange of Commerce Common Stock."

  Mr. Aston's Employment Agreement provides that, in addition to the other options he may be entitled to exchange in the Acquisition, BB&T Financial agrees to assume Commerce's obligations pursuant to certain nonqualified options issued to him on December 16, 1992, to acquire up to 6,802 shares of Commerce Common Stock. Each such stock option outstanding and held by Mr. Aston shall become the right to receive, upon payment of the exercise price, 1.305 shares of BB&T Financial Common Stock for each share of Commerce Common Stock covered by such options. The per share exercise price of the BB&T Financial options shall equal the exercise price of the Commerce options of $23.50 divided by 1.305, or $18.01.

  Employees and Benefit Plans. The Reorganization Agreement provides that, upon the Effective Date, each person who is an employee of Commerce as of the Effective Date (individually, an "Employee") shall automatically become an employee of the Surviving Corporation, upon substantially the same terms and conditions of employment, including compensation and benefits, and comparable responsibilities that each Employee had on the day before the Effective Date. BB&T Financial will attempt to avoid lay-offs of Commerce employees following the Effective Date, and to meet efficiency goals for the Surviving Corporation through attrition and reassignment. Each Employee will be eligible to receive group hospitalization, medical, life, disability and other benefits comparable to those provided to present employees of BB&T Financial without the imposition of any waiting period or limitation on pre-existing conditions. Such benefits shall not in the aggregate to all Employees as a group be less in amount or value than those presently provided by Commerce. Employees also will have the opportunity to participate in BB&T Financial's and its subsidiaries 401(k) savings plans upon consummation of the Merger. Each participating employee will have the right or option either to receive the benefits to which he or she is entitled as a result of the termination of Commerce's 401(k) plan or to have such benefits "rolled" into the 401(k) savings plans maintained by BB&T Financial and its subsidiaries, on the same basis and applying the eligibility standards as would apply to employees of BB&T Financial, recognizing past service of those employees of Commerce as if such service had been performed on behalf of BB&T Financial for vesting and qualification, but not for funding, purposes.

  Following the Merger, the Employees will be entitled to participate, to the same extent and on the same terms as the employees of BB&T Financial, in any retirement, pension or similar plans in effect for the benefit of BB&T Financial employees (other than any employee stock ownership plan established for the benefit of certain of BB&T Financial's employees) which when considered as a whole will be no less favorable than the benefits currently provided to such employees. Employees of Commerce will receive credit for their period of service to such companies for participation and vesting purposes only.

RESTRICTIONS ON RESALES BY AFFILIATES

  Certain directors and officers of Commerce may be deemed "affiliates" of Commerce. Any sale or other disposition by such affiliates of BB&T Financial Common Stock received by them pursuant to the Acquisition may be made only in compliance with an exemption from the registration requirements of the Securities Act and the restrictions set forth below.

  The respective obligations of BB&T Financial and Commerce to consummate the Acquisition are subject to the condition that each affiliate of Commerce must execute and deliver to BB&T Financial a letter to the effect that each such person will not dispose of any shares of BB&T Financial Common Stock to be received pursuant to the Acquisition in violation of the Securities Act or the applicable rules and regulations of the Commission.

  This Proxy Statement/Prospectus may not be used by any such affiliate of Commerce for the resale of any shares of BB&T Financial Common Stock received pursuant to the Acquisition.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION

  The following is a summary description of certain anticipated federal income tax consequences of the Acquisition to stockholders of Commerce; it is not intended to be a complete description of the federal income tax consequences of the Acquisition. The federal income tax laws are complex, and a stockholder's individual circumstances may affect the tax consequences to the stockholder. In addition, no information is provided with respect to the tax consequences of the Acquisition under applicable state, local and other tax laws. Consequently, each Commerce stockholder is urged to consult his or her own tax advisor regarding the tax consequences of the Acquisition.

  Consummation of the Acquisition is conditioned upon the receipt by Commerce and BB&T Financial of an opinion of KPMG Peat Marwick LLP, satisfactory in form and substance to both parties, substantially to the effect that the Acquisition will constitute one or more reorganizations under Section 368 of the Code and that the stockholders of Commerce will not recognize any gain or loss for federal income tax purposes to the extent that such stockholders exchange shares of Commerce Common Stock for shares of BB&T Financial Common Stock. See "--Conversion of Commerce Common Stock" and "--Conditions to Consummation of the Acquisition."

  If the Acquisition constitutes a reorganization within the meaning of Section 368 of the Code, (i) no gain or loss will be recognized by BB&T Financial or Commerce by reason of the Acquisition; (ii) a stockholder of Commerce will recognize no gain or loss for federal income tax purposes to the extent BB&T Financial Common Stock is received in the Acquisition in exchange for Commerce Common Stock; (iii) the tax basis in the BB&T Financial Common Stock received by a stockholder will be the same as the tax basis in the Commerce Common Stock surrendered in exchange therefor; and (iv) the holding period for BB&T Financial Common Stock received in exchange for Commerce Common Stock will include the period during which the stockholder held the Commerce Common Stock surrendered in the exchange, provided that the Commerce Common Stock was held as a capital asset at the Effective Date.

  If Commerce Common Stock is held as a capital asset at the Effective Date, the receipt of cash in lieu of a fractional share will give rise to capital gain or loss measured by the difference, if any, between the amount of cash received for such fractional share and a stockholder's basis in the fractional share.

ACCOUNTING TREATMENT

  BB&T Financial will use the pooling-of-interests method of accounting in connection with the Acquisition. The pooling-of-interests method of accounting combines assets and liabilities at their historical costs. It is a condition to BB&T Financial's obligation to consummate the Acquisition that the Acquisition qualify for treatment as a pooling-of-interests. See "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

DISSENTERS' RIGHTS

  Pursuant to Section 6.1-43 of the Code of Virginia, no stockholder of Commerce is entitled to dissenters' rights in connection with the Acquisition.
Section 13.1-730 of the Code of Virginia generally grants dissenters' rights to stockholders in connection with a plan of merger if stockholder approval is required for the merger and the stockholder is entitled to vote on the merger. However, Section 6.1-43 provides that in connection with the merger of Virginia chartered banks, the dissenters' rights provision of Section 13.1-730 does not apply.

THE OPTION AGREEMENT

  The Option Agreement was entered into as a condition to BB&T Financial's entering into the Reorganization Agreement and is intended to increase the probability that the Acquisition will be consummated. Exercise of the Commerce Option may tend to make the acquisition of a controlling interest in Commerce more expensive to any prospective acquiror other than BB&T Financial even if such an acquisition would be beneficial to Commerce's stockholders. The existence of the Commerce Option is intended to make it less likely that a prospective acquiror, other than BB&T Financial, will seek a business combination with Commerce. The following is a brief summary of the Commerce Option and is qualified in its entirety by reference to the Option Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix III and incorporated by reference herein.

  The Option Agreement permits the exercise by BB&T Financial of the Commerce Option to purchase 540,000 shares of Commerce Common Stock at a price of $31.50 per share (subject to adjustments), payable in cash, upon the occurrence of certain events described below. The shares subject to the Commerce Option represent approximately 19.8% of the outstanding Commerce Common Stock.

  BB&T Financial may exercise the Commerce Option, in whole or in part, at any time or from time to time, upon or after the occurrence of a "Purchase Event." As used in the Option Agreement, "Purchase Event" means:

    (i) Commerce shall have entered into an agreement with a person (other than BB&T Financial or its affiliates) to: (a) acquire, merge or consolidate with, or enter into any similar transaction with Commerce, (b) purchase, lease or otherwise acquire all or substantially all of the assets of Commerce or (c) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10% of the voting power of Commerce or its subsidiary;

    (ii) any person shall have acquired beneficial ownership of more than 10% of the outstanding shares of Commerce Common Stock or shall have merged, consolidated with or consummated a similar transaction with Commerce or shall have purchased, leased or otherwise acquired all or substantially all of Commerce's assets; or

    (iii) a bona fide proposal is made by any person (other than BB&T Financial or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure, or in an application to any federal or state regulatory authority, to (a) acquire, merge or consolidate with, or enter into any similar transaction with Commerce, (b) purchase, lease or otherwise acquire all or substantially all of the assets of Commerce or (c) purchase or otherwise acquire (including by way of merger, consolidation, share exchange, tender or exchange offer or any similar transaction) securities representing more than 25% of the voting power of Commerce.

  Commerce is required to notify BB&T Financial upon the occurrence of a transaction, offer or event giving rise to a Purchase Event. In the event BB&T Financial wishes to exercise the Commerce Option, it must send Commerce written notice specifying (i) the total number of shares it will purchase and (ii) the place and date not earlier than three business days nor later than 20 business days after the date on which such notice is given for the closing of such purchase. If prior notification to, or approval of, any federal or state regulatory agency is required, BB&T Financial and/or Commerce will promptly file the required notice or application for approval and the period of time that otherwise would run pursuant to such notice period will run instead from the date on which the last required notification period has expired or has been terminated or such approvals have been obtained and any requisite waiting period has passed.

  The Option Agreement will expire and terminate, to the extent not previously exercised, upon the earlier of (i) the Effective Date; (ii) the date on which the Reorganization Agreement is terminated, other than a termination based upon a material breach by Commerce of specified covenants in the Reorganization Agreement or the failure of Commerce to obtain stockholder approval of the transactions contemplated by the Reorganization Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event or (iii) 18 months after the Reorganization Agreement is terminated based upon a material breach by Commerce of a specified covenant or the failure of Commerce to obtain stockholder approval of the transactions contemplated by the Reorganization Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

  In the event that Commerce's capitalization changes by reason of a stock dividend, split-up, merger, recapitalization, combination, exchange of shares or the like, the number of shares subject to the Commerce Option and the purchase price per share thereof will be adjusted so that the economic value of the Commerce Option remains unaltered.

               PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

                                  (UNAUDITED)

  The following unaudited pro forma combined condensed balance sheet as of June 30, 1994, and unaudited pro forma combined condensed statements of income for the six months ended June 30, 1994 and 1993 and the years ended December 31, 1993, 1992 and 1991, combine the historical financial statements of BB&T Financial and Commerce after giving effect to the Acquisition and combine the pro forma financial statements of BB&T Financial after giving effect to the Acquisition with the historical financial statements of SNC. The pro forma combined condensed balance sheet gives effect to the Acquisition and the SNC Merger as if they had occurred on June 30, 1994, and the pro forma combined condensed statements of income give effect to the Acquisition and the SNC Merger as if they had occurred at the beginning of the period presented, in each case, by the pooling-of-interests method of accounting. The pro forma per share data assumes the application of the Exchange Ratio of 1.305 shares of BB&T Financial Common Stock for each outstanding share of Commerce Common Stock in the Acquisition and an exchange ratio of 1.45 shares of common stock of the Continuing Corporation ("Continuing Corporation Common Stock") for each outstanding share of BB&T Financial Common Stock. For additional information about the SNC Merger, see "INFORMATION ABOUT BB&T FINANCIAL--SNC Merger."

  The pro forma adjustments and combined amounts are provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of actual results that would have been achieved had the Acquisition and the SNC Merger been consummated on June 30, 1994, or at the beginning of the periods presented, nor is it necessarily indicative of future results.

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  BB&T FINANCIAL/         BB&T FINANCIAL/
                          BB&T FINANCIAL COMMERCE    COMMERCE       SNC    COMMERCE/SNC
                          -------------- -------- --------------- ------- ---------------
INTEREST INCOME
Interest on loans.......     $262,116     16,704      278,820     198,181     477,001
Interest and dividends
 on securities..........       64,358      6,885       71,243      73,444     144,687
Interest on short-term
 investments............        1,374        343        1,717         608       2,325
                             --------     ------      -------     -------     -------
  Total interest income.      327,848     23,932      351,780     272,233     624,013
                             --------     ------      -------     -------     -------
INTEREST EXPENSE
Interest on deposits....      109,167      9,602      118,769      89,696     208,465
Interest on short-term
 borrowed funds.........       20,660         30       20,690      15,575      36,265
Interest on long-term
 debt...................        9,745        331       10,076       9,281      19,357
                             --------     ------      -------     -------     -------
  Total interest ex-
   pense................      139,572      9,963      149,535     114,552     264,087
Net Interest Income.....      188,276     13,969      202,245     157,681     359,926
Provision for loan loss-
 es.....................        4,500      1,200        5,700       2,703       8,403
                             --------     ------      -------     -------     -------
Net Interest Income
 After Provision for
 Loan Losses............      183,776     12,769      196,545     154,978     351,523
Noninterest income......       63,872      4,762       68,634      42,343     110,977
Noninterest expense.....      163,776     12,226      176,002     116,356     292,358
                             --------     ------      -------     -------     -------
Income before income
 taxes..................       83,872      5,305       89,177      80,965     170,142
Income taxes............       28,493      1,703       30,196      28,034      58,230
                             --------     ------      -------     -------     -------
Net income..............       55,379      3,602       58,981      52,931     111,912
Preferred dividend re-
 quirement..............          --         --           --        2,598       2,598
                             --------     ------      -------     -------     -------
Net income applicable to
 common shares..........     $ 55,379      3,602       58,981      50,333     109,314
                             ========     ======      =======     =======     =======
EARNINGS PER SHARE
  Primary net income....     $   1.52       1.29         1.47        1.15        1.07
  Fully diluted net in-
   come.................         1.52       1.23         1.46        1.10        1.05
                             ========     ======      =======     =======     =======
AVERAGE COMMON SHARES
 (thousands)
  Primary...............       36,552      2,802       40,209      43,636     101,938
  Fully diluted.........       36,552      3,068       40,556      48,189     106,995
                             ========     ======      =======     =======     =======

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                         SIX MONTHS ENDED JUNE 30, 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 BB&T
                             BB&T             FINANCIAL/         BB&T FINANCIAL/
                           FINANCIAL COMMERCE  COMMERCE    SNC    COMMERCE/SNC
                           --------- -------- ---------- ------- ---------------
INTEREST INCOME
Interest on loans........  $230,686   15,002   245,688   200,581     446,269
Interest and dividends on
 securities..............    61,216    8,077    69,293    69,186     138,479
Interest on short-term
 investments.............       717      323     1,040     1,530       2,570
                           --------   ------   -------   -------     -------
  Total interest income..   292,619   23,402   316,021   271,297     587,318
                           --------   ------   -------   -------     -------
INTEREST EXPENSE
Interest on deposits.....   107,185   10,311   117,496   100,491     217,987
Interest on short-term
 borrowed funds..........     9,758        9     9,767     7,465      17,232
Interest on long-term
 debt....................     3,990      304     4,294    11,661      15,955
                           --------   ------   -------   -------     -------
  Total interest expense.   120,933   10,624   131,557   119,617     251,174
                           --------   ------   -------   -------     -------
Net Interest Income......   171,686   12,778   184,464   151,680     336,144
Provision for loan loss-
 es......................    10,406    1,525    11,931     7,953      19,884
                           --------   ------   -------   -------     -------
Net Interest Income After
 Provision for Loan
 Losses..................   161,280   11,253   172,533   143,727     316,260
Noninterest income.......    55,402    4,363    59,765    53,621     113,386
Noninterest expense......   142,248   10,880   153,128   125,377     278,505
                           --------   ------   -------   -------     -------
Income before income tax-
 es......................    74,434    4,736    79,170    71,971     151,141
Income taxes.............    23,495    1,588    25,083    24,103      49,186
                           --------   ------   -------   -------     -------
Income before cumulative
 effect of changes in
 accounting principles...    50,939    3,148    54,087    47,868     101,955
Less cumulative effect of
 changes in accounting
 principles..............       --       --        --     27,217      27,217
                           --------   ------   -------   -------     -------
Net income...............    50,939    3,148    54,087    20,651      74,738
                           --------   ------   -------   -------     -------
Preferred dividend re-
 quirement...............       --       --        --      2,598       2,598
                           --------   ------   -------   -------     -------
Net income applicable to
 common shares...........  $ 50,939    3,148    54,087    18,053      72,140
                           ========   ======   =======   =======     =======
EARNINGS PER SHARE
 Primary
  Income before
   cumulative effect of
   changes in accounting
   principles............  $   1.47     1.15      1.41      1.08         .98
  Less: cumulative effect
   of changes in
   accounting principles.       --       --        --        .65         .26
    Net income...........      1.47     1.15      1.41       .43         .72
 Fully diluted
  Income before cumula-
   tive effect of changes
   in accounting princi-
   ples..................  $   1.43     1.11      1.37      1.03        1.02
  Less: cumulative effect
   of changes in
   accounting principles.       --       --        --        .60         .28
    Net income...........      1.43     1.11      1.37       .43         .74
                           ========   ======   =======   =======     =======
AVERAGE COMMON SHARES
 (thousands)
  Primary................    34,684    2,726    38,242    41,899      97,350
  Fully diluted..........    35,843    2,993    39,749    46,468     104,104
                           ========   ======   =======   =======     =======

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1993
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 BB&T FINANCIAL/          BB&T FINANCIAL/
                         BB&T FINANCIAL COMMERCE    COMMERCE       SNC     COMMERCE/SNC
                         -------------- -------- --------------- -------  ---------------
INTEREST INCOME
Interest on loans.......    $479,212     30,861      510,073     405,121       915,194
Interest and dividends
 on securities..........     124,271     15,689      139,960     139,834       279,794
Interest on short-term
 investments............       1,668        697        2,365       2,355         4,720
                            --------     ------      -------     -------     ---------
  Total interest income.     605,151     47,247      652,398     547,310     1,199,708
                            --------     ------      -------     -------     ---------
INTEREST EXPENSE
Interest on deposits....     212,668     20,322      232,990     195,204       428,194
Interest on short-term
 borrowed funds.........      24,733         26       24,759      18,525        43,284
Interest on long-term
 debt...................      10,961        635       11,596      23,118        34,714
                            --------     ------      -------     -------     ---------
  Total interest
   expense..............     248,362     20,983      269,345     236,847       506,192
                            --------     ------      -------     -------     ---------
Net Interest Income.....     356,789     26,264      383,053     310,463       693,516
Provision for loan
 losses.................      19,048      2,825       21,873      31,438        53,311
                            --------     ------      -------     -------     ---------
Net Interest Income
 After Provision for
 Loan Losses............     337,741     23,439      361,180     279,025       640,205
Noninterest income......     119,527     10,655      130,182      87,672       217,854
Noninterest expense.....     301,574     23,706      325,280     336,059       661,339
                            --------     ------      -------     -------     ---------
Income before income
 taxes..................     155,694     10,388      166,082      30,638       196,720
Income taxes............      50,682      3,837       54,519      22,445        76,964
                            --------     ------      -------     -------     ---------
Net income before
 cumulative effect of
 changes in accounting
 principles.............     105,012      6,551      111,563       8,193       119,756
Less cumulative effect
 of changes in
 accounting principles..         --         --           --       27,217        27,217
                            --------     ------      -------     -------     ---------
Net income (loss).......     105,012      6,551      111,563     (19,024)       92,539
Preferred dividend
 requirement............         --         --           --        5,196         5,196
                            --------     ------      -------     -------     ---------
Net income (loss)
 applicable to common
 shares.................    $105,012      6,551      111,563     (24,220)       87,343
                            ========     ======      =======     =======     =========
EARNINGS PER SHARE
 Primary:
  Income before
   cumulative effect of
   changes in accounting
   principles...........    $   2.95       2.38         2.85         .07          1.16
  Less: cumulative
   effect of changes in
   accounting
   principles...........         --         --           --          .64           .28
    Net income (loss)...    $   2.95       2.38         2.85        (.57)          .88
 Fully-diluted:
  Income before
   cumulative effect of
   changes in accounting
   principles...........    $   2.91       2.28         2.80         .07          1.15
  Less: cumulative
   effect of changes in
   accounting
   principles...........         --         --           --          .64           .26
    Net income (loss)...    $   2.91       2.28         2.80        (.57)          .89
                            ========     ======      =======     =======     =========
AVERAGE COMMON SHARES
 (thousands)
  Primary...............      35,620      2,748       39,206      42,331        99,180
  Fully diluted.........      36,189      3,013       40,120      46,889       105,064
                            ========     ======      =======     =======     =========

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1992
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  BB&T FINANCIAL/         BB&T FINANCIAL/
                          BB&T FINANCIAL COMMERCE    COMMERCE       SNC    COMMERCE/SNC
                          -------------- -------- --------------- ------- ---------------
INTEREST INCOME
Interest on loans.......     $454,061     30,175      484,236     428,923      913,159
Interest and dividends
 on securities..........      135,529     13,689      149,218     137,025      286,243
Interest on short-term
 investments............        2,026      1,075        3,101       5,486        8,587
                             --------     ------      -------     -------    ---------
  Total interest income.      591,616     44,939      636,555     571,434    1,207,989
                             --------     ------      -------     -------    ---------
INTEREST EXPENSE
Interest on deposits....      249,876     21,845      271,721     251,172      522,893
Interest on short-term
 borrowed funds.........       16,996         19       17,015      14,964       31,979
Interest on long-term
 funds..................        8,711        550        9,261      25,652       34,913
                             --------     ------      -------     -------    ---------
  Total interest ex-
   pense................      275,583     22,414      297,997     291,788      589,785
                             --------     ------      -------     -------    ---------
Net Interest Income.....      316,033     22,525      338,558     279,646      618,204
Provision for loan loss-
 es.....................       32,975      4,225       37,200      25,671       62,871
                             --------     ------      -------     -------    ---------
Net Interest Income
 After Provision for
 Loan Losses............      283,058     18,300      301,358     253,975      555,333
Noninterest income......       95,549      8,210      103,759      81,914      185,673
Noninterest expense.....      254,133     19,091      273,224     236,731      509,955
                             --------     ------      -------     -------    ---------
Income before income
 taxes..................      124,474      7,419      131,893      99,158      231,051
Income taxes............       41,853      2,477       44,330      39,992       84,322
                             --------     ------      -------     -------    ---------
Net income..............       82,621      4,942       87,563      59,166      146,729
Preferred dividend re-
 quirement..............          --         --           --        4,605        4,605
                             --------     ------      -------     -------    ---------
Net income applicable to
 common shares..........     $ 82,621      4,942       87,563      54,561      142,124
                             ========     ======      =======     =======    =========
EARNINGS PER SHARE
  Primary net income....     $   2.53       2.05         2.44        1.34         1.53
  Fully diluted net
   income...............         2.43       1.97         2.35        1.31         1.48
                             ========     ======      =======     =======    =========
AVERAGE COMMON SHARES
 (thousands)
  Primary...............       32,705      2,413       35,854      40,778       92,765
  Fully diluted.........       34,741      2,676       38,233      44,994      100,438
                             ========     ======      =======     =======    =========

               UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1991
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                 BB&T FINANCIAL/         BB&T FINANCIAL/
                         BB&T FINANCIAL COMMERCE    COMMERCE       SNC    COMMERCE/SNC
                         -------------- -------- --------------- ------- ---------------
INTEREST INCOME
Interest on loans.......    $467,671     31,725      499,396     456,154      955,550
Interest and dividends
 on securities..........     136,888      8,275      145,163     124,221      269,384
Interest on short-term
 investments............       6,939      1,027        7,966      10,569       18,535
                            --------     ------      -------     -------    ---------
  Total interest income.     611,498     41,027      652,525     590,944    1,243,469
                            --------     ------      -------     -------    ---------
INTEREST EXPENSE
Interest on deposits....     323,126     23,796      346,922     315,460      662,382
Interest on short-term
 borrowed funds.........      18,023         94       18,117      20,078       38,195
Interest on long-term
 debt...................       9,116        568        9,684      33,060       42,744
                            --------     ------      -------     -------    ---------
  Total interest
   expense..............     350,265     24,458      374,723     368,598      743,321
                            --------     ------      -------     -------    ---------
Net Interest Income.....     261,233     16,569      277,802     222,346      500,148
Provision for loan
 losses.................      42,317      2,925       45,242      30,602       75,844
                            --------     ------      -------     -------    ---------
Net Interest Income
 After Provision for
 Loan Losses............     218,916     13,644      232,560     191,744      424,304
Noninterest income......      90,888      5,760       96,648      83,712      180,360
Noninterest expense.....     214,999     15,584      230,583     206,944      437,527
                            --------     ------      -------     -------    ---------
Income before income
 taxes..................      94,805      3,820       98,625      68,512      167,137
Income taxes............      26,470      1,221       27,691      23,902       51,593
                            --------     ------      -------     -------    ---------
Net income..............    $ 68,335      2,599       70,934      44,610      115,544
                            ========     ======      =======     =======    =========
EARNINGS PER SHARE
  Primary net income....    $   2.30       1.36         2.20        1.17         1.36
  Fully diluted net
   income...............        2.21       1.35         2.11        1.17         1.33
                            ========     ======      =======     =======    =========
AVERAGE COMMON SHARES
 (thousands)
  Primary...............      29,760      1,913       32,257      38,079       84,852
  Fully diluted.........      31,756      2,176       34,596      38,112       88,275
                            ========     ======      =======     =======    =========

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 30, 1994
                             (DOLLARS IN THOUSANDS)

                                                                 BB&T                                    BB&T
                             BB&T                PRO FORMA    FINANCIAL/              PRO FORMA       FINANCIAL/
                          FINANCIAL   COMMERCE  ADJUSTMENTS    COMMERCE      SNC     ADJUSTMENTS    COMMERCE/SNC(C)
                          ----------  --------  -----------   ----------  ---------  -----------    ---------------
ASSETS
Cash and due from banks,
 noninterest-bearing....  $  335,091   28,303                    363,394    266,117                      629,511
Interest-bearing bank
 balances...............      31,447   12,613                     44,060     12,760                       56,820
Federal funds sold......      31,260      --                      31,260        --                        31,260
Loans held for sale.....         --       --                         --      45,327                       45,327
Securities available for
 sale...................   2,356,886  127,203                  2,484,089    915,010                    3,399,099
Securities held to
 maturity...............     106,242   90,494                    196,736  1,712,234                    1,908,970
Loans...................   6,692,768  408,433                  7,101,201  5,098,647                   12,199,848
Less allowance for
 loan losses............      96,524    7,188                    103,712     69,838                      173,550
                          ----------  -------                 ----------  ---------                   ----------
 Net loans..............   6,596,244  401,245                  6,997,489  5,028,809                   12,026,298
Bank premises and
 equipment..............     150,662   19,229                    169,891    146,725                      316,616
Goodwill................      32,635      385                     33,020      6,377                       39,397
Other assets............     238,004   12,595                    250,599    103,003                      353,602
                          ----------  -------                 ----------  ---------                   ----------
 Total assets...........  $9,878,471  692,067                 10,570,538  8,236,362                   18,806,900
                          ==========  =======                 ==========  =========                   ==========
LIABILITIES
Deposits
 Noninterest-bearing....  $  842,974  101,268                    944,242    772,598                    1,716,840
 Interest-bearing.......   6,579,499  535,124                  7,114,623  5,456,205                   12,570,828
                          ----------  -------                 ----------  ---------                   ----------
 Total deposits.........   7,422,473  636,392                  8,058,865  6,228,803                   14,287,668
Short-term borrowed
 funds..................   1,147,593      --                   1,147,593  1,131,961                    2,279,554
Long-term debt..........     396,252    6,790                    403,042    216,686                      619,728
Negative goodwill.......      35,155      --                      35,155     15,903                       51,058
Other liabilities.......      72,895    2,292                     75,187     49,142                      124,329
                          ----------  -------                 ----------  ---------                   ----------
 Total liabilities......   9,074,368  645,474                  9,719,842  7,642,495                   17,362,337
                          ----------  -------                 ----------  ---------                   ----------
STOCKHOLDERS' EQUITY
Preferred stock.........         --       --                         --       3,850                        3,850
Common stock............      90,678    6,813      2,077 (a)      99,568    216,928    189,179 (b)       505,675
Paid-in capital.........     278,775   29,787     (2,077)(a)     306,485    153,205   (189,179)(b)       270,511
Retained earnings.......     462,609   10,587                    473,196    236,756                      709,952
Unrealized holding gains
 (losses) on securities
 available for sale.....     (21,632)    (594)                   (22,226)   (13,385)                     (35,611)
Less loan to employee
 stock ownership plan...      (4,419)     --                      (4,419)       --                        (4,419)
Less reserve for
 restricted stock.......      (1,908)     --                      (1,908)    (3,487)                      (5,395)
                          ----------  -------                 ----------  ---------                   ----------
Total stockholders'
 equity.................     804,103   46,593                    850,696    593,867                    1,444,563
                          ----------  -------                 ----------  ---------                   ----------
 Total liabilities and
  stockholders' equity..  $9,878,471  692,067                 10,570,538  8,236,362                   18,806,900
                          ==========  =======                 ==========  =========                   ==========

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

(a) To reflect the issuance of 3,556,125 shares of BB&T Financial Common Stock for all of the 2,725,163 outstanding shares of Commerce Common Stock, based upon an exchange ratio of 1.305 shares of BB&T Financial Common Stock for each outstanding share of Commerce Common Stock.
(b) To reflect the issuance of 57,749,354 shares of common stock of the Continuing Corporation for all of the 39,827,141 outstanding shares of BB&T Financial Common Stock, assuming the consummation of the Acquisition and an exchange ratio of 1.45 shares of common stock of the Continuing Corporation for each outstanding share of BB&T Financial Common Stock.
(c) In consummating the SNC Merger, BB&T Financial and SNC will incur one-time charges to close and/or consolidate overlapping branch facilities and eliminate other duplicative operations. It is estimated that these charges
    will total approximately $    on an after tax basis and will be equal to
    approximately 3.00%-4.50% of fully consolidated shareholders' equity.

                        INFORMATION ABOUT BB&T FINANCIAL

BB&T FINANCIAL CORPORATION

  BB&T Financial is a bank holding company, the principal assets of which are all of the outstanding shares of common stock of BB&T-NC, BB&T Financial-SC (which in turn owns all of the outstanding shares of capital stock of BB&T-SC, Lexington and Community) and its two North Carolina savings bank subsidiaries. BB&T Financial also includes among its assets interest-bearing bank balances with and loans to BB&T-NC. BB&T Financial's principal sources of revenue are interest, dividends and management fees received from its subsidiaries. There are limitations on the subsidiaries' ability to supply funds to BB&T Financial. See "MARKET PRICES AND DIVIDENDS." At June 30, 1994, BB&T Financial had consolidated assets of approximately $9.9 billion, total insured deposits through its subsidiaries of approximately $7.4 billion and total consolidated stockholders' equity of approximately $804.1 million.

BRANCH BANKING AND TRUST COMPANY

  BB&T-NC is a North Carolina chartered commercial bank. At June 30, 1994, BB&T-NC operated 224 offices in 121 cities and towns in North Carolina and had 4,015 employees. BB&T-NC provides a wide range of commercial, consumer banking, trust and investment services primarily through its branch network. BB&T-NC also operates an insurance department and a travel department and is a broker-dealer in government and municipal securities. At June 30, 1994, BB&T-NC had total assets of approximately $8.3 billion, consolidated deposit liabilities of approximately $6.2 billion and consolidated stockholders' equity of approximately $655.5 million.

BRANCH BANKING AND TRUST COMPANY OF SOUTH CAROLINA

  BB&T-SC, a South Carolina chartered commercial bank, is among the ten largest banks in South Carolina. At June 30, 1994, BB&T-SC operated 19 offices in five counties in South Carolina and had approximately 182 employees. BB&T-SC provides a full range of commercial banking, consumer banking, trust and investment services through its branch network. At June 30, 1994, BB&T-SC had total assets of approximately $510.6 million, deposit liabilities of approximately $453.7 million and stockholders' equity of approximately $44.2 million.

LEXINGTON AND COMMUNITY

  Lexington and Community are both South Carolina chartered commercial banks. At June 30, 1994, Lexington operated 17 offices in 9 cities and towns in South Carolina, had 350 employees and had total assets of approximately $602.5 million, deposit liabilities of approximately $491.4 million and stockholders' equity of approximately $55.8 million. At June 30, 1994, Community operated 8 offices in 7 cities and towns in South Carolina, had 75 employees and had total assets of approximately $117.2 million, deposit liabilities of approximately $99.1 million and stockholders' equity of approximately $9.0 million. Both banks provide a full range of commercial banking, trust and investment services through their respective branch networks. Lexington and Community also offer discount brokerage services both directly and through Carolina Securities Corporation.

  BB&T-SC, Lexington and Community are expected to be merged or otherwise consolidated into a single bank to be named "Branch Banking and Trust Company of South Carolina."

SAVINGS BANK SUBSIDIARIES

  BB&T Financial owns two North Carolina chartered savings banks in North
Carolina: Mutual Savings, with $87 million in assets at June 30, 1994; and Citizens-Mooresville, with $64 million in assets at June 30, 1994. A third North Carolina chartered savings bank subsidiary, Citizens-Newton, with $247 million in assets at June 30, 1994, was merged into BB&T-NC on August 22, 1994. The savings banks are engaged primarily in the business of attracting deposits from the public and originating residential mortgage, commercial and consumer loans. At June 30, 1994, the three savings banks had 155 employees of whom 47 were officers, and operated 16 offices in 12 cities in North Carolina. Mutual Savings and Citizens-Mooresville are expected to be merged or otherwise consolidated into BB&T-NC in September, 1994.

BB&T FINANCIAL'S ACQUISITION PROGRAM

  BB&T Financial primarily has focused its business strategy on meeting the banking needs of the retail and small and middle market commercial customer through an extensive branch network. To complement this strategy, since 1990, BB&T Financial has expanded its customer base through the acquisition of 14 North Carolina-based savings institutions with aggregate assets of approximately $3.1 billion and branches of a 15th savings institution and, through the acquisition of L.S.B. Bancshares, Inc. of South Carolina, a registered bank holding company, two South Carolina-based commercial banks (Lexington and Community) with aggregate assets of approximately $706 million and aggregate deposit liabilities of approximately $574 million as of June 30, 1994. All the acquired savings institutions have been or will be merged into BB&T-NC, and Lexington and Community are expected to be merged or otherwise consolidated with BB&T-SC into a single bank to be named "Branch Banking and Trust Company of South Carolina."

  On July 29, 1994, BB&T Financial entered into the SNC Agreement pursuant to which SNC will be merged with BB&T Financial in a "merger of equals." See "SUMMARY--Parties to the Acquisition." For additional detailed information regarding the SNC Merger, see "--SNC Merger" below.

  In the last three years, BB&T Financial also has acquired the assets and liabilities of eleven insurance agencies with operations in several cities throughout North Carolina. The agencies write commercial and personal insurance policies as agents on behalf of various insurance underwriters. All insurance operations are conducted through a department of BB&T-NC in the communities where the acquired agencies operated.

  BB&T Financial continues to evaluate possible acquisitions of commercial banks, savings institutions, insurance agencies and other companies in the Carolinas and Virginia and may after the date of this Proxy
Statement/Prospectus enter into agreements to acquire one or more such institutions.

  Additional information about BB&T Financial's completed acquisitions and the SNC Merger is included in the BB&T Financial documents incorporated by reference in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." See also "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

MANAGEMENT

  The following tables set forth the current directors and executive officers of BB&T Financial and certain information concerning their background.

                                   DIRECTORS

                                                                 DIRECTOR OF
                                                                    BB&T
                        AGE AS OF    PRINCIPAL OCCUPATION(S)      FINANCIAL
          NAME          12/31/93     DURING LAST FIVE YEARS         SINCE
          ----          ---------    -----------------------     -----------
 Joseph B. Alala, Jr...     60    Senior Partner, Alala,               1983
                                   Mullen, Holland and Cooper,
                                   P.A. (Attorneys), Gastonia,
                                   N.C.
 John A. Allison IV....     45    Chairman of the Board and            1986
                                   Chief Executive Officer of
                                   BB&T Financial and Branch
                                   Banking and Trust Company,
                                   Wilson, N.C.
 W. Watson Barnes......     57    President, Wilson Petroleum          1981
                                   Company, Inc. (Distributor
                                   of Petroleum products),
                                   Wilson, N.C.
 Paul B. Barringer.....     63    President and Chief                  1975
                                   Executive Officer, Coastal
                                   Lumber Company (Dealer in
                                   lumber products), Weldon,
                                   N.C.
 Robert L. Brady.......     63    Senior Vice President,               1991
                                   Branch Banking and Trust
                                   Company, Greensboro, N.C.
                                   Prior to April 1992,
                                   President, Gate City
                                   Federal Savings Bank,
                                   Greensboro, N.C.
 Raymond S. Caughman...     67    President, The Lexington        June 1994
                                   State Bank, Lexington, S.C.
 W. G. Clark III.......     60    President, Clark Industries,         1981
                                   Inc. (Farming), Tarboro,
                                   N.C.
 Jesse W. Corbett, Jr..     57    Personal Investments,                1981
                                   Morehead City, N.C. Prior
                                   to June 1988, President,
                                   Corbett Motor Company, Inc.
                                   (Automobile dealership),
                                   Wilson, N.C.
 W. R. Cuthbertson, Jr.     63    Senior Vice President,               1983
                                   Branch Banking and Trust
                                   Company, Charlotte, N.C.
 Fred H. Deaton, Jr....     62    Personal Investments,                1974
                                   Statesville, N.C.
 Albert J. Dooley, Sr..     64    Partner, Dooley, Dooley,        June 1994
                                   Spence & Parker, P.A.
                                   (Attorneys), Lexington,
                                   S.C.
 Joe L. Dudley, Sr.....     56    President and Chief                  1992
                                   Executive Officer, Dudley
                                   Products, Inc. (Hair care
                                   products), Greensboro, N.C.
 Tom D. Efird..........     54    President, Standard                  1982
                                   Distributors, Inc.
                                   (Beverage wholesaler),
                                   Gastonia, N.C.
 O. William Fenn, Jr...     67    Personal Investments, High           1991
                                   Point, N.C. Prior to April
                                   1992, Vice Chairman, LADD
                                   Furniture Company
                                   (Furniture manufacturer),
                                   High Point, N.C.
 James E. Heins........     63    Telecommunications                   1985
                                   Consultant, Pinehurst, N.C.
                                   Prior to August, 1991, Vice
                                   President of Government
                                   Relations, ALLTEL
                                   Corporation
                                   (Telecommunications),
                                   Sanford, N.C.
 Raymond A. Jones, Jr..     69    Personal Investments,                1975
                                   Charlotte, N.C.
 Kelly S. King.........     45    Senior Executive Vice                1991
                                   President, BB&T, and
                                   President, Branch Banking
                                   and Trust Company.
 J. Ernest Lathem, M.D.     60    Urologist, The Willow                1987
                                   Practice, P.A., Greenville,
                                   S.C.
 James H. Maynard......     54    Chairman, Investors                  1985
                                   Management Corporation
                                   (Restaurants), Raleigh,
                                   N.C.
 A. Winniett Peters....     67    Chairman of the Board,               1977
                                   Standard Commercial Tobacco
                                   Company (Tobacco processors
                                   and exporters), Wilson,
                                   N.C.

                                                                DIRECTOR OF
                                                                   BB&T
                          AGE AS OF  PRINCIPAL OCCUPATION(S)     FINANCIAL
           NAME           12/31/93    DURING LAST FIVE YEARS       SINCE
           ----           ---------  -----------------------    -----------
 Richard L. Player, Jr...     59    President, Player, Inc.        1990
                                     (Commercial and
                                     industrial general
                                     contractor),
                                     Fayetteville, N.C.
 Larry J. Waggoner.......     58    Real Estate Development        1985
                                     and Investments, Naples,
                                     Fla. Prior to August
                                     1991 President, Rental
                                     Towel & Uniform
                                     Services, Inc. (Rental
                                     services), Graham, N.C.
 Henry G. Williamson, Jr.     46    President and Chief            1986
                                     Operating Officer, BB&T
                                     Financial and Chief
                                     Operating Officer,
                                     Branch Banking and Trust
                                     Company, Wilson, N.C.
 William B. Young, M.D...     68    Retired Specialist in          1974
                                     Internal Medicine,
                                     Wilson, N.C.

                               EXECUTIVE OFFICERS

                                                                    EMPLOYEE OF
                          AGE AS OF    PRINCIPAL OCCUPATION(S)         BB&T-
           NAME           12/31/93      DURING LAST FIVE YEARS       NC SINCE
           ----           --------- -----------------------------   -----------
 John A. Allison IV......     45    Chairman of the Board and          1971
                                     Chief Executive Officer,
                                     BB&T Financial and Branch
                                     Banking and Trust Company
 Henry G. Williamson, Jr.     46    President and Chief Operating      1972
                                     Officer, BB&T Financial and
                                     Chief Operating Officer,
                                     Branch Banking and Trust
                                     Company
 Kelly S. King...........     45    Senior Executive Vice              1972
                                     President, BB&T Financial
                                     and President, Branch
                                     Banking and Trust Company
 W. Kendall Chalk........     48    Senior Executive Vice              1975
                                     President, BB&T Financial
                                     and Branch Banking and Trust
                                     Company
 Scott E. Reed...........     45    Senior Executive Vice              1972
                                     President and Treasurer,
                                     BB&T Financial and Senior
                                     Executive Vice President,
                                     Branch Banking and Trust
                                     Company

CAPITAL ADEQUACY GUIDELINES

  Bank Holding Companies. The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. Under these guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," principally consisting of common stockholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum Tier 1 (leverage) capital ratio, under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a ratio of at least 100 to 200 basis points above the stated minimum.

  The following table sets forth BB&T Financial's regulatory capital position at June 30, 1994 on a historical basis as well as a pro forma basis assuming consummation of the Acquisition. See "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                                                       AT JUNE 30, 1994
                                                 ------------------------------
                                                   HISTORICAL      PRO FORMA
                                                 --------------  --------------
Stockholders' Equity............................ $804,103        $850,696
                                                 ========        ========
REGULATORY CAPITAL
Tier 1 risk-based:
  Actual........................................ $781,765 12.26% $828,069 12.13%
  Required......................................  254,959  4.00   272,993  4.00
                                                 -------- -----  -------- -----
  Excess........................................ $526,806  8.26% $555,076  8.13%
                                                 ======== =====  ======== =====
Total risk-based:
  Actual........................................ $861,648 13.52% $918,593 13.46%
  Required......................................  509,917  8.00   545,987  8.00
                                                 -------- -----  -------- -----
  Excess........................................ $351,731  5.52% $372,606  5.46%
                                                 ======== =====  ======== =====
Leverage:
  Actual........................................ $781,765  7.96% $828,069  7.88%
  Required......................................  294,698  3.00   315,270  3.00
                                                 -------- -----  -------- -----
  Excess........................................ $487,067  4.96% $512,799  4.88%
                                                 ======== =====  ======== =====

  The Federal Deposit Insurance Corporation Improvement Act of 1991 requires each federal banking agency, including the Federal Reserve, to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The Federal Reserve, the FDIC and the Office of the Comptroller of the Currency ("OCC") have issued a joint advance notice of proposed rulemaking, and have issued a revised proposal, soliciting comments on a proposed framework for implementing the interest rate risk component of the risk-based capital guidelines. Under the proposal, an institution's assets, liabilities, and off-balance sheet positions would be weighed by risk factors that approximate the instruments' price sensitivity to a 100 basis point change in interest rates. Institutions with interest rate risk exposure in excess of a threshold level would be required to hold additional capital proportional to that risk. The Federal Reserve, the FDIC, the OCC and the Office of Thrift Supervision also issued a joint notice of proposed rulemaking soliciting comments on a proposed revision to the risk-based capital guidelines to take account of concentration of credit risk and the risk of non-traditional activities. The proposal would amend each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage those risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The proposal was adopted without modification as a final rule by the Federal Reserve on August 3, 1994, and by the FDIC on August 9, 1994. Publication of a final interagency rule is subject to the completion of each agency's approval process. The final rule will not become effective until 30 days after publication. BB&T Financial does not expect the final rule to have a material impact on its capital requirements.

  FDIC-Insured, Non-Member Banks. As state-chartered, FDIC-insured institutions which are not members of the Federal Reserve System, BB&T-NC, BB&T-SC, Lexington and Community are subject to capital requirements imposed by the FDIC. The FDIC requires state-chartered banks to comply with risk-based capital standards substantially similar to those required by the Federal Reserve. See "--Capital Adequacy Guidelines--Bank Holding Companies." The FDIC also requires state-chartered banks to maintain a minimum leverage ratio similar to that adopted by the Federal Reserve. Under the FDIC's leverage capital requirement, state nonmember banks such as BB&T-NC, BB&T-SC, Community and Lexington that
(i) receive the highest rating during the examination process and (ii) are not anticipating or experiencing any significant growth are required to maintain a minimum leverage ratio of 3% of Tier 1 capital to total assets; all other banks are required to maintain a minimum ratio of 100 to 200 basis points above the stated minimum, with an absolute minimum leverage ratio of not less than 4%. As of December 31, 1993, the Tier 1 and total risk-based capital ratios of BB&T-NC were 13.06% and 14.66%, respectively, and its leverage capital ratio was 8.56%; the Tier 1 and total risk-based capital ratios of BB&T-SC were 11.04% and 12.29%, respectively, and its leverage capital ratio was 8.77%; the Tier 1 and total risk-based capital ratios of Lexington were 13.65% and 14.86%, respectively, and its leverage capital ratio was 7.95%; and the Tier 1 and total risk-based capital ratios of Community were 13.28% and 14.53%, respectively, and its leverage capital ratio was 7.03%.

SNC MERGER

  General. BB&T Financial and SNC entered in the SNC Agreement on July 29, 1994. Pursuant to the SNC Agreement, BB&T Financial will be merged with SNC in a "merger of equals," with the name of the continuing corporation to be "Southern National Corporation." The effective date of the SNC Merger is currently anticipated to be in the first half of 1995. (The surviving company as existing on and after the effective date of the SNC Merger is hereinafter referred to as the "Continuing Corporation.") On a pro forma basis as of June 30, 1994, the Continuing Corporation would have $18.8 billion in assets and would have the largest deposit market share in North Carolina and the third largest deposit market share in South Carolina. The headquarters of the Continuing Corporation will be in Winston-Salem, North Carolina, the present location of the administrative headquarters of SNB-NC.

  As soon as practicable after the consummation of the SNC Merger, the SNC Agreement provides that SNB-NC will be merged (the "North Carolina Bank Merger") with and into BB&T-NC under the name "Branch Banking and Trust Company" (BB&T-NC as it will exist from and after the consummation of the North Carolina Bank Merger is referred to herein as the "NC Continuing Bank"), and SNB-SC will be merged (the "South Carolina Bank Merger") with and into BB&T-SC under the name "Branch Banking and Trust Company of South Carolina" (BB&T-SC as it will exist from and after the consummation of the South Carolina Bank Merger is referred to herein as the "SC Continuing Bank"). Each of SNB-NC and SNB-SC is a full-service commercial bank providing a wide range of commercial and retail banking services through 231 offices throughout North and South Carolina.

  SNC also operates a savings bank in North Carolina, SNB Savings Bank, Inc., S.S.B. ("SNB Savings"). SNB Savings is engaged primarily in the origination of mortgage loans on residential real estate. SNC has two other active subsidiaries: Unified Investors Life Insurance Company ("Unified") and Southern International Corporation ("Southern"). Unified is a reinsurer and underwriter of certain credit life and accident and health insurance written by a non-affiliated insurance company in connection with certain loans made by the banking and savings bank subsidiaries of SNC. Southern provides advice to customers of SNC's subsidiaries who conduct international business. Through subsidiaries of SNB-NC and SNB Savings, SNC is also engaged in selling property, casualty and life insurance; offering investment alternatives, including discount brokerage services, fixed rate and variable annuities, mutual funds, government and municipal bonds; and providing lease financing of personal and real property to retail and commercial customers, as well as to states and municipalities.

  The Board of Directors of BB&T Financial has concluded that the consummation of the SNC Merger is in the best interest of BB&T Financial and, with the advice of independent financial advisors, that the terms of the SNC Merger are fair to BB&T Financial stockholders. BB&T Financial believes that the SNC Merger is an important element in its efforts to expand its market share in the North Carolina and South Carolina banking markets. In addition to the opportunity to expand its business in the Carolinas by a merger with a profitable and established bank holding company of comparable size and its subsidiary institutions, BB&T Financial's Board of Directors, in approving the SNC Agreement, considered, among other things, information concerning the financial condition, results of operations and future prospects of SNC, SNB-NC and SNB-SC; the nature of the banking business of SNC, SNB-NC and SNB-SC; and the overall compatibility of the management of SNC, SNB-NC and SNB-SC with that of BB&T Financial and its subsidiaries. BB&T Financial's Board of Directors also believes that the combination of BB&T Financial's resources with those of SNC will enable the resulting organization to realize certain economies of scale, to provide a wider array of financial services to customers of each of its subsidiaries and to compete more effectively in the rapidly changing financial services industry.

  Upon consummation of SNC Merger, the Continuing Corporation will operate 535 banking offices in the North and South Carolina banking market. The combined entity, through Commerce, also will operate 21 banking offices in Virginia.

  Terms of SNC Merger. Under the terms of the SNC Agreement, each share of SNC common stock, par value $5.00 per share ("SNC Common Stock"), outstanding immediately prior to the effective date of the SNC Merger (other than shares held by dissenting stockholders) will remain one share of common stock of the Continuing Corporation (after the effective date of the SNC Merger, "Continuing Corporation Common Stock"). Each share of BB&T Financial Common Stock outstanding immediately prior to the effective date of the SNC Merger (other than shares held by dissenting stockholders) will be converted into 1.45 shares of Continuing Corporation Common Stock, and cash in lieu of any fractional shares. Additionally, each share of SNC 6 3/4% Cumulative Convertible Preferred Stock, Series A ("SNC Series A Preferred Stock") outstanding immediately prior to the effective date of the SNC Merger will remain one share of Continuing Corporation Series A Preferred Stock, designated as "6 3/4% Cumulative Convertible Preferred Stock, Series A," with the same terms, designations, preferences, limitations, privileges and relative rights as the

SNC Series A Preferred Stock. Pro forma financial information giving effect to the Acquisition and the combination of BB&T Financial and Commerce with SNC appears herein under "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS." Comparative per share data that, among other things, present pro forma data in terms of one share of Commerce common stock, appears herein under "COMPARATIVE PER SHARE DATA." The SNC Agreement includes certain provisions affecting the conduct of BB&T Financial's business pending consummation of the SNC Merger. Copies of the SNC Agreement are available upon request directed to BB&T Financial's Secretary at the address set forth under "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

  Consummation of the SNC Merger is contingent upon, among other things, obtaining various federal and state regulatory approvals and the approval of the stockholders of BB&T Financial and SNC.

  Management and Operations of Continuing Corporation. The SNC Agreement provides for a 24 member Board of Directors of the Continuing Corporation, comprised of 12 directors selected by the BB&T Financial Board of Directors and 12 directors selected by the SNC Board of Directors. The Board of Directors of the NC Continuing Bank will be comprised of current BB&T Financial and SNC directors who do not serve as directors of the Continuing Corporation and such other persons as may be determined at the time the North Carolina Bank Merger is effected.

  After consummation of the SNC Merger, John A. Allison IV ("Allison") shall be elected Chairman of the Board and Chief Executive Officer of the Continuing Corporation, and L. Glenn Orr, Jr. ("Orr"), the current chairman of the SNC Board of Directors, and Allison will be elected as members of the Executive Committee of the Continuing Corporation's Board of Directors for as long as they are directors of the Continuing Corporation. Each committee of the Board of Directors of the Continuing Corporation will consist of an equal number of directors who were BB&T Financial and SNC directors prior to the SNC Merger. Allison and Orr will each serve on the Boards of Directors of the NC Continuing Bank and the SC Continuing Bank.

  After consummation of the SNC Merger, it is expected that Orr will retire and that Allison will be the Chief Executive Officer of the Continuing Corporation. Allison and four additional officers of BB&T Financial and four officers from SNC will comprise the executive management group of the Continuing Corporation.

  Stock Option Agreements. Simultaneously with the execution of the SNC Agreement, SNC granted BB&T Financial an option (the "SNC Option") to purchase up to 8,663,736 authorized but unissued shares of SNC Common Stock at a price of $20.625 per share, such number of shares and exercise price being subject to adjustment in certain circumstances. Also simultaneously with the execution of the SNC Agreement, BB&T Financial granted SNC an option (the "BB&T Financial Option") to purchase up to 7,217,932 authorized but unissued shares of BB&T Financial Common Stock at a price of $30.625 per share, such number of shares and exercise price being subject to adjustment in certain circumstances. The purpose of the BB&T Financial Option and the SNC Option is to increase the likelihood that the SNC Merger will be consummated by making more difficult and more expensive a third-party attempt to acquire control of BB&T Financial, BB&T-NC or BB&T-SC, or SNC, SNB-NC or SNB-SC. Accordingly, the BB&T Financial Option and the SNC Option are each exercisable only upon the occurrence of certain events that create the potential of another party acquiring control of BB&T Financial, BB&T-NC or BB&T-SC, or SNC, SNB-NC or SNB- SC. Although the shares issuable upon the exercise of the BB&T Financial Option and the SNC Option represent approximately 16.6% of the BB&T Financial Common Stock and SNC Common Stock, respectively, that would be outstanding after such exercise, neither BB&T Financial nor SNC may acquire more than 5% of the other company's common stock without prior approval of the Federal Reserve Board (although the options may be transferred to other parties under certain circumstances). The SNC Option would terminate (i) on the effective date of the SNC Merger, (ii) upon termination of the SNC Agreement under certain circumstances or (iii) on the date one year after termination of the SNC Agreement due to a willful breach by SNC of any specified covenant in the SNC Agreement or, under certain circumstances, the failure of SNC's stockholders to approve the SNC Merger. The BB&T Financial Option would terminate (i) upon the effective date of the SNC Merger, (ii) upon the termination of the SNC Agreement under certain circumstances or (iii) on the date one year after termination of the SNC Agreement due to a willful breach by BB&T Financial of any specified covenant in the SNC Agreement or, under certain circumstances, the failure of BB&T Financial's stockholders to approve the SNC Merger. Copies of the SNC Agreement, SNC Option and BB&T Financial Option are available upon request from the Secretary of BB&T Financial.

INFORMATION INCORPORATED BY REFERENCE

  For additional information about BB&T Financial and the SNC Merger described above contained in documents incorporated by reference in this Proxy Statement/Prospectus, see "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" and "PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS."

                           INFORMATION ABOUT COMMERCE

GENERAL

  Commerce is a commercial bank chartered in 1978 under the laws of the Commonwealth of Virginia and headquartered in Virginia Beach, Virginia. Commerce provides a broad range of financial services through 21 banking offices serving the cities of Virginia Beach, Portsmouth, Norfolk, Chesapeake, Suffolk, Hampton and Newport News, Virginia, together with the Grafton area of York County located on the western side of Newport News (commonly referred to as the "Hampton Roads area"). At June 30, 1994, Commerce had total assets of approximately $692.1 million, total deposits of approximately $636.4 million and total stockholders' equity of approximately $46.6 million.

  Commerce maintains a regional "Banking Group" for each of the six geographically distinct communities within the Hampton Roads area. From a customer perspective, each Banking Group is marketed as a separate bank headquartered in its community, with its own president and commercial loan officers and a regional board of directors. It is the responsibility of each regional board, acting under delegated authority of the Board of Directors, to direct Commerce's overall development of its respective region.

  The Hampton Roads area covers the Norfolk-Virginia Beach-Newport News metropolitan statistical area ("MSA"), which is the second largest MSA in Virginia, with a population of 1.4 million based on 1990 census figures. This area, which covers both the north and south sides of the James River at the mouth of the Chesapeake Bay, contains the two largest Virginia cities in terms of population, Virginia Beach and Norfolk, with populations of 393,000 and 261,000, respectively, based on 1990 census figures. The economy of the area is heavily influenced by major United States military installations and extensive port activity. Ship building and ship repair, a diversified industrial base and tourism also contribute significantly to the local economy.

  Commerce is subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of its operations.

  As of June 30, 1994, Commerce employed 345 people on a full-time equivalent basis.

INFORMATION INCORPORATED BY REFERENCE

  For additional information about Commerce contained in documents incorporated by reference in this Proxy Statement/Prospectus, see the documents referred to in "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

           SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF COMMERCE

  The following table presents summary financial information for Commerce. This information is derived from the historical consolidated financial statements of Commerce. The information set forth below should be read in conjunction with such historical financial statements and the notes incorporated by reference herein.

                            AT OR FOR THE
                             SIX MONTHS
                           ENDED JUNE 30,               YEAR ENDED DECEMBER 31,
                          ------------------  --------------------------------------------------
                            1994      1993      1993        1992      1991      1990      1989
                          --------  --------  --------    --------  --------  --------  --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS:
Interest income.........  $ 23,932  $ 23,402  $ 47,247    $ 44,939  $ 41,027  $ 35,273  $ 28,644
Interest expense........     9,963    10,624    20,983      22,414    24,458    21,925    16,987
                          --------  --------  --------    --------  --------  --------  --------
Net interest income.....    13,969    12,778    26,264      22,525    16,569    13,348    11,657
Provision for loan
 losses.................     1,200     1,525     2,825       4,225     2,925     2,695       715
                          --------  --------  --------    --------  --------  --------  --------
Net interest income
 after provision for
 loan losses............    12,769    11,253    23,439      18,300    13,644    10,653    10,942
Noninterest income......     4,693     4,277     9,248       7,112     4,860     3,475     2,861
Securities gains........        69        86     1,407       1,098       900        11       --
Noninterest expense.....    12,226    10,880    23,706(1)   19,091    15,584    13,475    11,448
                          --------  --------  --------    --------  --------  --------  --------
Income before income
 taxes..................     5,305     4,736    10,388       7,419     3,820       664     2,355
Income taxes............     1,703     1,588     3,837       2,477     1,221       117       668
                          --------  --------  --------    --------  --------  --------  --------
Net income..............  $  3,602  $  3,148  $  6,551    $  4,942  $  2,599  $    547  $  1,687
                          ========  ========  ========    ========  ========  ========  ========
PER SHARE DATA:
Net income:
  Primary...............  $   1.29  $   1.15  $   2.38    $   2.05  $   1.36  $    .29  $    .86
  Fully diluted.........      1.23      1.11      2.28        1.97      1.35       .29       .86
Book value..............     17.10     15.91     16.22       14.90     13.63     12.79     13.07
Cash dividends declared.       .30       .22       .51         .26       .05       --        --
                          ========  ========  ========    ========  ========  ========  ========
DAILY AVERAGES:
Assets..................  $685,716  $640,941  $656,528    $571,461  $443,927  $347,634  $269,712
Earning assets..........   633,949   592,057   606,714     526,600   406,751   318,480   247,086
Loans, net of unearned
 income.................   392,227   331,154   347,585     314,338   293,190   250,719   197,567
Investment securities...   228,293   243,380   243,039     190,922    98,556    57,981    39,988
Deposits................   626,807   590,961   604,608     529,560   410,756   319,620   245,430
Long-term debt..........     6,808     6,450     6,650       5,649     5,685     2,376        76
Shareholders' equity....    46,484    39,158    40,783      31,577    22,309    21,156    19,595
Primary shares
 outstanding............     2,802     2,726     2,748       2,412     1,913     1,945     1,969
Fully diluted shares
 outstanding............     3,068     2,993     3,013       2,679     2,176     1,945     1,969
                          ========  ========  ========    ========  ========  ========  ========
AT PERIOD END:
Assets..................  $692,067  $666,397  $689,630    $644,849  $478,659  $405,437  $303,251
Earning assets..........   638,743   619,422   638,864     590,494   437,149   368,856   276,801
Loans, net of unearned
 income.................   408,433   347,084   378,258     326,265   302,900   280,231   214,428
Investment securities...   217,697   254,224   247,175     238,680   123,727    71,937    47,872
Deposits................   636,392   616,186   634,141     597,984   445,175   374,366   278,067
Long-term debt..........     6,790     6,866     6,828       5,626     5,671     5,697       711
Shareholders' equity....    46,593    40,322    43,589      37,413    23,770    21,105    20,549
Allowance for loan
 losses.................     7,188     6,645     6,527       5,671     3,717     3,387     2,228
Nonperforming assets....     5,273     4,877     3,998       6,189     5,851     2,266     2,341
                          ========  ========  ========    ========  ========  ========  ========
FINANCIAL RATIOS:
Return on average
 assets.................      1.06%      .99%     1.00%        .86%      .59%      .16%      .63%
Return on average
 shareholders' equity...     15.62     16.21     16.06       15.65     11.65      2.59      8.61
Net interest margin.....      4.44      4.35      4.33        4.28      4.07      4.19      4.72
Net overhead ratio......      2.40      2.25      2.23(2)     2.27      2.64      3.14      3.48
                          ========  ========  ========    ========  ========  ========  ========

- --------
(1) 1993 included a special non-recurring noncash adjustment of $910,000 for the write down of an intangible asset.
(2) 1993 excludes item 1 above.

                 OWNERSHIP OF COMMERCE COMMON STOCK BY CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth, as of June 30, 1994, certain information as to each person who was known to be the beneficial owner of more than 5% of the outstanding shares of Commerce Common Stock and as to the shares of Commerce Common Stock beneficially owned by directors individually and by all officers and directors of Commerce as a group. Such information is based upon certain reports regarding such ownership required to be filed with the FDIC pursuant to the Exchange Act and the stock ownership records of Commerce.

                                                        PERCENT OF SHARES OF
                             AMOUNT AND NATURE OF             COMMERCE
 NAME OF BENEFICIAL OWNER   BENEFICIAL OWNERSHIP(1)  COMMON STOCK OUTSTANDING(1)
 ------------------------   -----------------------  ---------------------------
FMR Corp. ("Fidelity In-
 vestments")
 Boston, Massachusetts....      237,000                          8.7%
Sally James Andrews.......        6,300(2)(3)                      *
G. Robert Aston, Jr. .....       88,936(2)(4)                    3.0%
Ramon W. Breeden, Jr. ....       87,317(2)(3)                    2.9%
John W. Brown.............        1,512                            *
Thomas C. Broyles.........       29,778                          1.0%
Bradford L. Cherry........        4,023(3)                         *
J.W. Whiting Chisman,
 Jr. .....................      113,621(2)(3)                    3.8%
Elwood L. Edwards.........        2,545                            *
Andrew S. Fine............      114,600(2)(3)                    3.8%
Ernest F. Hardee..........       79,615(2)                       2.7%
John C. Harry, III........        2,032                            *
E.L. Hudson...............       45,476(2)(3)                    1.5%
William J. Jones..........       12,663(2)                         *
Arthur J. Lancaster, Jr. .       11,193(2)                         *
W. Ashton Lewis...........       31,395(2)(3)                    1.1%
J. Alan Lindauer, Jr. ....      106,687(2)(3)(5)                 3.6%
R. Scott Morgan...........       20,958(2)(4)                      *
Donald N. Patten..........       24,414(2)(3)                      *
Edward B. Snyder..........       24,458(2)(3)                      *
George W. Vakos...........       28,039(2)(3)                    1.0%
F. Lewis Wood.............       20,308(2)(3)                      *
All Directors and Execu-
 tive Officers as a Group.      914,717(2)(3)(4)                30.6%

- --------
*   Represents less than 1% of the outstanding shares of Common Stock.
(1) For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 under the Securities Exchange Act of 1934 (the "1934 Act"), as adopted by the FDIC with which Commerce files reports, proxy statements and other information pursuant to the informational requirements of the 1934 Act. Under this rule, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or to direct the voting of the security or the power to dispose or to direct the disposition of the security, or if he has the right to acquire beneficial ownership of the security within 60 days.
(2) Includes the indicated number of shares, or shares that may be acquired upon the conversion of the Capital Notes, held by their close relatives or held jointly with their spouses or as custodians or trustees for the benefit of their children or others--Mrs. Andrews, 5,200 shares; Mr. Aston, 1,859 shares; Mr. Breeden, 22,178 shares; Mr. Chisman, 11,757 shares; Mr. Fine, 4,506 shares; Mr. Hardee, 56,359 shares; Mr. Hudson, 1,211 shares; Mr. Lancaster, 7,906 shares; Mr. Lewis, 8,704 shares; Mr. Lindauer, 1,770 shares; Mr. Morgan, 75 shares; Mr. Patten, 3,384 shares; Mr. Snyder, 11,655 shares; Mr. Vakos, 7,808 shares; and Mr. Wood, 5,892 shares; and all executive officers (exclusive of Messrs. Aston and Morgan) as a group, 1,204 shares. The amounts shown in the table also include the indicated number of shares, and shares that may be acquired upon the conversion of the Capital Notes, held by certain corporations and partnerships under the control of--Mr. Fine, 93,523 shares; Mr. Hardee, 1,839 shares; Mr. Hudson, 34,298 shares; Mr. Jones, 10,688 shares; Mr. Lewis, 16,194 shares; and Mr. Patten, 4,736 shares.

(3) Includes the indicated number of shares that may be acquired upon the conversion of the Capital Notes held in their own names or for their benefit--Mrs. Andrews, 263 shares; Mr. Breeden, 13,158 shares; Mr. Cherry, 1,316 shares; Mr. Chisman, 46,895 shares; Mr. Fine, 2,790 shares; Mr. Hudson, 1,421 shares; Mr. Lewis, 1,737 shares; Mr. Lindauer, 8,369 shares; Mr. Patten, 2,894 shares; Mr. Snyder, 1,053 shares; Mr. Vakos, 6,421 shares; and Mr. Wood, 2,737 shares.
(4) Includes the indicated number of shares that may be acquired within 60 days pursuant to the exercise of stock options granted under the Commerce Stock Option Plans--Mr. Aston, 79,732 shares; Mr. Morgan, 13,040 shares; and all other executive officers as a group, 149,011 shares.
(5) Includes 34,786 shares held by Commerce's Trust Department as trustee for Mr. Lindauer, and as to which shares Mr. Lindauer has the power to direct the voting.

                          MARKET PRICES AND DIVIDENDS

  BB&T Financial Common Stock is actively traded in the NASDAQ Stock Market under the symbol "BBTF," and is quoted on the Nasdaq/NMS. Commerce Common Stock is traded in the NASDAQ Stock Market under the symbol "CBVA" and the shares are quoted on the Nasdaq/NMS.

  The following tables reflect the high and low closing sales prices for BB&T Financial Common Stock and Commerce Common Stock as quoted on the Nasdaq/NMS for the periods indicated. Prices shown represent interdealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

 BB&T Financial

                                                TABLE OF CLOSING PRICES
                                       -----------------------------------------
                                           1994          1993          1992
                                       ------------- ------------- -------------
                                        HIGH   LOW    HIGH   LOW    HIGH   LOW
                                       ------ ------ ------ ------ ------ ------
1st Quarter........................... $33.63 $29.13 $35.38 $31.00 $27.75 $21.88
2nd Quarter...........................  31.50  28.13  35.88  30.25  30.13  25.50
3rd Quarter...........................                34.63  32.25  29.88  27.38
4th Quarter...........................    --     --   35.88  29.13  32.25  28.75

 Commerce

                                                TABLE OF CLOSING PRICES
                                       -----------------------------------------
                                           1994          1993          1992
                                       ------------- ------------- -------------
                                        HIGH   LOW    HIGH   LOW    HIGH   LOW
                                       ------ ------ ------ ------ ------ ------
1st Quarter........................... $27.50 $25.50 $24.50 $19.12 $19.00 $13.50
2nd Quarter...........................  39.00  24.50  24.75  21.00  19.50  15.75
3rd Quarter...........................                25.50  22.75  17.50  15.75
4th Quarter...........................    --     --   25.50  23.00  21.50  17.00

 Cash Dividends Paid Per Share

  The following table reflects the cash dividends per share paid or declared on the BB&T Financial Common Stock for the periods indicated:

                                                                  1994 1993 1992
                                                                  ---- ---- ----
1st Quarter...................................................... $.27 $.25 $.22
2nd Quarter......................................................  .27  .25  .22
3rd Quarter......................................................  .29  .25  .22
4th Quarter......................................................  --   .27  .25

  The holders of BB&T Financial Common Stock are entitled to receive dividends when and if declared by the BB&T Financial Board of Directors out of funds legally available therefor. BB&T Financial has paid regular quarterly cash dividends since 1921. Although BB&T Financial currently intends to continue to pay quarterly cash dividends on the BB&T Financial Common Stock, there can be no assurance that BB&T Financial's dividend policy will remain unchanged after completion of the Acquisition. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements and the BB&T Financial Board of Directors' consideration of other relevant factors.

  BB&T Financial is a legal entity separate and distinct from its subsidiaries and its revenues depend in significant part on the payment of dividends from its subsidiary financial institutions, particularly BB&T-NC. BB&T Financial's bank subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. For example, North Carolina chartered banks, such as BB&T-NC, are subject to legal limitations on the amount of dividends they are permitted to pay. Prior approval of the Commissioner is required if the total of all dividends declared by BB&T-NC in any calendar year exceeds its net profits (as defined by statute) for that year combined with its retained net profits (as defined by statute) for the preceding two calendar years, less any required transfers to surplus. South Carolina chartered banks, such as BB&T-SC, Lexington and Community are required by regulation to obtain the prior written approval of the South Carolina State Board of Financial Institutions to pay any cash dividend. A Virginia chartered bank, such as Commerce, is prohibited from paying a dividend that would impair its paid-in capital. In addition, the Bureau may limit the payment of dividends by any Virginia chartered bank if it determines that the limitation is in the public interest and is necessary to ensure the bank's financial soundness.

  Under current federal law, insured depository institutions, such as BB&T-NC, BB&T-SC, Lexington, Community and Commerce are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is defined in federal law). Based on its subsidiaries' current financial condition, BB&T Financial does not expect that this provision will have any impact on its ability to obtain dividends from its insured depository institution subsidiaries.

  As a result of these legal restrictions, there can be no assurance that dividends would be paid in the future by BB&T Financial's bank subsidiaries. The declaration, payment and amount of any such future dividends would depend upon business conditions, operating results, capital, reserve requirements, regulatory authorizations and the consideration of other relevant factors by the BB&T Financial Board of Directors.

  The following table reflects the cash dividends paid per share on the Commerce Common Stock for the periods indicated:

                                                                  1994 1993 1992
                                                                  ---- ---- ----
   1st Quarter................................................... $.15 $.08 $.05
   2nd Quarter...................................................  .15  .10  .05
   3rd Quarter...................................................  .15  .12  .05
   4th Quarter...................................................   --  .14  .08

  The holders of Commerce Common Stock are entitled to receive dividends when and if declared by the Commerce Board of Directors out of funds legally available therefor. The declaration, payment and amount of any future dividends would depend upon business conditions, operating results, capital, reserve requirements, regulatory authorizations and the consideration of other relevant factors by the Commerce Board of Directors. There can, therefore, be no assurance that any dividends would be paid in the future.

            DESCRIPTION OF BB&T FINANCIAL COMMON STOCK TO BE ISSUED IN THE ACQUISITION AND COMPARISON OF STOCKHOLDERS' RIGHTS

GENERAL

  BB&T Financial's authorized capital stock consists of two classes, represented by 100,000,000 shares of BB&T Financial Common Stock, $2.50 par value, of which 36,271,016 shares were issued and outstanding and 6,479,309 shares were reserved for issuance as of June 30, 1994 and 4,000,000 shares of nonvoting preferred stock, $2.50 par value, no shares of which are issued or outstanding. BB&T Financial's Amended Articles of Incorporation authorize the BB&T Financial Board of Directors, without stockholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of holders of BB&T Financial Common Stock will be subject to the rights and preferences conferred to holders of such preferred stock.

  Commerce's authorized capital stock consists of two classes represented by 5,000,000 shares of Commerce Common Stock, $2.50 par value, of which 2,725,163 shares were issued and outstanding and 1,396,809 shares were reserved for issuance as of June 30, 1994, and 1,000,000 shares of preferred stock, $5.00 par value, no shares of which are issued or outstanding. Commerce's Amended Articles of Incorporation authorize the Commerce Board of Directors, without stockholder approval, to fix the preferences, limitations and relative rights of the preferred stock and to establish series of such preferred stock and determine the variations between each series. If any shares of preferred stock are issued, the rights of the holders of Commerce Common Stock will be subject to the rights and preferences conferred to the holders of such preferred stock.

DIVIDEND RIGHTS

  The holders of BB&T Financial Common Stock are entitled to share ratably in dividends when and as declared by the BB&T Financial Board of Directors out of funds legally available therefor. One of the principal sources of income to BB&T Financial is dividends from its subsidiaries. For a description of certain restrictions on the payment of dividends by banks, see "MARKET PRICES AND DIVIDENDS." BB&T Financial's Amended Articles of Incorporation permit the BB&T Financial Board of Directors to issue non-voting preferred stock with terms set by the BB&T Financial Board of Directors, which terms may include the right to receive dividends ahead of the holders of BB&T Financial Common Stock. No shares of such preferred stock are presently outstanding.

  The holders of Commerce Common Stock also are entitled to share ratably in dividends when and as declared by the Commerce Board of Directors out of funds legally available therefor. For a description of certain restrictions on the payment of dividends of banks, see "MARKET PRICES AND DIVIDENDS." Commerce's Amended Articles of Incorporation permit the Commerce Board of Directors to issue preferred stock with terms set by the Commerce Board of Directors, which terms may include the right to receive dividends ahead of the holders of Commerce Common Stock. No shares of such preferred stock are presently outstanding.

VOTING RIGHTS

  The holders of BB&T Financial Common Stock and Commerce Common Stock have one vote for each share held on any matter presented for consideration by the stockholders. Under North Carolina law, the right of cumulative voting in the election of directors is denied to stockholders of publicly held corporations such as BB&T Financial.

  Under Virginia law, the right of cumulative voting in the election of directors does not exist unless it is expressly provided for in the corporation's articles of incorporation. Commerce's Amended Articles of Incorporation do not provide for cumulative voting.

PREEMPTIVE RIGHTS

  Neither the holders of BB&T Financial Common Stock nor the holders of Commerce Common Stock have any preemptive or preferential rights to purchase or to subscribe for additional shares of BB&T Financial Common Stock or Commerce Common Stock, respectively, or any other securities that BB&T Financial or Commerce may issue.

ASSESSMENT AND REDEMPTION

  The shares of BB&T Financial Common Stock presently outstanding are, and those shares of BB&T Financial Common Stock issuable upon consummation of the Acquisition will be, when issued, fully paid and nonassessable. Such shares are not convertible and do not have any redemption provisions.

  The shares of Commerce Common Stock presently outstanding are fully paid and nonassessable and such shares do not have any redemption provisions.

LIQUIDATION RIGHTS

  In the event of liquidation, dissolution or winding up of BB&T Financial or Commerce, whether voluntary or involuntary, the holders of BB&T Financial Common Stock or Commerce Common Stock, as applicable, will be entitled to share ratably in any of the net assets or funds of BB&T Financial or Commerce, respectively, which are available for distribution to their stockholders after the satisfaction of their liabilities or after adequate provision is made therefor, subject to the rights of the holders of any preferred stock outstanding at the time.

TRANSFER AGENT

  The Transfer Agent and Registrar for BB&T Financial Common Stock is BB&T-NC. Commerce serves as the Transfer Agent and Registrar for Commerce Common Stock.

CERTAIN PROVISIONS WHICH MAY HAVE AN ANTI-TAKEOVER EFFECT

  Certain provisions of the By-laws and Amended Articles of Incorporation of BB&T Financial, the Amended Articles of Incorporation of Commerce and North Carolina and Virginia law, and certain other arrangements, some of which are described below, may discourage an attempt to acquire control of BB&T Financial or Commerce which a majority of the stockholders of BB&T Financial or Commerce might determine to be in their best interest or in which stockholders might receive a premium over the current market price for their shares. These provisions also may render the removal of a director or of the entire Board of Directors of BB&T Financial or Commerce, as applicable, more difficult and may deter or delay corporate changes of control which have not received the requisite approval of the Board of Directors of BB&T Financial or Commerce, as applicable.

  Election and Removal of Directors. All of BB&T Financial's directors are elected each year. Under BB&T Financial's Amended Articles of Incorporation, approval by the vote of at least two-thirds of the outstanding shares of BB&T Financial Common Stock is required for the removal of any director or the entire BB&T Financial Board of Directors. Under North Carolina law, a director may be removed by stockholder vote only if the number of votes cast to remove him exceeds the number of votes cast not to remove him.

  All of Commerce's directors are elected each year. Under Virginia law, a director of Commerce may be removed with or without cause by stockholder vote if the number of votes cast to remove him constitutes a majority of the votes entitled to be cast at a meeting called for such purpose.

  Authorized Preferred Stock. BB&T Financial's Amended Articles of Incorporation authorize 4,000,000 shares of nonvoting preferred stock. The BB&T Financial Board of Directors may, subject to applicable law and the rules of the National Association of Securities Dealers for Nasdaq/NMS companies, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as it may deem advisable without further stockholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of BB&T Financial by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction. A series of preferred stock also could be used for a stockholder rights plan, which may be adopted without stockholder approval. Such a plan, if adopted, could deter attempts by third parties to acquire a significant number of shares of BB&T Financial Common Stock without the prior approval of the BB&T Financial Board of Directors.

  Commerce's Amended Articles of Incorporation authorize the issuance of up to 1,000,000 shares of preferred stock. The Commerce Board of Directors could, subject to applicable law and the rules of the National Association of Securities Dealers for Nasdaq/NMS companies, issue this preferred stock with such rights and preferences as the Board of Directors deems desirable without stockholder approval for purposes similar to those described above. Therefore, the existence of such authorized preferred stock could deter attempts of third parties to acquire a significant number of shares of Commerce Common Stock without prior approval of the Board of Directors of Commerce.

  North Carolina and Virginia Stockholder Protection Legislation. The North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act both apply to BB&T Financial. These Acts are designed to protect stockholders against certain changes in control and to provide stockholders with the opportunity to vote on whether to accord voting rights to certain stockholders.

  The North Carolina Shareholder Protection Act ("N.C. Shareholder Protection Act") is a "fair price" statute that requires the affirmative vote of 95% of the voting shares of a corporation for the adoption of a business combination (including a merger) with another entity if the other entity beneficially owns more than 20% of the voting shares of the corporation. This vote is not required if the stockholders of the corporation receive a specified minimum price for their shares as part of the business combination and the stockholders receive a proxy statement for the purpose of soliciting their approval for the business combination. The proxy statement must contain the opinion of those directors not elected by the other entity as to the advisability of the business combination and may include an opinion from an outside investment firm as to the fairness of the transaction. A North Carolina corporation may opt out of the provisions of the N.C. Shareholder Protection Act in its articles of incorporation or by-laws.

  The North Carolina Control Share Acquisition Act ("Share Acquisition Act") requires the approval of a majority of a corporation's disinterested stockholders before an acquiror of the corporation's shares who crosses one of three voting thresholds (20%, 33 1/3% or 50%) may obtain voting control with respect to those shares that exceed the threshold. The Share Acquisition Act also provides disinterested stockholders with certain redemption rights if the acquiror gains majority voting power for the election of the corporation's directors as a result of the affirmative vote of the disinterested stockholders. A merger pursuant to an agreement of merger with the corporation does not fall under the purview of the Share Acquisition Act. A North Carolina corporation may opt out of the provisions of the Share Acquisition Act in its articles of incorporation or by-laws.

  BB&T Financial has chosen not to opt out of the N.C. Shareholder Protection Act or the Share Acquisition Act. BB&T Financial's Amended Articles of Incorporation and By-laws do not contain any provision that would prevent the application of either of the Acts to BB&T Financial. As a result, the effect of these Acts may be to deter or delay changes in control which are opposed by the BB&T Financial Board of Directors or stockholders.

  The Virginia Stock Corporation Act ("VSCA") also provides similar restrictions on "affiliated transactions" (including, among other various transactions, mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions, and similar transactions) with an "interested stockholder" (generally the beneficial owner of more than 10% of any class of the corporation's outstanding voting shares). During the three years following the date a stockholder becomes an interested stockholder, any affiliated transaction with the interested stockholder must be approved by both a majority of the "disinterested directors" (those directors who were directors before the interested stockholder became an interested stockholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation's voting shares other than shares beneficially owned by the interested stockholder. The foregoing requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested stockholder's acquisition of voting shares making such a person an interested stockholder prior to such acquisition. Beginning three years after the stockholder becomes an interested stockholder, the corporation may engage in an affiliated transaction with the interested stockholder if (i) the affiliated transaction is approved by the holders of two-thirds of the corporation's voting shares, other than shares beneficially owned by the interested stockholder, (ii) the affiliated transaction has been approved by a majority of the disinterested directors or
(iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to insure that all stockholders receive fair and equivalent consideration, regardless of when they tendered their shares.

  On June 23, 1994, the directors of Commerce by the requisite vote adopted a resolution that exempts BB&T Financial from the restrictions of the affiliated transactions provisions of the VSCA.

  Prior to the enactment of the foregoing legislation, the stockholders of Commerce approved the adoption of a so-called "fair-price amendment" to the Amended Articles of Incorporation. The fair-price amendment generally provides that certain business combinations (including mergers, consolidations, dispositions of assets and similar corporate transactions) involving Commerce and a person or entity owning 5% or more of Commerce Common Stock (an "Acquiring Person") must be approved by the holders of at least 80% of the outstanding shares of Commerce Common Stock, unless such business combination either:

    (i) has been approved by at least 80% of those directors who are not affiliated or associated with the Acquiring Person, or

    (ii) will result in the receipt by all stockholders of a specified minimum amount and form of payment for their shares and will satisfy certain other conditions.

  The fair-price amendment does not apply to the Acquisition.

  Under the VSCA's control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person at ownership levels of 20%, 33 1/3% and 50% of the outstanding shares may, under certain circumstances, be denied unless conferred by a special stockholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation's articles of incorporation or by-laws permit the acquisition of such shares prior to the acquiring person's acquisition thereof. If authorized in the corporation's articles of incorporation or by-laws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a "control share acquisition statement" with the corporation within sixty days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than fifty percent of the corporation's outstanding stock, objecting stockholders may have the right to have their shares repurchased by the corporation for "fair value."

  The VSCA's control share acquisitions law does not apply to the Acquisition.

  Supermajority Voting Provisions. BB&T Financial's Amended Articles of Incorporation require the affirmative vote of two-thirds of the outstanding shares entitled to vote to approve a merger, consolidation, or other business combination, unless the transaction is approved, prior to consummation, by two-thirds of the members of the BB&T Financial Board of Directors. This provision could tend to make the acquisition of BB&T Financial more difficult to accomplish without the cooperation or favorable recommendation of the BB&T Financial Board of Directors.

  The VSCA provides that, unless a corporation's articles of incorporation provide for a higher or lower vote, certain significant corporate actions must be approved by the affirmative vote of the holders of more than two-thirds of the votes entitled to be cast on the matter. Corporate actions requiring a two-thirds vote include amendments to a corporation's articles of incorporation, adoption of plans of merger or exchange, sales of all or substantially all of a corporation's assets other than in the ordinary course of business and adoption of plans of dissolution ("Fundamental Actions"). The VSCA provides that a corporation's articles of incorporation may either increase the vote required to approve Fundamental Actions or may decrease the required vote to not less than a majority of the votes entitled to be cast.

  The supermajority provision contained in Commerce's Amended Articles of Incorporation decreases the stockholder vote required to approve Fundamental Actions to the affirmative vote of the holders of a majority of the shares entitled to vote, provided that two-thirds of the members of the Board of Directors then in office have approved and recommended the approval of the Fundamental Action. In the absence of such approval and recommendation by the Board, the stockholder vote required for approval of Fundamental Actions is increased to 80% of the shares entitled to vote on the matter.

  The Acquisition was approved by two-thirds of the members of the Board of Directors of Commerce and thus requires the affirmative vote of only a majority of the shares entitled to vote on the Acquisition.

  Amendments to Articles of Incorporation. BB&T Financial's Amended Articles of Incorporation require approval by holders of at least two-thirds of the outstanding shares entitled to vote in order to amend certain provisions of BB&T Financial's Amended Articles of Incorporation. Those provisions require holders of at least two-thirds of its outstanding shares to approve (i) the removal of a director or the entire BB&T Financial Board of Directors, (ii) a merger, consolidation or other business combination not approved by two-thirds of the BB&T Financial Board of Directors and (iii) an amendment or repeal of the By-laws. Any other amendment of the Amended Articles of Incorporation requires the affirmative vote of the holders of a majority of the shares entitled to vote on such amendment.

  See the discussion above concerning "Supermajority Voting Provisions" with respect to the stockholder vote requirements to amend Commerce's Amended Articles of Incorporation.

  Amendments to By-laws. BB&T Financial's By-laws may be amended by either the vote of a majority of the BB&T Financial Board of Directors or by the affirmative vote of the holders of at least two-thirds of the outstanding BB&T Financial Common Stock.

  Commerce's By-laws may be amended at any time by either the vote of a majority of the Commerce Board of Directors or of the Commerce stockholders if the votes cast in support of an amendment to the By-laws exceed the votes cast opposing such amendment.

  Employee Stock Plans. BB&T Financial established employee stock ownership plans for the benefit of the employees of certain savings institutions upon their acquisitions by BB&T Financial. These plans, which hold 255,906 shares of BB&T Financial Common Stock as of June 30, 1994, are subparts of BB&T Financial's Savings and Thrift Plan, which holds an additional 1,639,839 shares of BB&T Financial Common Stock as of June 30, 1994. Under plan terms, participants in BB&T Financial's Savings and Thrift Plan have the right to direct the trustee as to the voting of the shares held in their accounts on all matters, including the election of directors. Under these plans, including each employee stock ownership plan, the trustee is required, subject to applicable law, to vote the shares as to which participant directions are not received and as to shares not allocated to participant accounts in the same proportion as the allocated shares as to which directions are received. Plan terms also would require the trustee of each plan to follow participant instructions as to the tendering of any shares held in participant accounts in the event of a tender offer. Shares allocated to participant accounts as to which instructions are not received and unallocated shares are, again subject to applicable law, tendered pursuant to the same procedures as to which shares would be voted. As a result of these so-called "pass-through" provisions, any third-party attempt to acquire control of BB&T Financial by means of a proxy contest or tender offer may require the support of the plan participants. The BB&T Financial employee stock plans established thus may tend to discourage such attempts to the extent that participants oppose third-party attempts to acquire control and stockholder approval or support is required for such attempts.

  Commerce has not established an employee stock ownership or similar plan.

  THE SHARES OF BB&T FINANCIAL COMMON STOCK TO BE ISSUED IN THE ACQUISITION ARE NOT DEPOSITS AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY.

                   DESCRIPTION OF STOCKHOLDERS' RIGHTS OF SNC

  Under the terms of the SNC Agreement, SNC will be merged with and into BB&T Financial, which will then continue as the Continuing Corporation under its existing Amended Articles of Incorporation. In such event, the SNC Merger would not have a material effect on the rights of Commerce stockholders once they become stockholders of BB&T Financial. Under certain circumstances, however, BB&T Financial and SNC may agree that BB&T Financial will be merged with and into SNC, which will then continue as the Continuing Corporation under its existing Amended and Restated Articles of Incorporation. In such case, the SNC Merger would have an effect on the rights of Commerce stockholders. Therefore, the following information describing the rights of the stockholders of SNC is provided.

GENERAL

  SNC is authorized to issue 120,000,000 shares of SNC Common Stock, $5 par value, of which 43,385,610 shares were issued and outstanding as of June 30, 1994. SNC is also authorized to issue 5,000,000 shares of preferred stock, $5 par value ("SNC Preferred Stock"), of which 770,000 shares of SNC Series A Preferred Stock have been issued.

  The SNC Series A Preferred Stock was issued in connection with an offering of 3,080,000 Depositary Shares, each representing one-quarter interest in a share of SNC Series A Preferred Stock. Each owner of a Depositary Share is entitled, in proportion to the one-quarter interest in a share of SNC Series A Preferred Stock represented by such Depositary Share, to all the rights and preferences of the SNC Series A Preferred Stock represented thereby (including dividend, voting, redemption, conversion and liquidation rights). The SNC Series A Preferred Stock is convertible at any time into such number of whole shares of SNC Common Stock as is equal to the aggregate stated value of shares surrendered for conversion divided by $16.93 per share of SNC Common Stock, subject to adjustment (under formulae set forth in SNC's Amended and Restated Articles of Incorporation) in certain events.

  Under SNC's Amended and Restated Articles of Incorporation, the SNC Board of Directors, or a duly authorized committee thereof, has the power, without further action by the SNC stockholders, to provide for the issuance of preferred stock in one or more series and to fix the voting power, designations, preferences and relative, participating, optional or special rights, and qualifications, limitations or restrictions thereof, by adopting a resolution or resolutions creating and designating such series. The rights of the holders of SNC Common Stock are subject to the rights and preferences of the holders of SNC Series A Preferred Stock and would be subject to any rights and preferences of any other SNC preferred stock or series thereof that the SNC Board of Directors may issue.

DIVIDEND RIGHTS

  Unless SNC's Amended and Restated Articles of Incorporation are amended to provide otherwise, SNC may issue to the holders of shares of SNC Common Stock share dividends in SNC Common Stock. If certain requirements are met, share dividends in shares of another class or series may be issued to holders of SNC Common Stock. Additionally, the holders of shares of SNC Common Stock will be entitled to receive such other distributions as the Board of Directors of SNC may declare, and the requirement that no distributions may be made if, after giving effect thereto (i) SNC would not be able to pay its debts as they become due in the ordinary course of business or (ii) SNC's total assets would be less than the sum of SNC's total liabilities plus the amount that would be needed, if SNC were to be dissolved at the time of distribution, to satisfy claims of holders of SNC Series A Preferred Stock and such stockholders which have preferential rights superior to the rights of holders of SNC Common Stock.

  Holders of shares of the SNC Series A Preferred Stock are entitled to receive, when and as declared by the Board of Directors of SNC, out of assets of SNC legally available for payment, an annual cash dividend of 6.75% per annum (equivalent to $1.6875 per Depositary Share). Dividends on the SNC Series A Preferred Stock are cumulative from the date of issue and payable quarterly on February 15, May 15, August 15 and November 15 of each year commencing May 15, 1992, at such annual rate. Dividends payable on the SNC Series A Preferred Stock for any period less than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Each such dividend will be payable to holders of record as they appear on the stock register of SNC on such record dates, not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the SNC Board of Directors. In the event that full cumulative dividends on the SNC Series A Preferred Stock have not been paid when due, SNC may not declare or pay any dividends or make other distributions (other than dividends payable in shares of common stock or other capital stock of SNC ranking junior to the SNC Series A Preferred Stock with respect to the payment of dividends and upon liquidation, dissolution or winding up, or options, warrants or rights to subscribe for or purchase such shares) on its Common Stock or on any other capital stock of SNC ranking junior to the SNC Series A Preferred Stock with respect to the payment of dividends, or purchase, redeem or otherwise acquire any shares of SNC Series A Preferred Stock (other than with funds previously deposited in trust for the redemption of shares of SNC Series A Preferred Stock pursuant to any sinking fund) or any other shares of capital stock of SNC ranking on a parity with or junior to the SNC Series A Preferred Stock (except by conversion into or exchange for capital stock of SNC ranking junior to the SNC Series A Preferred Stock as to payment of dividends and upon liquidation, dissolution or winding up).

  Debt instruments to which SNC is subject contain provisions restricting its payment of dividends. Under the most restrictive of these provisions, at June 30, 1994, approximately $ million was available for the payment of dividends on SNC's capital stock.

  While SNC is not subject to the restrictions on dividends applicable to national banks, the ability of SNC to pay distributions to the holders of SNC Common Stock will depend to a large extent upon the amount of dividends SNB-NC and SNB-SC, which are subject to the restrictions imposed by the National Bank Act, and SNB Savings, which is subject to the restrictions imposed by the regulations of the Savings Institution Division of the North Carolina Department of Commerce, pay to SNC.

  There can be no assurance as to the payment of dividends on shares of SNC Common Stock in the future since such payment will depend upon the earnings and financial condition of SNC and its bank and savings bank subsidiaries, as well as other related factors.

VOTING RIGHTS

  Each holder of SNC Common Stock is entitled to one vote per share and to the same and identical voting rights as other holders of SNC Common Stock. Holders of SNC Common Stock do not have cumulative voting rights in the election of directors so long as SNC has shares of any class of securities entitled to be voted at a meeting that are held of record by more than 2,000 stockholders or listed on a national securities exchange, unless SNC's Amended and Restated Articles of Incorporation are amended to provide otherwise. Directors shall be elected by a plurality of the votes cast, and at each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares outstanding of record in his name for as many persons as there are directors to be elected.

  Shares of SNC Common Stock owned by any of its subsidiaries in a non-fiduciary capacity are not eligible to vote on any matter. Shares of SNC Common Stock held by SNC or any of its subsidiaries either as a sole- or co-fiduciary may be voted in the election of directors and in all other matters by the registered owners, unless otherwise limited by the terms of the individual trust agreements.

  In general, unless SNC's Amended and Restated Articles of Incorporation are amended to provide otherwise or a bylaw is adopted by the stockholders, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. However, generally (i) the affirmative vote of a majority of the shares entitled to be cast of each voting group entitled to vote separately is required to approve a merger or share exchange, (ii) the affirmative vote of a majority of the shares of each voting group entitled to vote thereon is required to amend SNC's Amended and Restated Articles of Incorporation, if the amendment would give rise to dissenters' rights and (iii) the affirmative vote of a majority of the shares of capital stock of SNC entitled to be cast is required to approve the dissolution of SNC or to approve the sale of all or substantially all the property of SNC other than in the regular course of business. With respect to sales of assets in the regular course of business, the SNC Board of Directors may approve the sale of all or substantially all the property of SNC without shareholder approval.

  Holders of SNC Common Stock have dissenters' rights of appraisal with respect to their shares of SNC Common Stock as provided by statute in connection with certain types of merger or share exchange transactions. Dissenters' rights are also available with respect to certain sales of all or substantially all the property of SNC and amendments to SNC's Amended and Restated Articles of Incorporation that materially and adversely affect certain enumerated rights of the dissenters' shares.

  The SNC Board of Directors, without stockholder approval, may issue shares of SNC Preferred Stock with voting and conversion rights that could adversely affect the voting power of the holders of SNC Common Stock.

  Holders of SNC Series A Preferred Stock do not have any voting rights except as set forth below or as otherwise from time to time expressly required by law. Whenever dividends on any shares of SNC Series A Preferred Stock are in arrears for six full quarterly periods, whether or not consecutive, the holders of such shares of SNC Series A Preferred Stock (voting separately as a class with all other series of cumulative preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors (on the terms set forth below) of SNC at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on such shares of SNC Series A Preferred Stock have been fully paid or set aside for payment. In such case, the entire SNC Board of Directors will be increased by two directors. Each director so elected will continue to serve for the full term for which he has been elected, notwithstanding that prior to the end of such term such default ceases to exist.

  So long as any shares of SNC Series A Preferred Stock remain outstanding, SNC will not, without the affirmative vote of the holders of at least two-thirds of the shares of SNC Series A Preferred Stock outstanding at the time, given in person or by proxy, at a meeting (voting separately as one class): (i) authorize, create or issue, or increase the authorized or issued amount of, any class of series of stock ranking prior to the SNC Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock (including any class or series of preferred stock) which ranks on a parity with the SNC Series A Preferred Stock as to dividends and upon liquidation, dissolution or winding up ("Parity Stock") unless SNC's Amended and Restated Articles of Incorporation or other provisions of the charter creating or authorizing such class or series provide that if in any case the stated dividends or amounts payable upon liquidation, dissolution or winding up are not paid in full on the SNC Series A Preferred Stock and all outstanding shares of Parity Stock, the shares of all Parity Stock will share ratably in the payment of dividends, including accumulations (if any) in accordance with the sums which would be payable on all Parity Stock if all dividends in respect of all shares of Parity Stock were paid in full, and on any distribution of assets upon liquidation, dissolution or winding up ratably in accordance with the sums which would be payable in respect of all shares of Parity Stock if all sums payable were discharged in full or (iii) amend, alter or repeal the provisions of SNC's Amended and Restated Articles of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such shares of SNC Series A Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized preferred stock or any outstanding series of preferred stock or any other capital stock of SNC, or the creation and issuance of other series of preferred stock including SNC Series A Preferred Stock, or of any other capital stock of SNC, in each case ranking on a parity with or junior to the SNC Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

PREEMPTIVE RIGHTS

  The stockholders of SNC do not have preemptive rights. Thus, if additional shares of SNC Common Stock or SNC preferred stock were issued, holders of such stock, to the extent they did not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

ASSESSMENT AND REDEMPTION

  All outstanding shares of SNC Common Stock are, and those to be issued pursuant to the SNC Agreement will be, fully paid and nonassessable.

  The SNC Common Stock is not convertible, redeemable or entitled to any sinking fund.

LIQUIDATION RIGHTS

  In the event of the liquidation, dissolution or winding up of the affairs of SNC, holders of outstanding shares of SNC Common Stock are entitled to share, in proportion to their respective interests, in SNC's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of SNC. In the event of any voluntary or involuntary liquidation, dissolution or winding up of SNC, the holders of shares of the SNC Series A Preferred Stock will be entitled to receive out of the assets of SNC available for distribution to stockholders, before any distribution is made to holders of Common Stock, liquidating distributions in the amount of $100 per share of the SNC Series A Preferred Stock (equivalent to $25 per Depositary Share), plus accrued but unpaid dividends to, but excluding, the date of final distribution, but the holders of the shares of the SNC Series A Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any other shares of SNC's capital stock ranking senior to the SNC Series A Preferred Stock with respect to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full. No such senior capital stock of SNC is outstanding, and the holders of the SNC Series A Preferred Stock have certain voting rights with respect to the issuance of any such senior capital stock. See "--Voting Rights." If upon any voluntary or involuntary liquidation, dissolution or winding up of SNC, the assets of SNC shall be insufficient to make such full payments to holders of the SNC Series A Preferred Stock and any other preferred stock ranking with respect to rights upon liquidation, dissolution or winding up on a parity with the SNC Series A Preferred Stock, then such assets shall be distributed pro-rata among holders of the SNC Series A Preferred Stock or any other such preferred stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the SNC Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by SNC. Neither a consolidation or merger of SNC with or into another corporation nor a merger of another corporation with or into SNC nor a sale, lease or conveyance of all or any part of SNC's property or business shall be considered a liquidation, dissolution, or winding up of SNC.

  Because SNC is a bank and savings bank holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the SNC Series A Preferred Stock, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that SNC may itself be a creditor with recognized claims against the subsidiary and any interests in the liquidation accounts established by savings associations or savings banks acquired by SNC for the benefit of eligible account holders in connection with the conversion of such savings associations to stock form. The Board of Directors of SNC, without shareholder approval, may issue SNC preferred stock with liquidation rights that may affect the amount of assets and funds remaining for payment to holders of SNC Common Stock upon a liquidation of SNC.

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

CERTAIN PROVISIONS WHICH MAY HAVE AN ANTI-TAKEOVER EFFECT

  The provisions of SNC's By-laws and Amended and Restated Articles of Incorporation providing for classification of the Board of Directors into three separate classes and removal of directors only for cause may have certain anti-takeover effects.

  The rights of holders of SNC Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Any such issuance may adversely affect the interests of holders of SNC Common Stock by limiting the control which such holders may exert by exercise of their voting rights, by subordinating their rights in liquidation to the rights of the holders of such preferred stock, and otherwise. In addition, the issuance of preferred stock of SNC may, in some circumstances, deter or discourage takeover attempts and other changes in control of SNC, including takeovers and changes in control which some holders of SNC Common Stock may deem to be in their best interests and in the best interests of SNC, by making it more difficult for a person who has gained a substantial equity interest in SNC to obtain voting control or to exercise control effectively. SNC has no current plans or agreements with respect to the issuance of any shares of preferred stock other than the issuance of SNC Series A Preferred Stock.

  Election and Removal of Directors. The SNC By-laws provide for a Board of Directors having not less than three nor more than twenty-five members as determined from time to time by vote of a majority of the members of the Board of Directors or by resolution of the stockholders of SNC. As long as the stockholders of SNC do not have cumulative voting rights with respect to the election of directors, the SNC Board of Directors may increase or decrease the number of directors not more than 30% in any twelve-month period. Vacancies, whether arising from an increase in the number of directors or from the failure by stockholders to elect the full authorized number of directors, may be filled by the stockholders or by the SNC Board of Directors (by the affirmative vote of a majority of the remaining directors if less than a quorum of the directors remains). Pursuant to SNC's By-laws, however, less than a majority of the full SNC Board of Directors may not increase the number of directors to a number which: (i) exceeds by more than two the number of directors last fixed by stockholders where such number was fifteen or less or (ii) exceeds by more than four the number of directors last fixed by stockholders where such number was sixteen or more. Presently, membership on the SNC Board of Directors is fixed at twenty-three.

  Pursuant to SNC's Amended and Restated Articles of Incorporation, members of the SNC Board of Directors can be removed only for cause. In addition, the directors may be removed only by the vote of a majority of the outstanding shares of SNC Common Stock entitled to vote in the election of directors.

  The SNC Board of Directors is divided into three classes so that each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase in the authorized number of directors, the newly created directorships resulting from such increase would be apportioned among the three classes of directors so as to maintain such classes as nearly equal as possible. Because the classification of directors, unless the stockholders act under North Carolina law to remove directors from office, two annual meetings generally would be required to elect a majority of the SNC Board of Directors, and three rather than one would be required to replace the entire board. Amendment of the provisions of SNC's Amended and Restated Articles of Incorporation providing for the structure of the SNC Board of Directors and proving for the removal of directors and the selection of a director to fill a vacancy on the SNC Board of Directors requires the affirmative vote of not less than two-thirds of the total number of issued and outstanding shares of SNC Common Stock entitled to vote thereon.

  North Carolina Stockholder Protection Legislation. The N.C. Shareholder Protection Act and the Share Acquisition Act both apply to SNC.

                                    EXPERTS

  The consolidated financial statements of BB&T Financial and its subsidiaries included in BB&T Financial's Annual Report on Form 10-K for the year ended December 31, 1993 incorporated herein by reference have been incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Such financial statements have been restated in BB&T Financial's Current Report on Form 8-K dated August 31, 1994.

  The consolidated financial statements of BB&T Financial and its subsidiaries which are incorporated herein by reference from BB&T Financial's Current Report on Form 8-K dated August 31, 1994, which restates the consolidated financial statements that are incorporated by reference from BB&T Financial's Annual Report on Form 10-K for the year ended December 31, 1993 to reflect the acquisition of L.S.B. Bancshares, Inc. of South Carolina by BB&T Financial during 1994, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP and other auditors, independent certified public accountants, incorporated by reference herein, and upon the authority of said firms as experts in accounting and auditing.

  The financial statements of Commerce at December 31, 1993 and for the year then ended incorporated by reference herein have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Commerce as of December 31, 1992 and for each of the two years in the period ended December 31, 1992 incorporated by reference herein have been incorporated by reference in reliance on the report of Coopers & Lybrand, independent accountants, incorporated by reference herein, and have been incorporated by reference in reliance upon the authority of that firm as experts in auditing and accounting.

                                    OPINIONS

  The validity of the shares of BB&T Financial Common Stock offered hereby is being passed upon for BB&T Financial by Jerone C. Herring, Esquire, Vice President and Secretary of BB&T Financial. As of the date of this Prospectus,
Mr. Herring beneficially owned     shares of BB&T Financial Common Stock and
held options exercisable within 60 days of such date to acquire shares of BB&T Financial Common Stock. Certain matters with regard to the federal law will be passed upon for BB&T Financial by Arnold & Porter, Washington, D.C., special counsel to BB&T Financial. Certain matters with regard to the federal and Virginia income tax consequences of the Acquisition have been passed upon for BB&T Financial by KPMG Peat Marwick.

                             STOCKHOLDER PROPOSALS

  It is not anticipated that Commerce will hold a 1995 Annual Meeting of Stockholders unless the Acquisition is not consummated prior to April 1995. If the Acquisition is not consummated prior to that time, any stockholder proposal intended for inclusion in Commerce's proxy materials for the 1995 Annual Meeting of Stockholders must be received at Commerce's main office at 5101
Cleveland Street, Suite 206, Virginia Beach, Virginia 23462 no later than    .
Any such proposal shall be subject to the requirements of the proxy rules adopted by the FDIC under the Exchange Act.

                                 OTHER MATTERS

  The Commerce Board of Directors does not intend to bring any matter before the Special Meeting other than as specifically set forth in the Notice of Special Meeting of Stockholders, nor does it know of any matter to be brought before the Special Meeting by others. If, however, any other matters properly come before the Special Meeting, it is the intention of each of the proxyholders to vote such proxy in accordance with the decision of a majority of the Commerce Board of Directors.

                                                                      APPENDIX I

                      AGREEMENT AND PLAN OF REORGANIZATION

  Agreement and Plan of Reorganization ("Reorganization Agreement" or "Agreement"), dated as of June 24, 1994, between COMMERCE BANK ("Commerce"), a bank chartered under the laws of the Commonwealth of Virginia, having its home office at 5101 Cleveland Street, Virginia Beach, Virginia 23462, and BB&T FINANCIAL CORPORATION ("BB&T Financial"), a North Carolina corporation having its home office at 223 West Nash Street, Wilson, North Carolina 27893.

                                   WITNESSETH

  Whereas, the parties hereto desire that Branch Banking and Trust Company of Virginia ("BB&T-VA"), a to be formed Virginia chartered bank, which will be a wholly owned subsidiary of BB&T FINANCIAL CORPORATION OF VIRGINIA ("BB&T Financial-Va"), a to be formed Virginia corporation and wholly owned subsidiary of BB&T Financial, shall be merged with and into Commerce (said transaction being hereinafter referred to as the "Merger") pursuant to a plan of merger in the form attached hereto as Annex A ("Plan of Merger");

  Whereas, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby;

  Now, Therefore, in consideration of the premises and of the mutual representations, warranties, covenants and agreements herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

  "Bank Holding Company Act" shall mean the Bank Holding Company Act of 1956, as amended.

  "BB&T Financial Common Stock" shall mean the shares of common stock, par value $2.50 per share, of BB&T Financial.

  "BB&T Financial Subsidiary" shall mean each of Branch Banking and Trust Company, a North Carolina chartered bank subsidiary of BB&T Financial, and Branch Banking and Trust Company of South Carolina, an indirect wholly owned subsidiary of BB&T Financial.

  "Closing Date" shall mean the date specified pursuant to Section 4.11 hereof as the date on which the parties hereto shall close the transactions contemplated herein.

  "Code" shall mean the Internal Revenue Code of 1986, as amended.

  "Commission" shall mean the Securities and Exchange Commission.

  "CRA" shall mean the Community Reinvestment Act of 1977, as amended.

  "Effective Date" shall mean the date specified pursuant to Section 4.11 hereof as the effective date of the Merger.

  "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

  "Environmental Laws" means all applicable federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

  "FDIC" shall mean the Federal Deposit Insurance Corporation.

  "Federal Reserve Board" shall mean the Board of Governors of the Federal Reserve System.

  "Financial Statements" shall mean (a) with respect to BB&T Financial, (i) the consolidated balance sheets (including related notes and schedules, if any) of BB&T Financial as of December 31, 1993 and 1992 and the related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1993, 1992 and 1991 as filed by BB&T Financial in Securities Documents and (ii) the consolidated balance sheets of BB&T Financial (including related notes and schedules, if any) and related statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by BB&T Financial with respect to periods ended subsequent to December 31, 1993, and (b) with respect to Commerce, (i) the consolidated balance sheets (including related notes and schedules, if any) of Commerce as of December 31, 1993 and 1992 and the related consolidated statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) for each of the three years ended December 31, 1993, 1992 and 1991 as filed by Commerce in Securities Documents and (ii) the consolidated balance sheets of Commerce (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) included in Securities Documents filed by Commerce with respect to periods ended subsequent to December 31, 1993.

  "Commerce Subsidiary" shall mean Commerce Financial Services, Inc.

  "Joint Venture" shall mean any joint venture, partnership or similar arrangement in which Commerce or the Commerce Subsidiary is a member, party to or partner (whether general or limited).

  "Material Adverse Effect" shall mean a material adverse effect on the financial condition, results of operations, business or prospects of Commerce.

  "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

  "Option Agreement" shall mean the Option Agreement dated as of even date herewith between Commerce and BB&T Financial, which shall be executed immediately following execution of this Reorganization Agreement.

  "Previously Disclosed" shall mean disclosed in (i) a Securities Document delivered by one party to the other on or prior to the execution of this Reorganization Agreement or (ii) in a letter from one party to the other party delivered and dated not later than July 1, 1994 specifically referring to this Agreement, provided that such letter is not materially inconsistent with a draft of such letter delivered to the other party and dated on or prior to the date of this Agreement.

  "Proxy Statement" shall mean the proxy statement together with any supplements thereto sent to shareholders of Commerce to solicit their votes in connection with this Agreement and the Plan of Merger.

  "Registration Statement" shall mean the registration statement with respect to the BB&T Financial Common Stock to be issued in the Merger as declared effective by the Commission under the Securities Act.

  "Rights" shall mean warrants, options, rights, convertible securities and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests, and stock appreciation rights, performance units and similar stock-based rights whether or not they obligate the issuer thereof to issue stock or other securities or to pay cash.

  "Securities Act" shall mean the Securities Act of 1933, as amended.

  "Securities Documents" shall mean all reports, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

  "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the Commission and the FDIC promulgated thereunder.

  "State Board" shall mean the Virginia State Corporation Commission, Bureau of Financial Institutions.

  "TILA" shall mean the Truth in Lending Act, as amended.

  "VASCA" shall mean the Virginia Stock Corporation Act, as amended.

  Other terms used herein are defined in the preamble and elsewhere in this Agreement.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMMERCE

  Commerce represents and warrants to BB&T Financial as follows:

2.1 CAPITAL STRUCTURE

  The authorized capital stock of Commerce consists of (i) 5,000,000 shares of common stock, par value $2.50 per share ("Commerce Common Stock") and (ii) 1,000,000 shares of preferred stock, par value $5.00 per share. As of the date hereof, there were 2,725,163 shares of Commerce Common Stock issued and outstanding and no shares of preferred stock outstanding. All outstanding shares of Commerce Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. No other classes of capital stock of Commerce are authorized. No shares of Commerce Common Stock are held in the treasury of Commerce. No shares of capital stock have been reserved for any purpose, except for (i) 262,895 shares of Commerce Common Stock in connection with Commerce's 10% Convertible Subordinated Capital Notes due August 31, 2002 ("Convertible Notes"), (ii) 209,637 shares of Commerce Common Stock in connection with Commerce's 1985 Stock Option Plan, (iii) 157,500 shares of Commerce Common Stock in connection with Commerce's 1993 Incentive Stock Plan (clauses (ii) and (iii) together are referred to herein as the "Stock Option Plans"), (iv) 234,547 shares of Commerce Common Stock in connection with Commerce's Dividend Reinvestment and Stock Purchase Plan, (v) 480,000 shares of Commerce Common Stock in connection with the Preferred Stock Purchase Agreement with BB&T Financial dated April 21, 1994 ("Preferred Stock Purchase Agreement") and (vi) 540,000 shares of Commerce Common Stock in connection with the Option Agreement. Except as set forth herein, there are no Rights authorized, issued or outstanding with respect to the capital stock of Commerce. Shareholders of Commerce do not have preemptive rights.

2.2 ORGANIZATION, STANDING AND AUTHORITY

  Commerce is a bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia with full corporate power and authority to carry on its business as now conducted and does not do business in any other states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires qualification to do business.

2.3 OWNERSHIP OF COMMERCE SUBSIDIARY

  Except as Previously Disclosed, Commerce does not own, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, partnership, Joint Venture, or other organization, except for the Commerce Subsidiary. The outstanding shares of capital stock of the Commerce Subsidiary are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by Commerce free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock of the Commerce Subsidiary and there are no agreements, understandings or commitments relating to the right of Commerce to vote or to dispose of said shares. None of the shares of capital stock of the Commerce Subsidiary has been issued in violation of the preemptive rights of any person.

2.4 ORGANIZATION, STANDING AND AUTHORITY OF THE COMMERCE SUBSIDIARY

  The Commerce Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of Virginia. The Commerce Subsidiary: (i) has full corporate power and authority to carry on its business as now conducted;
(ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where failure to so qualify would not have a Material Adverse Effect; and (iii) is not engaged in any activities that have not been Previously Disclosed.

2.5 AUTHORIZED AND EFFECTIVE AGREEMENT

  a. Commerce has all requisite corporate power and authority to enter into and (subject to receipt of all necessary governmental approvals and the receipt of approval of stockholders of Commerce of the Plan of Merger) to perform all of its obligations under this Reorganization Agreement, the Plan of Merger and the Option Agreement. The execution and delivery of this Reorganization Agreement, the Plan of Merger and the Option Agreement and consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action in respect thereof, except, in the case of this Reorganization Agreement and the Plan of Merger, the approval of Commerce shareholders pursuant to and to the extent required by applicable law. This Reorganization Agreement, the Plan of Merger and the Option Agreement constitute legal, valid and binding obligations of Commerce, each of which is enforceable against Commerce in accordance with its respective terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity, and except that the availability of equitable remedies or injunctive relief is within the discretion of the appropriate court.

  b. Neither the execution and delivery of this Reorganization Agreement, the Plan of Merger and the Option Agreement nor consummation of the transactions contemplated hereby or thereby, nor compliance by Commerce with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles of incorporation, charter or by-laws of Commerce or the Commerce Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any material property or asset of Commerce or the Commerce Subsidiary pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or

(iii) subject to receipt of all required governmental approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Commerce or the Commerce Subsidiary.

2.6 SECURITIES DOCUMENTS AND REPORTS

  Commerce has timely filed all Securities Documents required by the Securities Laws since December 31, 1988, and such Securities Documents complied in all material respects with the Securities Laws as in effect at the times of such filings. Commerce has in all material respects timely filed all reports required to be filed with the FDIC and the State Board and such reports complied in all material respects with applicable law and regulations as in effect at the times of such filings.

2.7 FINANCIAL STATEMENTS; MINUTE BOOKS

  The Financial Statements of Commerce fairly present or will fairly present, as the case may be, the consolidated financial position of Commerce and the Commerce Subsidiary as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis (except as stated therein). The minute books of Commerce and the Commerce Subsidiary contain legally sufficient records of all meetings and other corporate actions of its shareholders and Board of Directors (including committees of its Board of Directors).

2.8 MATERIAL ADVERSE CHANGE

  Commerce has not, on a consolidated basis, suffered any material adverse change in its business, financial condition, results of operations or prospects since December 31, 1993.

2.9 ABSENCE OF UNDISCLOSED LIABILITIES

  Neither Commerce nor the Commerce Subsidiary has any liability (contingent or otherwise) that is material to Commerce on a consolidated basis or that, when combined with all similar liabilities, would be material to Commerce on a consolidated basis, except as has been Previously Disclosed and except for liabilities made in the ordinary course of its business consistent with past practices since the date of Commerce's most recent Financial Statements.

2.10 PROPERTIES

  a. Commerce and the Commerce Subsidiary have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected on the consolidated balance sheet included in the Financial Statements of Commerce as of December 31, 1993 or acquired after such date, except (i) liens for current taxes not yet due and payable, (ii) pledges to secure deposits and other liens incurred in the ordinary course of banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent, or (iv) dispositions and encumbrances for adequate consideration in the ordinary course of business.

  b. All material leases pursuant to which Commerce or the Commerce Subsidiary, as lessee, leases real or personal property, are, with respect to Commerce or the Commerce Subsidiary, valid and enforceable in accordance with their respective terms, in each such case subject to (i) bankruptcy, fraudulent transfer, insolvency, moratorium, reorganization, conservatorship, receivership, or other similar laws from time to time in effect relating to or affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity, and except that the availability of equitable remedies or injunctive relief is within the discretion of the appropriate court.

2.11 ENVIRONMENTAL MATTERS

  a. Commerce and the Commerce Subsidiary are in substantial compliance with all Environmental Laws. Neither Commerce nor the Commerce Subsidiary has received any communication alleging that Commerce or the Commerce Subsidiary is not in such compliance and, to the best knowledge of Commerce, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

  b. Commerce has not received notice of any pending, and is not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any liability arising under any Environmental Laws upon (i) Commerce or the Commerce Subsidiary, (ii) any person or entity whose liability for any Environmental Claim Commerce or the Commerce Subsidiary has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by Commerce or the Commerce Subsidiary, or any real or personal property which Commerce or the Commerce Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which Commerce or the Commerce Subsidiary holds a security interest securing a loan recorded on the books of Commerce or the Commerce Subsidiary. Neither Commerce nor the Commerce Subsidiary is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

  c. With respect to all real and personal property owned or leased by Commerce or the Commerce Subsidiary, or all real and personal property which Commerce or the Commerce Subsidiary has been, or is, judged to have managed or to have supervised or to have participated in the management of, Commerce has provided BB&T Financial with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of all of which has been Previously Disclosed). To the best of Commerce's knowledge, Commerce and the Commerce Subsidiary are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

  d. There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against Commerce or the Commerce Subsidiary or against any person or entity whose liability for any Environmental Claim Commerce or the Commerce Subsidiary has or may have retained or assumed either contractually or by operation of law.

2.12 ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses reflected on the consolidated balance sheets included in the Financial Statements of Commerce is or will be adequate in the opinion of Commerce management in all material respects as of their respective dates under the requirements of generally accepted accounting principles applicable to banks to provide for reasonably anticipated losses on outstanding loans net of recoveries.

2.13 TAX MATTERS

  a. Commerce and the Commerce Subsidiary, and each of their predecessors, have timely filed (or requests for extensions have been timely filed and any such extensions have been granted and have not expired) all federal, state and material local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Date, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Date. Neither Commerce nor the

Commerce Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

  b. All federal, state and local (and, if applicable, foreign) tax returns filed by Commerce are complete and accurate in all material respects. Neither Commerce nor the Commerce Subsidiary is delinquent in the payment of any material tax, assessment or governmental charge. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Commerce or the Commerce Subsidiary which have not been settled and paid. There are currently no agreements in effect with respect to Commerce or the Commerce Subsidiary to extend the period of limitations for the assessment or collection of any tax. No audit examination or deficiency or refund litigation with respect to such returns are pending.

2.14 EMPLOYEE BENEFIT PLANS

  a. Commerce has Previously Disclosed true and complete copies of all stock option, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, deferred compensation, bonus or group insurance contracts and any other incentive, welfare or employee benefit plans or agreements maintained for the benefit of employees or former employees of Commerce or the Commerce Subsidiary together with (i) the most recent actuarial and financial reports prepared with respect to any qualified plans, (ii) the most recent annual reports filed with any government agency, and (iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan.

  b. Neither Commerce nor the Commerce Subsidiary (or any pension plan maintained by any of them) has incurred any material liability to the Pension Benefit Guaranty Corporation or the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Code except liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid. No reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan.

  c. Neither Commerce nor the Commerce Subsidiary participates in, or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, a multiemployer plan (as such term is defined in ERISA).

  d. A favorable determination letter has been issued by the Internal Revenue Service with respect to each "employee pension plan" (as defined in Section 3(2) of ERISA) of Commerce which is intended to be qualified under Section 401 of the Code to the effect that such plan is qualified under Section 401 of the Code and tax exempt under Section 501 of the Code. No such letter has been revoked or, to Commerce's knowledge, threatened to be revoked and Commerce does not know of any ground on which such revocation may be based. Neither Commerce nor the Commerce Subsidiary has a material liability under any such plan that is not reflected on the consolidated balance sheet included in the Financial Statements of Commerce as of December 31, 1993 or March 31, 1994.

  e. No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code, whether by statutory, class or individual exemption) has occurred with respect to any employee benefit plan maintained by Commerce or the Commerce Subsidiary which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code.

2.15 CERTAIN CONTRACTS

  a. Except as Previously Disclosed, neither Commerce nor any Commerce Subsidiary is a party to, is bound or affected by, or receives benefits under
(i) any material agreement, arrangement or commitment whether or not made in the ordinary course of business (other than loans or loan commitments or certificates of deposit made in the ordinary course of banking business), or any agreement materially restricting its business activities, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument relating to the borrowing of money by Commerce or the Commerce Subsidiary or the guarantee by Commerce or the Commerce Subsidiary of any such obligation, which cannot be terminated within less than 30 days after the Closing Date by Commerce or the Commerce Subsidiary (without payment of any penalty or cost by Commerce or the Commerce Subsidiary), (iii) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director or officer, which cannot be terminated within less than 30 days after the Closing Date by Commerce or the Commerce Subsidiary (without payment of any penalty or cost by Commerce or the Commerce Subsidiary), or (iv) any contract, agreement or understanding with a labor union, in each case whether written or oral.

  b. Neither Commerce nor the Commerce Subsidiary is in default, which default would have a material adverse effect on Commerce on a consolidated basis or the transactions contemplated herein, under any material agreement, commitment, arrangement, lease, insurance policy, or other instrument whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a default.

2.16 LEGAL PROCEEDINGS; REGULATORY APPROVALS

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of Commerce, threatened (or unasserted but considered by Commerce to be probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against Commerce or the Commerce Subsidiary or against any asset, interest, or right of Commerce or the Commerce Subsidiary, or against any officer, director or employee of either of them that in any such case, if decided adversely, might have a Material Adverse Effect. Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of Commerce and each of the directors and executive officers of Commerce, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any present or former director or officer of Commerce or the Commerce Subsidiary that might give rise to a claim for indemnification, and to the best knowledge of Commerce and each of its directors and executive officers and each of the directors and executive officers of the Commerce Subsidiary, there is no reasonable basis for any such action, suit or proceeding. There are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein, in the Plan of Merger or the Option Agreement. No fact or condition (including but not limited to compliance with the CRA) relating to Commerce or the Commerce Subsidiary known to Commerce exists that would prevent Commerce or BB&T Financial from obtaining all of the federal and state regulatory approvals contemplated herein.

2.17 COMPLIANCE WITH LAWS

  Each of Commerce and the Commerce Subsidiary is in compliance in all material respects with all statutes and regulations (including, but not limited to, the CRA and regulations promulgated thereunder, the TILA and regulations promulgated thereunder and other consumer banking laws) applicable and material to the conduct of its business (except for any violations not material to the business, operations or financial condition of Commerce and the Commerce Subsidiary on a consolidated basis), and neither Commerce nor the Commerce Subsidiary has received notification that has not elapsed, been withdrawn or abandoned by any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation and which violation would be likely to have a Material Adverse Effect on a consolidated basis, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither Commerce nor the Commerce Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and none of them has received any communication requesting that they enter into any of the foregoing. Without limiting the generality of the foregoing, Commerce has timely filed all currency transaction reports required to be filed and taken all other actions required under the Currency and

Foreign Transactions Reporting Act, as amended, codified at 31 U.S.C. (S) 5301 et seq., and its implementing regulations.

2.18 BROKERS AND FINDERS

  Neither Commerce nor the Commerce Subsidiary, nor any of their respective officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability of Commerce or the Commerce Subsidiary for any fees or commissions in connection with the transactions contemplated herein, in the Plan of Merger or in the Option Agreement (except for fees to accountants and lawyers and Alex. Brown & Sons Incorporated).

2.19 INSURANCE

  Commerce and the Commerce Subsidiary each currently maintain insurance in the amounts and for the coverages Previously Disclosed. Neither Commerce nor the Commerce Subsidiary has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond, and within the last three years, neither Commerce nor the Commerce Subsidiary has been refused any insurance coverage sought or applied for, and neither Commerce nor the Commerce Subsidiary has any reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of Commerce or the Commerce Subsidiary.

2.20 REPURCHASE AGREEMENTS

  With respect to all agreements currently outstanding pursuant to which Commerce or the Commerce Subsidiary has purchased securities subject to an agreement to resell, Commerce and the Commerce Subsidiary have a valid, perfected first lien or security interest in the securities or other collateral securing such agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby. With respect to all agreements currently outstanding pursuant to which Commerce or the Commerce Subsidiary has sold securities subject to an agreement to repurchase, Commerce and the Commerce Subsidiary have not pledged collateral materially in excess of the amount of the debt secured thereby. Neither Commerce nor the Commerce Subsidiary has pledged collateral materially in excess of the amount required under any interest rate swap or other similar agreement currently outstanding.

2.21 DEPOSIT ACCOUNTS

  The deposit accounts of Commerce are insured by the Bank Insurance Fund of the FDIC to the maximum extent permitted by federal law, and Commerce has paid all premiums and assessments and filed all reports required to have been paid or filed under the FDIA.

2.22 LOANS

  a. With respect to each loan on the books and records of Commerce, including
unfunded portions of outstanding lines of credit and loan commitments:    (i)
such loan is a valid loan; (ii) its principal balance as shown on the books and records of Commerce is true and correct as of the last date shown thereon;
(iii) all purported signatures on and executions of any document in connection with such loan are genuine; (iv) all related documentation has been signed or executed by all necessary parties; (v) Commerce has custody of all documents or microfilm records thereof related to such loan (as such documents relate to the matters described in clauses (i)-(iv) and (vi)-(vii) hereof); (vi) to the extent secured, such loan has been secured by valid liens and security interests which have been perfected; and (vii) such loan is the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles. All loans on the books and records of Commerce have been originated and administered in accordance with the terms of the underlying notes related thereto. Neither the terms of such loans, nor any of the loan documentation, nor the manner in which such loans have been administered and serviced, violates any federal, state or local law, rule, regulation or ordinance applicable thereto, including, without limitation, Regulation O of the Federal Reserve Board, the TILA, Regulation Z of the Federal Reserve Board, the Equal Credit Opportunity Act, as amended, and state laws, rules and regulations relating to consumer protection, installment sales and usury.

  b. Commerce has Previously Disclosed all investments and loans, including loan guarantees, to which Commerce or the Commerce Subsidiary is a party with any director, executive, officer or 5% shareholder of Commerce or any person, corporation, or enterprise controlling, controlled by or under common control with any of the foregoing.

2.23 CERTAIN INFORMATION

  When the Proxy Statement is mailed, and at the time of the meeting of shareholders of Commerce to vote upon the Plan of Merger, the Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Commerce relating to Commerce and the Commerce Subsidiary, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES
                               OF BB&T FINANCIAL

  BB&T Financial represents and warrants to Commerce as follows:

3.1 CAPITAL STRUCTURE OF BB&T FINANCIAL

  The authorized capital stock of BB&T Financial consists of (i) 4,000,000 shares of preferred stock, par value $2.50 per share, and (ii) 100,000,000 shares of BB&T Financial Common Stock, of which 32,195,746 shares were issued and outstanding on March 31, 1994. All outstanding shares of BB&T Financial Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable. As of the date of this Agreement, BB&T Financial has reserved 6,504,441 shares of BB&T Financial Common Stock for issuance under its benefit plans and Dividend Reinvestment Plan. Except as set forth herein, there are no Rights authorized, issued or outstanding with respect to the capital stock of BB&T Financial. None of the shares of capital stock of BB&T Financial has been issued in violation of the preemptive rights of any person.

3.2 ORGANIZATION, STANDING AND AUTHORITY OF BB&T FINANCIAL

  BB&T Financial is a corporation duly organized, validly existing and in good standing under the laws of the state of North Carolina, with full corporate power and authority to carry on its business as now conducted and is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to so qualify would have a material adverse effect on the financial condition, results of operation, or business of BB&T Financial on a consolidated basis. BB&T Financial is registered as a bank holding company under the Bank Holding Company Act.

3.3 AUTHORIZED AND EFFECTIVE AGREEMENT

  a. BB&T Financial has all requisite corporate power and authority to enter into and perform all of its obligations under this Reorganization Agreement and the Option Agreement. The execution and delivery of this Reorganization Agreement and the Option Agreement and consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of BB&T Financial. This Reorganization Agreement and the Option Agreement constitute legal, valid and binding obligations of BB&T Financial, in each such case enforceable against it in accordance with their respective terms subject to (i) bankruptcy, insolvency, moratorium, reorganization, conservatorship, receivership or other similar laws in effect from time to time relating to or affecting the enforcement of the rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity, and except that the availability of remedies or injunctive relief is within the discretion of the appropriate court.

  b. Neither the execution and delivery of this Reorganization Agreement nor the Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by BB&T Financial with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles of incorporation or by-laws of BB&T Financial or any BB&T Financial Subsidiary, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of BB&T Financial or any BB&T Financial Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation which would have a material adverse effect on the business, operations or financial conditions of BB&T Financial and the BB&T Financial Subsidiaries taken as a whole, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BB&T Financial or any BB&T Financial Subsidiary.

3.4 ORGANIZATION, STANDING AND AUTHORITY OF BB&T FINANCIAL SUBSIDIARIES

  Each BB&T Financial Subsidiary is a duly organized corporation, validly existing and in good standing under applicable laws. Each BB&T Financial Subsidiary (i) has full power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification and where failure to so qualify would have a material adverse effect on the financial condition, results of operations, business or prospects of BB&T Financial on a consolidated basis. BB&T Financial-Va will be registered as a bank holding company under the Bank Holding Company Act and applicable Virginia law on or prior to the closing.

3.5 SECURITIES DOCUMENTS

  BB&T Financial has timely filed all Securities Documents required by the Securities Laws since December 31, 1988 and such Securities Documents complied in all material respects with the Securities Laws as in effect at the times of such filings.

3.6 FINANCIAL STATEMENTS

  The Financial Statements of BB&T Financial fairly present or will fairly present, as the case may be, the consolidated financial position of BB&T Financial and the BB&T Financial Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and changes in cash flows for the periods then ended in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis.

3.7 MATERIAL ADVERSE CHANGE

  BB&T Financial has not, on a consolidated basis, suffered any material adverse change in its business, financial condition, results of operations or prospects since December 31, 1993.

3.8 LEGAL PROCEEDINGS; REGULATORY APPROVALS

  There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of BB&T Financial, threatened (or unasserted but considered by BB&T Financial to be probable of assertion and which, if asserted, would have at least a reasonable probability of an unfavorable outcome) against BB&T Financial or any BB&T Financial Subsidiary or against any asset, interest or right of BB&T Financial or any BB&T Financial Subsidiary, or against any officer, director or employee of any of them that, if decided adversely, might have a material adverse effect on the financial condition, results of operations, business or prospects of BB&T Financial on a consolidated basis. To the knowledge of BB&T Financial, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger. No fact or condition (including but not limited to CRA compliance) relating to BB&T Financial or any BB&T Financial Subsidiary known to BB&T Financial exists that would prevent BB&T Financial from obtaining all of the federal and state regulatory approvals contemplated herein.

3.9 OWNERSHIP OF BB&T FINANCIAL SUBSIDIARIES

  The outstanding shares of capital stock or other ownership interests of the BB&T Financial Subsidiaries are validly issued and outstanding, fully paid and nonassessable, and all such shares are directly or indirectly owned by BB&T Financial free and clear of all liens, claims and encumbrances or preemptive rights of any person. No Rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of any BB&T Financial Subsidiary and there are no agreements, understandings or commitments relating to the right of BB&T Financial to vote or to dispose of said shares or other ownership interests.

3.10 ABSENCE OF UNDISCLOSED LIABILITIES

  Neither BB&T Financial nor any BB&T Financial Subsidiary has any liability (contingent or otherwise) that is material to BB&T Financial on a consolidated basis or that, when combined with all similar liabilities, would be material to BB&T Financial on a consolidated basis, except as disclosed in the Financial Statements of BB&T Financial and except for liabilities made in the ordinary course of its business consistent with past practices since the date of BB&T Financial's most recent Financial Statements.

3.11 ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses reflected on the consolidated balance sheets included in the Financial Statements of BB&T Financial is or will be in the opinion of BB&T Financial's management adequate in all material respects as of their respective dates under the requirements of generally accepted accounting principles applicable to banks and bank holding companies to provide for reasonably anticipated losses on outstanding loans net of recoveries.

3.12 TAX MATTERS

  a. BB&T Financial and the BB&T Financial Subsidiaries, and each of their predecessors, have timely filed all federal, state and local (and, if applicable, foreign) tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns, and withholding and employment tax returns) and have paid, or where payment is not required to have been made, are contesting payment thereof in good faith, or have set up an adequate reserve or accrual for the payment of, all taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Date, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all taxes for any subsequent periods ending on or prior to the Effective Date which are not being contested in good faith. Neither BB&T Financial nor any of the BB&T Financial Subsidiaries will to BB&T Financial's knowledge have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.

  b. All federal, state and local (and, if applicable, foreign) tax returns filed by BB&T Financial and the BB&T Financial Subsidiaries are complete and accurate in all material respects. Neither BB&T Financial nor any of the BB&T Subsidiaries is delinquent in the payment of any tax, assessment or governmental charge, and none of them has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. No deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against BB&T Financial or any BB&T Financial Subsidiary which have not been settled and paid. There currently are no agreements in effect with respect to BB&T Financial or any BB&T Financial Subsidiary to extend the period of limitations for the assessment or collection of any tax.

3.13 COMPLIANCE WITH LAWS

  Each of BB&T Financial and the BB&T Financial Subsidiaries is in material compliance with all statutes and regulations (including, but not limited to, CRA and regulations promulgated thereunder, TILA and regulations promulgated thereunder and other consumer banking laws) applicable and material to the conduct of its business (except for any violations not material to the business, operations or financial condition of BB&T Financial and its subsidiaries taken as a whole), and neither BB&T Financial nor any BB&T Financial Subsidiary has received notification that has not elapsed, been withdrawn or abandoned from any agency or department of federal, state or local government (i) asserting a violation or possible violation of any such statute or regulation, and which violations would be likely to have a material adverse effect on the business, operations or financial condition of BB&T Financial and the BB&T Financial Subsidiaries taken as a whole, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither BB&T Financial nor any BB&T Financial Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, directive or memorandum of understanding, and none of them has received any communication requesting that they enter into any of the foregoing. Without limiting the generality of the foregoing, each BB&T Financial Subsidiary has timely filed all currency transaction reports required to be filed and taken all other actions required under the Currency and Foreign Transactions Reporting Act as amended, codified at 31 U.S.C. (S) 5301 et seq., and its implementing regulations.

3.14 CERTAIN INFORMATION

  When the Proxy Statement is mailed, and at all times subsequent to such mailing up to and including the time of the meeting of shareholders of Commerce to vote on the Merger, the Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by BB&T Financial relating to BB&T Financial, including pro forma information insofar as it relates to BB&T Financial and entities other than Commerce and the Commerce Subsidiary, (i) shall comply in all material respects with the applicable provisions of the Securities Laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

3.15 EMPLOYEE BENEFIT PLANS

  a. Neither BB&T Financial nor any other BB&T Financial Subsidiary (or any pension plan maintained by any of them) has incurred any material liability to the Pension Benefit Guaranty Corporation or the Internal Revenue Service with respect to any pension plan qualified under Section 401 of the Code except liabilities to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA, all of which have been fully paid. No reportable event under
Section 4043(b) of ERISA has occurred with respect to any such pension plan.

  b. Neither BB&T Financial nor any BB&T Financial Subsidiary participates in, or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, a multiemployer plan (as such term is defined in ERISA).

  c. A favorable determination letter has been issued by the Internal Revenue Service with respect to each "employee pension plan" (as defined in Section 3(2) of ERISA) of BB&T Financial or any BB&T Financial Subsidiary to the effect that such plan is qualified under Section 401 of the Code and tax exempt under
Section 501 of the Code. No such letter has been revoked or, to BB&T Financial's knowledge, threatened to be revoked and BB&T Financial does not know of any ground on which such revocation may be based. Neither BB&T Financial nor any BB&T Financial Subsidiary has a material liability under any such plan that is not reflected on the consolidated balance sheet included in the Financial Statements of BB&T Financial as of December 31, 1993.

  d. No prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any employee benefit plan maintained by BB&T Financial or any BB&T Financial Subsidiary (i) which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code, or (ii) the correction of which would have a material adverse effect on the business, operations or financial condition of BB&T Financial and the BB&T Financial Subsidiaries taken as a whole.

                                   ARTICLE IV

                                   COVENANTS

4.1 SHAREHOLDERS' MEETING

  Commerce shall submit this Reorganization Agreement and the Plan of Merger to its shareholders for approval at a special meeting to be held as soon as practicable, and the Board of Directors of Commerce shall unanimously recommend that the shareholders vote for such approval, provided, however, that if Alex. Brown & Sons Incorporated delivers an opinion to the Board of Directors of Commerce that the transactions contemplated hereby are not fair to the shareholders of Commerce from a financial point of view as of the date of the Proxy Statement or any supplement thereto, the Board of Directors shall not be required to so recommend approval.

4.2 PROXY STATEMENT; REGISTRATION STATEMENT

  BB&T Financial and Commerce shall cooperate in the timely preparation and filing of the Registration Statement with the Commission and the FDIC and BB&T Financial shall use its best efforts to cause such Registration Statement to be declared effective under the Securities Act, which Registration Statement, at the time it becomes effective, and on the Effective Date, shall in all material respects conform to the requirements of the Securities Act and the general rules and regulations of the Commission under the Securities Act. The Registration Statement shall include the form of Proxy Statement for the meeting of Commerce's shareholders to be held for the purpose of having such shareholders vote upon approval of this Reorganization Agreement and the Plan of Merger. Commerce shall use its best efforts to cause the Proxy Statement to be cleared for mailing to Commerce stockholders by the FDIC, and the Proxy Statement shall, on the date of mailing and on the Effective Date, conform in all material respects to the requirements of the Securities Laws and the rules and regulations of the FDIC thereunder. Commerce shall cause the Proxy Statement to be mailed to its shareholders. Commerce will furnish to BB&T Financial the information required to be included in the Registration Statement with respect to its business and affairs before it is filed with the Commission and the FDIC and again before any amendments are filed, and shall have the right to review and consult with BB&T Financial on the form of, and any characterizations of such information included in, the Registration Statement prior to the filing with the Commission. BB&T Financial shall take all actions required to register or obtain exemptions from such registration for the BB&T Financial Common Stock to be issued in connection with the transactions contemplated by this Agreement and the Plan of Merger under applicable state "Blue Sky" securities laws, as appropriate.

4.3 ADDITIONAL ACTS; APPLICATIONS

  a. BB&T Financial shall take all action necessary to organize BB&T Financial-Va and BB&T-VA and shall cause BB&T Financial-Va and BB&T-VA to take such actions as may be necessary to effect the Merger.

  b. Commerce agrees to approve, execute and deliver any amendment to this Agreement and the Plan of Merger and any additional plans and agreements requested by BB&T Financial to modify the structure of, or to substitute parties to, the transactions contemplated hereby, provided that such modifications do not adversely affect the economic benefits of such transactions or otherwise abrogate the covenants and other agreements contained in this Agreement.

  c. As promptly as practicable after the date hereof, BB&T Financial and Commerce shall submit applications for prior approval of the transactions contemplated herein to the Federal Reserve Board, the FDIC and the State Board, and/or any other federal, state or local government agency, department or body the approval of which is required for consummation of the Merger and the other transactions contemplated hereby. BB&T Financial promptly shall furnish Commerce with copies after filing of applications with these or any other regulatory agencies filed by BB&T Financial or any BB&T Financial Subsidiary. Commerce and BB&T Financial each represent and warrant to the other that all information concerning it and its directors, officers and shareholders and concerning its subsidiaries included (or submitted for inclusion) in any such application shall be true, correct and complete in all material respects as of the date presented.

4.4 BEST EFFORTS

  BB&T Financial and Commerce shall each use its best efforts in good faith, and each of them shall cause its subsidiaries to use their best efforts in good faith, to (i) furnish such information as may be required in connection with and otherwise cooperate in the preparation and filing of the documents referred to in Sections 4.2 and 4.3 above or elsewhere herein, and (ii) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Merger at the earliest possible date, including, without limitation, (a) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required for consummation of the transactions contemplated hereby, provided that neither Commerce nor the Commerce Subsidiary shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of BB&T Financial, and (b) requesting the delivery of appropriate opinions, consents and letters from its counsel, independent auditors and financial advisors. Neither BB&T Financial nor Commerce shall take, or cause or to the best of its ability permit to be taken, any action that would substantially delay or impair the prospects of completing the Merger pursuant to this Agreement and the Plan of Merger, provided that nothing herein contained shall preclude BB&T Financial from exercising its rights under the Option Agreement.

4.5 CERTAIN ACCOUNTING MATTERS

  Commerce and BB&T Financial shall consult and cooperate with each other concerning such accounting and financial matters as may be necessary or appropriate to facilitate the Merger (taking into account BB&T Financial's policies, practices and procedures), including without limitation issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices.

4.6 INVESTIGATION AND CONFIDENTIALITY

  Commerce will keep BB&T Financial advised of all material developments relevant to its business and to consummation of the Merger, and BB&T Financial will advise Commerce of any material adverse change in its financial condition or operations and all material developments that are likely adversely to affect consummation of the Merger. BB&T Financial and Commerce each may make or cause to be made such investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the transactions contemplated herein, provided, however, that such investigation shall be reasonably related to such transactions and shall not interfere unnecessarily with normal operations. BB&T Financial and Commerce agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. No investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations hereunder of, either party hereto. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors to, maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, said undertaking with respect to confidentiality to survive any termination of this Agreement pursuant to
Section 6.1 hereof. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

4.7 PRESS RELEASES

  BB&T Financial and Commerce shall agree with each other as to the form and substance of any press release related to this Reorganization Agreement and the Plan of Merger or the transactions contemplated hereby and thereby, and consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which its counsel deems necessary.

4.8 FORBEARANCES OF COMMERCE

  Except with the prior written consent of BB&T Financial, which consent shall not be withheld on an arbitrary basis or on a basis inconsistent with BB&T Financial's interests as an acquiror of Commerce, between the date hereof and the Effective Date, Commerce shall not, and shall cause the Commerce Subsidiary not to:

    (a) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, or establish or acquire any new subsidiary or cause or permit any subsidiary to engage in any new activity or expand any existing activities;

    (b) declare, set aside, make or pay any dividend or other distribution in respect of its capital stock that would cause the business combination contemplated hereby not to be accounted for as a pooling of interests, as determined by BB&T Financial;

    (c) issue any shares of its capital stock other than pursuant to the Option Agreement, the Commerce Stock Option Plans, the Convertible Notes or the Commerce Dividend Reinvestment and Stock Purchase Plan;

    (d) issue, grant or authorize any Rights other than pursuant to the Option Agreement or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization;

    (e) amend its articles of incorporation or by-laws; impose, or suffer the imposition, on any share of stock held by Commerce in any Commerce Subsidiary of any material lien, charge or encumbrance or permit any such lien to exist; or waive or release any material right or cancel or compromise any material debt or claim other than in the ordinary course of business;

    (f) merge with any other corporation or bank or permit any other corporation, savings institution or bank to merge into it or consolidate with any other corporation, savings institution or bank; acquire control over any other firm, bank, corporation, savings institution or organization; or liquidate, sell or otherwise dispose of any assets or acquire any assets, other than in the ordinary course of its business;

    (g) fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business except where Commerce [or any Commerce Subsidiary] is in good faith contesting the validity of any of the foregoing;

    (h) increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in a manner and amount consistent with past practice;

    (i) enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees; provided, however, that this subparagraph shall not prevent renewals of any of the foregoing consistent with past practice;

    (j) solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, Commerce or any business combination with Commerce other than as contemplated by this Agreement (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of Commerce's Board of Directors to its shareholders); or authorize any officer, director, agent or affiliate of it to do any of the above; or fail to notify BB&T Financial immediately if any such inquiries or proposals are received by, any such information is required from, or any such negotiations or discussions are sought to be initiated with, Commerce;

    (k) enter into (i) any material agreement, arrangement or commitment not made in the ordinary course of business, including, without limitation, agreements or memoranda of understanding with regulatory authorities, (ii) any agreement, indenture or other instrument not made in the ordinary course of business relating to the borrowing of money by Commerce or the Commerce Subsidiary or guarantee by Commerce or the Commerce Subsidiary of any such obligation, (iii) any agreement, arrangement or commitment not cancellable by Commerce without penalty or cost within 30 days after the Effective Date relating to the employment or severance of a consultant or the employment, severance, election or retention in office of any present or former director, officer or employee (this clause shall not apply to the normal election of directors by shareholders and the election of officers by directors not pursuant to a specific agreement, arrangement or commitment not Previously Disclosed); or (iv) any contract, agreement or understanding with a labor union;

    (l) change its lending, investment or asset liability management policies in any material respect or materially change the mix (by type of security) and average maturity of the securities portfolio, except as may be required by applicable law, regulation, or directives, and except that after approval of the Plan of Merger by its shareholders Commerce shall cooperate in good faith with BB&T Financial to adopt policies, practices and procedures consistent with those utilized by BB&T Financial, effective on or before the Closing Date;

    (m) change its methods of accounting in effect at December 31, 1993, except as required by changes in generally accepted accounting principles concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1993, except as required by changes in law or regulation; or

    (n) agree to do any of the foregoing.

4.9 PLAN OF MERGER; RESERVATION OF SHARES

  a. On the Effective Date, the Merger shall be effected in accordance with the Plan of Merger attached hereto as Annex A. In this connection, BB&T Financial undertakes and agrees (i) to adopt and to cause BB&T Financial-Va and BB&T-VA to adopt the Plan of Merger; (ii) to vote the shares of BB&T Financial-Va and BB&T-VA Common Stock for approval of the Plan of Merger; and (iii) to pay or cause to be paid when due the number of shares of BB&T Financial Common Stock to be distributed pursuant to Article V of the Plan of Merger and any cash required to be paid for fractional shares pursuant to Article V, Paragraph 7 of the Plan of Merger.

  b. BB&T Financial shall reserve for issuance such number of shares of BB&T Financial Common Stock as shall be necessary to pay the consideration to be distributed to Commerce's stockholders as contemplated in Article V, Paragraph 1 of the Plan of Merger. If at any time the aggregate number of shares of BB&T Financial Common Stock remaining unissued (or in treasury) shall not be sufficient to effect the Merger, BB&T Financial shall take all appropriate action to increase the amount of the authorized BB&T Financial Common Stock.

4.10 EMPLOYMENT AGREEMENTS

  BB&T Financial shall enter into employment agreements with those Commerce employees as have been Previously Disclosed on the terms Previously Disclosed.

4.11 CLOSING; ARTICLES OF MERGER

  The transactions contemplated by this Agreement and the Plan of Merger shall be consummated at a closing to be held at the executive offices of BB&T Financial, or such other place as shall be agreed to by BB&T Financial and Commerce, on the first business day following satisfaction of the conditions to consummation of the Merger set forth in Article V hereof, or such later date within 30 days thereafter as may be specified by BB&T Financial, or such later date as the parties may otherwise agree. The Merger shall become effective upon the Effective Date, which shall be the time and date specified in the Articles of Merger evidencing the Merger, as filed with the State Corporation Commission of Virginia.

4.12 AFFILIATES

  Commerce shall identify those persons who may be deemed to be "affiliates" of Commerce within the meaning of Rule 145 promulgated by the Commission under the Securities Act. Commerce shall cause each person so identified to deliver to BB&T Financial at least 30 days prior to the Effective Date a written agreement providing that such person will not dispose of BB&T Financial Common Stock received in the Merger except in compliance with the Securities Act and the rules and regulations promulgated thereunder and except as consistent with qualifying the transactions contemplated hereby for pooling of interests accounting treatment.

4.13 DIRECTORS AND OFFICERS INSURANCE.

  a. Following the Effective Date, each director and officer of Commerce who is currently entitled to indemnification pursuant to Virginia law shall be indemnified, in accordance with BB&T Financial's bylaw provisions, to the maximum extent permitted under North Carolina and federal law, if applicable.

  b. BB&T Financial agrees to purchase and to keep in force directors' and officers' liability insurance to provide coverage for actions or omissions by directors and officers of Commerce for claims made for the period commencing with and after the Effective Date; provided, however, that such insurance will be provided only if, and to the extent that, any similarly situated officer or director of BB&T Financial is insured from time to time.

  c. From and after the Effective Date, BB&T Financial agrees to indemnify and hold harmless each present and former director and officer of Commerce (the "Indemnified Parties"), against any and all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any and all claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, whether asserted or claimed prior to, at or after the Effective

Date, to the fullest extent permitted by applicable law (and also advance expenses incurred to the fullest extent permitted by applicable law), provided, however, that BB&T Financial will not indemnify any person against liability or litigation expense such person may incur on account of activities that were at the time taken known or believed by such person to be clearly in conflict with the best interest of BB&T Financial or Commerce or, with respect to any criminal action or proceeding, activities that the person had reasonable cause to believe were unlawful.

  d. Any Indemnified Party wishing to claim indemnification under Section 4.13(c), upon learning of any such claim, action, suit, proceeding or investigation, shall within forty-five (45) days upon learning of such claim, action, suit, proceeding or investigation, notify BB&T Financial thereof, but the failure to so notify shall not relieve BB&T Financial of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) BB&T Financial shall have the right to assume the defense thereof and BB&T Financial shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BB&T Financial elects not to assume such defense, or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between BB&T Financial and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BB&T Financial shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that BB&T Financial shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and (iii) BB&T Financial shall not be liable for any settlement effected without its prior written consent which shall not be unreasonably withheld; and provided further that BB&T Financial shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. If such indemnity is not available with respect to any Indemnified Party, then the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect the relative benefit received by such Indemnified Party in any transaction which was the subject of, and the relative fault of such Indemnified Party with respect to, such claim, action, suit, proceeding or investigation by the Indemnified Party.

4.14 EMPLOYEES AND EMPLOYEE BENEFIT PLANS

    a. (i) Upon the Effective Date, each person who is an employee of Commerce as of such Effective Date (individually an "Employee") shall automatically become an employee of the Surviving Corporation (as defined in the Plan of Merger), upon substantially the same terms and conditions of employment, including compensation and benefits, and comparable responsibilities that each Employee had on the day before the Effective Date.

  (ii) BB&T Financial will attempt, consistent with achieving the goals identified in Section 4.17(c), to avoid lay-offs of Commerce employees following the Effective Date, and to meet efficiency goals for the Surviving Corporation through attrition and reassignment.

  b. Each Employee shall be eligible to receive group hospitalization, medical, life, disability and other benefits comparable to those provided to the present employees of BB&T Financial without the imposition of any waiting period or limitation on pre-existing conditions; provided, however, such benefits shall not in the aggregate to all Employees as a group be less in amount or value than those presently provided by Commerce.

  c. Commerce shall cause its 401(k) plan to be merged with the 401(k) plans maintained by BB&T Financial and the BB&T Financial Subsidiaries or be terminated following the Merger. The parties shall reach agreement as to the appropriate method of accomplishing this result (either termination or merger) as soon as practicable. If the Commerce plan is terminated, the rights and interests of the employees of Commerce in such plan shall become fully vested, with each participating Employee having the right or option either to receive the benefits to which they are entitled as a result of the termination of the plan or to have such benefits "rolled" into the 401(k) Plan maintained by BB&T Financial and the BB&T Financial Subsidiaries for the benefit of their employees, and on the same basis and applying the same eligibility standards as would apply to employees of BB&T Financial and the BB&T Financial Subsidiaries. Following the Merger, the Employees of Commerce shall be entitled to participate, to the same extent and on the same terms as the employees of BB&T Financial, in any retirement, pension or similar plans in effect for the benefit of the employees of BB&T Financial (other than any employee stock ownership plan established for the benefit of certain of BB&T Financial's employees) which when considered as a whole for all Employees considered as a group shall be no less favorable in the aggregate than the benefits currently provided to the Employees of Commerce. Notwithstanding the foregoing, the parties shall use their best efforts to work out an arrangement with applicable law pursuant to which the amount that any Employee is entitled to receive under the BB&T Financial pension plan shall be offset by the amount such Employee is entitled to receive under the Commerce Supplemental Retirement Plan ("SRP") so that the retirement benefits any Employee is entitled to receive after the Merger shall not exceed the retirement benefits such Employee would be entitled to receive under the BB&T Financial pension plan or the SRP, whichever is greater, and such arrangement will not consider employees' contributions to the SRP made by Commerce in lieu of salary increases for 1994.

  d. For purposes of participating in all plans and benefits of BB&T Financial, such Employees shall receive credit for their period of service to Commerce for participation and vesting purposes only.

  e. To the extent that this Section 4.14 contemplates or requires the taking of action or forbearance by any subsidiary of BB&T Financial, BB&T Financial shall cause such subsidiary to take such action or to so forbear.

4.15 FORBEARANCES OF BB&T FINANCIAL

  Except with the prior written consent of Commerce, which consent shall not be arbitrarily or unreasonably withheld, between the date hereof and the Effective Date, neither BB&T Financial nor any BB&T Financial Subsidiary shall:

    a. exercise the Option Agreement other than in accordance with its terms, or dispose of the shares of Commerce Common Stock issuable upon exercise of the option rights conferred thereby other than as permitted or contemplated by the terms thereof;

    b. enter into a merger or other business combination transaction with any other corporation or person in which BB&T Financial would not be the surviving or continuing entity after the consummation thereof;

    c. sell or lease all or substantially all of the assets and business of BB&T Financial; or

    d. declare an extraordinary or special dividend or distribution on its common stock in an amount equal to more than 10% of BB&T Financial's stockholders' equity as reflected on the Financial Statements of BB&T Financial as of the three months ended prior to such payment.

4.16 MEMBERSHIP ON THE BOARD OF DIRECTORS

  a. Upon consummation of the Merger, all of the members of the Board of Directors of Commerce will become directors of the Surviving Corporation.

  b. Upon consummation of the Merger, BB&T Financial shall cause seven of the present members of the Board of Directors of Commerce, to be named by the Chief Executive Officer of Commerce, and three other persons to become members of the Board of Directors of BB&T Financial-Va. J. Allan Lindauer will become the Chairman of the Board of BB&T Financial-Va.

  c. Upon consummation of the Merger, BB&T Financial shall cause three members of the Board of Directors of Commerce, designated by the Board of Directors of Commerce immediately prior to the Merger, to become members of the Board of Directors of BB&T Financial.

4.17 OPERATION OF COMMERCE

  a. Unless the Board of Directors of BB&T Financial-Va votes otherwise, the Surviving Corporation in the Merger will be named Commerce Bank for not less than three years after the Effective Date. Unless the Board of Directors of BB&T Financial-Va votes otherwise, the principal executive office of BB&T Financial-Va will be located in the Hampton Roads area of Virginia.

  b. BB&T Financial will make a reasonable effort to locate facilities and expand employment opportunities in Commerce's current market area when doing so would not impose an economic or operational burden on BB&T Financial.

  c. The Board of Directors of the Surviving Corporation will cause the Surviving Corporation after the Effective Date to reduce its non-interest expenses by at least 20% from the level of non-interest expenses as reported for the year ended December 31, 1993 in Commerce's Financial Statements within three years from the Closing Date.

  d. Commerce may make charitable and civic contributions, consistent with its philosophy in making charitable or civic contributions, in the communities served by Commerce in amounts of at least $500,000 over a period of five years from the Closing Date.

                                   ARTICLE V

                             CONDITIONS PRECEDENT

5.1 CONDITIONS PRECEDENT--BB&T FINANCIAL AND COMMERCE

  The respective obligations of BB&T Financial and Commerce to effect the transactions contemplated by this Agreement shall be subject to satisfaction or waiver of the following conditions at or prior to the Effective Date:

    (a) All corporate action necessary to authorize the execution, delivery and performance of this Reorganization Agreement and the Option Agreement and consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken, including without limitation the approval of the shareholders of Commerce;

    (b) The Registration Statement (including any post-effective amendments thereto) shall be effective under the Securities Act, and BB&T Financial and Commerce shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary and no proceedings shall be pending or to the knowledge of BB&T Financial threatened by the Commission or any state "Blue Sky" securities administration to suspend the effectiveness of such Registration Statement; and the BB&T Financial Common Stock to be issued as contemplated in the Plan of Merger shall have either been registered or be subject to exemption from registration under applicable state securities laws;

    (c) Neither BB&T Financial, any BB&T Financial Subsidiary, Commerce nor the Commerce Subsidiary shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated by this Reorganization Agreement; and

    (d) Commerce and BB&T Financial shall have received an opinion of BB&T Financial's counsel or tax advisor in form and substance satisfactory to Commerce and BB&T Financial substantially to the effect that the Merger will constitute one or more reorganizations under Section 368 of the Code and that the shareholders of Commerce will not recognize any gain or loss to the extent that such shareholders exchange shares of Commerce Common Stock for shares of BB&T Financial Common Stock.

5.2 CONDITIONS PRECEDENT -- COMMERCE

  The obligations of Commerce to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Date unless waived by Commerce pursuant to Section 6.4 hereof:

  (a) The representations and warranties of BB&T Financial set forth in
Article III hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Reorganization Agreement or consented to in writing by Commerce (which consent may not be unreasonably withheld);

  (b) BB&T Financial shall have in all material respects performed all material obligations and complied with all material covenants required by this Agreement;

  (c) BB&T Financial shall have delivered to Commerce a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.2(a), 5.2(c) and 5.2(f), to the extent applicable to BB&T Financial, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of his knowledge, threatened that reasonably may be expected to have a material adverse effect on BB&T Financial or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (d) Commerce shall have received such opinions of the General Counsel to BB&T Financial as to matters of North Carolina law, and other counsel as to matters of federal law, as it shall reasonably request;

    (e) All approvals of the transactions contemplated herein from the Federal Reserve Board, the FDIC, the State Board and any other state or federal government agency, department or body, the approval of which is required for the consummation of the Merger, shall have been received and all waiting periods with respect to such approvals shall have expired; and

    (f) Commerce shall not have reasonably determined in good faith that there has been a material adverse change in the condition, operations or prospects of BB&T Financial since December 31, 1993, provided that if the impact of SFAS 115 is less than 15% of total equity on the most recent month end balance sheet date prior to the Closing Date, such impact shall be excluded in determining whether a material adverse change has occurred, but if such impact is 15% or more of total equity, such impact may be taken into account in determining whether a material adverse change has occurred.

5.3 CONDITIONS PRECEDENT--BB&T FINANCIAL

  The obligations of BB&T Financial to effect the transactions contemplated by this Agreement shall be subject to satisfaction of the following additional conditions at or prior to the Effective Date, unless waived by BB&T Financial pursuant to Section 6.4 hereof:

    (a) The representations and warranties of Commerce set forth in Article II hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by BB&T Financial (which consent may not be unreasonably withheld);

    (b) The parties hereto shall have received all regulatory approvals required in connection with the transactions contemplated by this Reorganization Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approval shall have imposed any condition or requirement which, in the reasonable opinion of the Board of Directors of BB&T Financial, would so materially adversely affect the business or economic benefits of the transactions contemplated by this Agreement as to render consummation of such transactions inadvisable or unduly burdensome;

    (c) Commerce shall have in all material respects performed all material obligations and complied with all material covenants required by this Agreement;

    (d) Commerce shall have delivered to BB&T Financial a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.3(a), 5.3(b) and 5.3(c), to the extent applicable to Commerce, have been satisfied and that there are no actions, suits, claims, governmental investigations or procedures instituted, pending or, to the best of his knowledge, threatened that reasonably may be expected to have a Material Adverse Effect on Commerce or that present a claim to restrain or prohibit the transactions contemplated herein or in the Plan of Merger;

    (e) BB&T Financial shall have received such opinions of counsel as it shall reasonably request;

    (f) BB&T Financial shall not have reasonably determined in good faith that there has been a material adverse change in the condition, operations or prospects of Commerce since December 31, 1993, provided that if the impact of SFAS 115 is less than 15% of total equity on the most recent month end balance sheet date prior to the Closing Date, such impact shall be excluded in determining whether a material adverse change has occurred, but if such impact is 15% or more of total equity, such impact may be taken into account in determining whether a material adverse change has occurred.

    (g) BB&T Financial shall have received the written agreements from affiliates as specified in Section 4.12 hereof; and

    (h) BB&T Financial shall have determined that the transactions contemplated herein qualify for accounting treatment as a pooling of interests.

                                   ARTICLE VI

                       TERMINATION, WAIVER AND AMENDMENT

6.1 TERMINATION

  This Agreement may be terminated:

    (a) at any time on or prior to the Effective Date, by the mutual consent in writing of the parties hereto;

    (b) at any time on or prior to the Effective Date, by BB&T Financial in writing if Commerce has, or by Commerce in writing if BB&T Financial has, in any material respect, breached (i) any covenant or undertaking contained herein, in the Plan of Merger, in the Option Agreement, or (ii) any representation or warranty contained herein, which breach has been materially adverse, and, in the case of (i) or (ii), if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Effective Date;

    (c) on the Effective Date, by either party hereto in writing, if any of the conditions precedent to the obligations of such party to consummate the transactions contemplated hereby have not been satisfied or fulfilled;

    (d) at any time, by either party hereto in writing, if any of the applications for prior approval referred to in Section 4.3 hereof are denied, and the time period for appeals and requests for reconsideration has run;

    (e) at any time, by either party hereto in writing, if the shareholders of Commerce do not approve the transactions contemplated herein;

    (f) by either party hereto in writing, if the Effective Date has not occurred by the close of business on June 30, 1995;

    (g) at any time prior to August 24, 1994, by BB&T Financial in writing, if BB&T Financial determines in its sole good faith judgment that the financial condition, business or prospects of Commerce are materially adversely different from what was reasonably expected by BB&T Financial after the performance of its due diligence prior to the execution of this Agreement; provided that BB&T Financial shall inform Commerce upon such termination as to the reasons for BB&T Financial's determination; and, provided further, that this Section 6.1(h) shall not limit in any way the due diligence investigation of Commerce which BB&T Financial may perform or otherwise affect any other rights which BB&T Financial has after the date hereof and after August 24, 1994, under the terms of this Agreement;

    (h) at any time prior to August 24, 1994, by Commerce in writing, if Commerce determines in its sole good faith judgment that the financial condition, business or prospects of BB&T Financial (as such condition, business or prospects may affect the market price of BB&T Financial Common Stock) are materially different from what was reasonably expected by Commerce after the performance of its due diligence prior to the execution of this Agreement; provided that Commerce shall inform BB&T Financial upon such determination as to the reasons for Commerce's determination; and provided, further, that this Section 6.1(i) shall not limit in any way the due diligence investigation of BB&T Financial which Commerce may perform or otherwise affect any other rights which Commerce has after the date hereof and after August 24, 1994, under the terms of this Agreement; and

    (i) at any time, by either party hereto in writing, if such party determines in good faith that any condition precedent to such party's obligations to consummate the Merger is or would be impossible to satisfy, provided that the terminating party has given the other party notice with respect thereto at least ten days prior to such termination and has given the other party a reasonable opportunity to discuss the matter with a view to achieving a mutually acceptable resolution.

6.2 EFFECT OF TERMINATION

  In the event this Agreement or the Plan of Merger is terminated pursuant to
Section 6.1 hereof, both this Agreement and the Plan of Merger shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality and expenses set forth in Sections 4.6 and 7.1, respectively, shall survive any such termination and (ii) a termination pursuant to Section 6.1(b) hereof shall not relieve the breaching party from liability for an uncured breach of the covenant or agreement giving rise to such termination.

6.3 SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

  All representations, warranties and covenants in this Agreement or the Plan of Merger or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to be performed after the Effective Date, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive BB&T Financial or Commerce (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either BB&T Financial or Commerce, the aforesaid representations, warranties and covenants being material inducements to consummation by BB&T Financial and Commerce of the transactions contemplated herein.

6.4 WAIVER

  Except with respect to any required regulatory approval, each party hereto by written instrument signed by an executive officer of such party, may at any time (whether before or after approval of the Agreement and the Plan of Merger by the shareholders of Commerce) extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive (i) any inaccuracies of the other party in the representations or warranties contained in this Agreement, the Plan of Merger or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the other party, or satisfaction of any of the conditions precedent to its obligations, contained herein or in the Plan of Merger, or (iii) the performance by the other party of any of its obligations set out herein or therein; provided that no such waiver or amendment or supplement pursuant to Section 6.5 hereof executed after approval of this Agreement and the Plan of Merger by the shareholders of Commerce shall reduce either the number of shares of BB&T Financial Common Stock into which each share of Commerce Common Stock shall be converted in the Merger or the payment terms for fractional interests.

6.5 AMENDMENT OR SUPPLEMENT

  This Agreement and the Plan of Merger may be amended or supplemented at any time by mutual agreement of BB&T Financial and Commerce subject to the proviso to Section 6.4 hereof. Any such amendment or supplement must be in writing and approved by their respective boards of directors.

                                  ARTICLE VII

                                 MISCELLANEOUS

7.1 EXPENSES

  Each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Reorganization Agreement, including fees and expenses of its own financial consultants, accountants and counsel, except that BB&T Financial and Commerce shall each bear and pay 50 percent for the cost of printing the Proxy Statement. Notwithstanding the foregoing, BB&T Financial shall reimburse Commerce for all reasonable out-of-pocket expenses incurred by Commerce in connection with the transactions contemplated by this Agreement if this Agreement is terminated; provided, however, that BB&T Financial's obligation to reimburse Commerce for such expenses shall not apply if Commerce materially breaches any provision of this Agreement, the Plan of Merger or the Option Agreement.

7.2 ENTIRE AGREEMENT

  This Agreement and the Option Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and thereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein. The terms and conditions of this Agreement and the Option Agreement shall inure to the benefit of and be binding upon the parties hereto and thereto and their respective successors. Nothing in this Agreement or the Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and thereto, and their respective successors, any rights, remedies, obligations or liabilities.

7.3 NO ASSIGNMENT

  Neither of the parties hereto may assign any of its rights or obligations under this Reorganization Agreement to any other person.

7.4 NOTICES

  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as follows:

  If to Commerce:

    Commerce Bank
    5101 Cleveland Street
    Virginia Beach, VA 23462
    Attention: G. Robert Aston, Jr.

  With a required copy to:

    Mays & Valentine
    1111 East Main Street
    Richmond, VA 23208-1122
    Attention: George P. Whitley

  If to BB&T Financial:

    BB&T Financial Corporation
    223 West Nash Street
    Wilson, North Carolina 27893
    Attention: Scott E. Reed

  With a required copy to:

    Arnold & Porter
    777 South Figueroa Street, 44th Floor
    Los Angeles, CA 90017
    Attention: Barbara E. Mathews

7.5 CAPTIONS

  The captions contained in this Reorganization Agreement are for reference purposes only and are not part of this Agreement.

7.6 COUNTERPARTS

  This Reorganization Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.7 GOVERNING LAW

  This Reorganization Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina applicable to agreements made and entirely to be performed within such jurisdiction except to the extent federal law may be applicable.

  In Witness Whereof, the parties hereto, intending to be legally bound hereby, have caused this Reorganization Agreement to be executed in counterparts by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.

Attest                                    BB&T FINANCIAL CORPORATION


         /s/ Jerone C. Herring            By:     /s/ John A. Allison IV
- -------------------------------------        -----------------------------------


(SEAL)

Attest                                    COMMERCE BANK


         /s/ Brenda P. Harper             By:     /s/ G. Robert Aston, Jr.
- -------------------------------------        -----------------------------------

(SEAL)

                               AMENDMENT NO. 1 TO
                      AGREEMENT AND PLAN OF REORGANIZATION

  This Amendment No. 1, dated August 25, 1994, is made to the Agreement and Plan of Reorganization ("Reorganization Agreement"), dated as of June 24, 1994, between COMMERCE BANK ("Commerce"), a bank chartered under the laws of the Commonwealth of Virginia, having its home office at 5101 Cleveland Street, Virginia Beach, Virginia 23462, and BB&T FINANCIAL CORPORATION ("BB&T Financial"), a North Carolina corporation having its home office at 223 West Nash Street, Wilson, North Carolina 27893.

                                   WITNESSETH

  WHEREAS, the parties hereto previously have entered into the Reorganization Agreement;

  WHEREAS, the parties hereto desire to amend the Reorganization Agreement to effect an amendment to the Plan of Merger attached as Annex A to the Reorganization Agreement to provide that BB&T-VA will be a direct subsidiary of BB&T Financial prior to the Effective Date of the Merger, and that immediately after the Effective Date of the Merger, the Surviving Corporation will be a wholly owned subsidiary of BB&T Financial-Va;

  NOW, THEREFORE, in consideration of the premises and of the respective agreements herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

  1. Definitions. Unless otherwise specified herein, capitalized terms used herein and defined in the Reorganization Agreement or the Plan of Merger shall have the same meanings herein as set forth therein.

  2. Amendment of Plan of Merger.

  a. The third recital of the Plan of Merger is amended to read in its entirety as follows:

    WHEREAS, BB&T-VA is a newly formed wholly owned subsidiary of BB&T Financial; and

  b. The following recital is inserted in its entirety between the third and fourth recitals of the Plan of Merger:

    WHEREAS, after the Effective Date (as hereinafter defined), the Surviving Corporation (as hereinafter defined) shall be a wholly owned subsidiary of BB&T Financial Corporation of Virginia, a to be formed Virginia corporation which will be a wholly owned subsidiary of BB&T Financial; and

  3. Savings Clause. In all other respects the Reorganization Agreement and Plan of Merger shall remain in full force and effect.

  4. Counterparts. This Amendment may be executed in any number of counterparts, which taken together shall constitute one and the same document.

  IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Amendment to be executed by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunder duly authorized, all as of the day and year first above written.


Attest                                    BB&T Financial Corporation


________________________________          By __________________________________



(SEAL)
                                          Commerce Bank

Attest



________________________________          By __________________________________

(SEAL)

                                                                     APPENDIX II
                                                                         ANNEX A

                               PLAN OF MERGER OF
                          COMMERCE BANK WITH AND INTO
                        BRANCH BANKING AND TRUST COMPANY
                            OF VIRGINIA ("BB&T-VA")

  Plan of Merger ("Plan of Merger") dated as of June 24, 1994 by and between Commerce Bank ("Commerce"), a Virginia bank having its principal office at 5101 Cleveland Street, Virginia Beach, Virginia 23462, BB&T FINANCIAL CORPORATION ("BB&T Financial"), a North Carolina corporation having its principal office at 223 West Nash Street, Wilson, North Carolina 27893 and Branch Banking and Trust Company of Virginia ("BB&T-VA"), a Virginia bank having its principal office at 5101 Cleveland Street, Virginia Beach, Virginia 23462.

                                   WITNESSETH

  Whereas, Commerce is a bank chartered under the laws of the Commonwealth of Virginia, the authorized capital stock of which consists of 5,000,000 shares of common stock, par value $2.50 per share ("Commerce Common Stock"), of which, on the date hereof, 2,725,163 shares are issued and outstanding; and 1,000,000 shares of preferred stock, $5.00 par value per share, of which no shares are issued or outstanding; and

  Whereas, BB&T Financial is a bank holding company incorporated under the laws of the state of North Carolina, the authorized capital stock of which consists of 100,000,000 shares of common stock, par value $2.50 per share ("BB&T Financial Common Stock"), 32,195,746 of which were issued and outstanding at March 31, 1994, and 4,000,000 shares of preferred stock, par value $2.50 per share, none of which are issued or outstanding; and

  Whereas, BB&T-VA is a newly formed wholly owned subsidiary of BB&T Financial Corporation of Virginia, a Virginia corporation and wholly owned subsidiary of BB&T Financial;

  Whereas, the respective Boards of Directors of Commerce and BB&T Financial deem the merger of BB&T-VA with and into Commerce, under and pursuant to the terms and conditions herein set forth or referred to, desirable and in the best interests of the respective corporations and their respective shareholders, and the respective Boards of Directors of Commerce and BB&T Financial have adopted resolutions approving this Plan of Merger and, in the case of BB&T Financial and Commerce, an Agreement and Plan of Reorganization dated as of June 24, 1994 ("Reorganization Agreement"); and

  Whereas, the Board of Directors of Commerce has directed that this Plan of Merger and the Reorganization Agreement be submitted to its shareholders for approval;

  Now, Therefore, in consideration of the premises and of the mutual agreements herein contained, the parties hereto do hereby agree that the Plan of Merger shall be as follows:

                                   ARTICLE I

                    MERGER AND NAME OF SURVIVING CORPORATION

  Subject to the terms and conditions of this Plan of Merger, on the Effective Date (as hereinafter defined), BB&T-VA shall be merged with and into Commerce pursuant to the provisions of, and with the effect provided in, Article 12 of the Virginia Stock Corporation Act ("VASCA") (said transaction being hereinafter referred to as the "Merger"). On the Effective Date, the separate existence of BB&T-VA shall cease and Commerce, as the surviving corporation, shall continue unaffected and unimpaired by the Merger (Commerce as existing on and after the Effective Date being hereinafter sometimes referred to as the "Surviving Corporation"). The name of the Surviving Corporation shall remain "Commerce Bank."

                                  ARTICLE II

                     ARTICLES OF INCORPORATION AND BY-LAWS

  The Articles of Incorporation and the By-laws of Commerce in effect immediately prior to the Effective Date shall be the Articles of Incorporation and the By-laws of the Surviving Corporation, in each case until amended in accordance with applicable law.

                                  ARTICLE III

                              BOARD OF DIRECTORS

  On the Effective Date, the Board of Directors of the Surviving Corporation shall consist of the following persons:

            -------------------------     -------------------------
            -------------------------     -------------------------
            -------------------------     -------------------------
            -------------------------     -------------------------
            -------------------------     -------------------------

                                  ARTICLE IV

                                    CAPITAL

  Each share of capital stock of BB&T-VA issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, continue to be issued and outstanding, and shall be an identical outstanding share of the Surviving Corporation.

                                   ARTICLE V

               CONVERSION AND EXCHANGE OF COMMERCE COMMON STOCK;
                          FRACTIONAL SHARE INTERESTS

  1. On the Effective Date, except as provided in paragraphs 3, 6 and 7 of this Article, each share of Commerce Common Stock outstanding immediately prior to the Effective Date shall by virtue of the Merger be converted into and exchanged for 1.305 shares of BB&T Financial Common Stock (the "Exchange Ratio").

  In the event that BB&T Financial shall have a record date between June 24, 1994 and the Effective Date for a special distribution to stockholders, a stock split, stock dividend or similar change in capitalization, an equitable and appropriate adjustment shall be made to the Exchange Ratio to reflect the effect of such distribution or change.

  2. The "BB&T Financial Average Closing Price," as used herein, shall refer to the average of the reported closing price of BB&T Financial Common Stock on the Nasdaq/National Market System on the ten trading days ("Computation Days") ending on the tenth business day prior to the Effective Date.

  3. On the Effective Date, all shares of Commerce Common Stock owned beneficially by Commerce or any subsidiary of Commerce other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of Commerce Common Stock owned by BB&T Financial or owned beneficially by any subsidiary of BB&T Financial other than in a fiduciary capacity or in connection with a debt previously contracted shall be cancelled and no cash, stock or other property shall be delivered in exchange therefor.

  4. On and after the Effective Date, each holder of a certificate or certificates theretofore representing outstanding shares of Commerce Common Stock (any such certificate being hereinafter referred to as a "Certificate") may surrender the same to BB&T Financial or its agent for cancellation and each such holder shall be entitled upon such surrender to receive in exchange therefor certificate(s) representing the number of whole shares of BB&T Financial Common Stock to which such holder is entitled as provided herein and a check in an amount equal to the amount of cash, without interest, to which such holder is entitled for any fraction of share under paragraph 7 of this Article. Until so surrendered, each Certificate shall be deemed for all purposes to evidence ownership of the number of shares of BB&T Financial Common Stock into which the shares represented by such Certificates have been changed or converted as aforesaid. No dividend or other distribution payable with respect to the shares of BB&T Financial Common Stock shall be paid to an entitled former shareholder of Commerce until such shareholder surrenders his Certificate or Certificates representing Commerce Common Stock for exchange as provided in this paragraph 4. Certificates surrendered for exchange by any person constituting an "affiliate" of Commerce for purposes of Rule 145(c) under the Securities Act of 1933, as amended, shall not be exchanged for certificates representing whole shares of BB&T Financial Common Stock until BB&T Financial has received from such person the written agreement contemplated by Section 4.12 of the Reorganization Agreement.

  5. Upon the Effective Date, the stock transfer books of Commerce shall be closed and no transfer of Commerce Common Stock by such holder shall thereafter be made or recognized.

  6. In the event that prior to the Effective Date the outstanding shares of Commerce Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split, or other like change in capitalization, all without BB&T Financial receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of BB&T Financial Common Stock to be thereafter delivered pursuant to this Plan of Merger and the Reorganization Agreement.

  7. Notwithstanding any other provision hereof, each holder of shares of Commerce Common Stock who would otherwise have been entitled to receive a fraction of a share of BB&T Financial Common Stock shall receive, in lieu thereof, cash in an amount equal to such fractional part of a share of BB&T Financial Common Stock multiplied by the BB&T Financial Average Closing Price. No such holder shall be entitled to dividends, voting rights or any other shareholder right in respect of any fractional share. All fractional share interests of each holder shall be aggregated, and no such holder shall receive a cash payment equal to, or greater than, the BB&T Financial Average Closing Price.

  8. Any other provision in this Plan of Merger or the Reorganization Agreement notwithstanding, no party hereto or agent thereof shall be liable to a holder of Commerce Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

  9. On the Effective Date, BB&T Financial and the Surviving Corporation shall, by Supplemental Indenture, assume all of the obligations of Commerce under the outstanding 10% Convertible Subordinated Capital Notes Due 2002 ("Capital Notes"), issued by Commerce pursuant to the Indenture dated as of September 13, 1990, between Commerce and NationsBank of Virginia, N.A., as Trustee ("Indenture"), and take all action necessary to provide for the issuance of BB&T Financial Common Stock upon conversion of the Capital Notes, so that, on and after the Effective Date, each holder of a Capital Note shall have the right, during the period such Capital Note is convertible, to convert such Capital Note only into shares of BB&T Financial Common Stock at a conversion rate of 1.305 shares of BB&T Financial Common Stock for each share of Commerce Common Stock into which such Capital Notes might have been converted immediately prior to the Effective Date, subject to payment of cash in lieu of fractional shares and to further adjustment in accordance with Article 12 of the Indenture.

  10. On the Effective Date, Commerce's obligations under its 1985 Stock Option Plan and its 1993 Incentive Stock Plan (together, "Stock Option Plans") shall be assumed by BB&T Financial and each stock option outstanding ("Commerce Options") under Commerce's Stock Option Plans (except as provided in Paragraph 7 of this Article) shall be converted and exchanged, without any action on the part of the holders thereof, into options to acquire, upon payment of the adjusted exercise price (which shall equal the exercise price per share for the Commerce Options immediately prior to the Merger, divided by the Exchange Ratio), the number of shares of BB&T Financial Common Stock ("BB&T Option") the option holder would have received pursuant to the Merger if he or she had exercised his or her Commerce options immediately prior thereto; provided, however, that in respect of any stock option which is an "incentive stock option" within the meaning of Section 422A of the Internal Revenue Code of 1954, as amended ("Code"), the conversion hereinabove provided for shall comply with the requirements of Section 425(a) of the Code, including the requirement that such converted options shall not give to the holder thereof any benefits additional to those which such holder had prior to such conversion under the option as originally granted.

                                   ARTICLE VI

                          EFFECTIVE DATE OF THE MERGER

  Articles of Merger evidencing the transactions contemplated herein shall be delivered for filing to the State Corporation Commission of Virginia as provided in Section 13.1-720 of Article 12 of the VASCA. The Merger shall be effective at the time and on the date specified in such Articles of Merger (such date and time being herein referred to as the "Effective Date").

                                  ARTICLE VII

                               FURTHER ASSURANCES

  If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Corporation title to any property or rights of Commerce, or otherwise carry out the provisions hereof, the proper officers and directors of Commerce, as of the Effective Date, and thereafter the officers of the Surviving Corporation, acting on behalf of Commerce, shall execute and deliver any and all property or assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Corporation and otherwise carry out the provisions hereof.

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

  The obligations of BB&T Financial, BB&T-VA and Commerce to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Reorganization Agreement.

                                   ARTICLE IX

                          ABANDONMENT AND TERMINATION

  Anything contained in this Plan of Merger to the contrary notwithstanding, and notwithstanding adoption hereof by the shareholders of Commerce, this Plan of Merger may be terminated and the Merger abandoned as provided in the Reorganization Agreement.

                                   ARTICLE X

                                 MISCELLANEOUS

  1. This Plan of Merger may be amended or supplemented at any time by mutual agreement of BB&T Financial, BB&T-VA and Commerce. Any such amendment or supplement must be in writing and approved by their respective Boards of Directors and shall be subject to the proviso in Section 6.5 of the Reorganization Agreement.

  2. Any notice or other communication required or permitted under this Plan of Merger shall be given, and shall be effective, in accordance with the provisions of the Reorganization Agreement.

  3. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan of Merger.

  4. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia applicable to agreements made and entirely to Commonwealth be performed in such jurisdiction, except to the extent federal law may be applicable.

                                                                    APPENDIX III

  THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO CERTAIN RESTRICTIONS CONTAINED HEREIN.

                                OPTION AGREEMENT

  This Agreement dated as of June 24, 1994, between BB&T Financial Corporation, a North Carolina corporation ("BB&T Financial"), and Commerce Bank, a bank chartered under the laws of the Commonwealth of Virginia ("Commerce").

                                  WITNESSETH:

  Whereas, the Boards of Directors of BB&T Financial and Commerce have approved an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of June 24, 1994 between BB&T Financial and Commerce, providing for the merger of Commerce with and into an indirect subsidiary of BB&T Financial (the "Merger"), which Reorganization Agreement has been executed by the parties immediately prior to this Agreement;

  Whereas, as a condition to BB&T Financial's entry into the Reorganization Agreement and in consideration of such entry, Commerce has agreed to grant to BB&T Financial the option set forth herein;

  Now, Therefore, in consideration of the premises herein contained, the parties agree as follows:

  1. Definitions. Capitalized terms defined in the Reorganization Agreement and used herein shall have the same meanings as in the Reorganization Agreement.

  2. Grant of Option. Commerce hereby grants to BB&T Financial an option (the "Option") to purchase up to 540,000 shares of authorized but unissued shares of Commerce Common Stock at a price of $31.50 per share (the "Exercise Price") payable in cash as provided in Section 4 hereof; provided, however, that such number of shares shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding Commerce Common Stock, before giving effect to the exercise of the Option. The number of shares of Commerce Common Stock that may be received upon the exercise of the Option are subject to adjustment as set forth herein.

  3. Exercise of Option. (a) Subject to compliance with applicable law and regulation, BB&T Financial may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

  (b) Commerce shall notify BB&T Financial promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

  (c) In the event BB&T Financial wishes to exercise the Option, it shall send to Commerce a written notice (an "Exercise Notice," the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares BB&T Financial will purchase, pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 20 business days from the Notice Date for the closing of such purchase with respect to such exercise (the "Option Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, BB&T Financial, and/or if required by applicable law, Commerce, shall promptly file the required notice or

                                     III-1
application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which the last required notification period has expired or been terminated or such approvals have been obtained and any requisite waiting periods shall have passed.

  (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of:

    (i) the Effective Date of the Merger;

    (ii) the date on which the Reorganization Agreement is terminated, other than a termination based upon, following or in connection with either (A) a material breach by Commerce of a Specified Covenant (as hereinafter defined) or (B) the failure of Commerce to obtain shareholder approval of the transactions contemplated by the Reorganization Agreement by the vote required under applicable law, in the case that either (A) or (B) follow the occurrence of a Purchase Event; or

    (iii) 18 months after the Reorganization Agreement is terminated based upon a material breach by Commerce of a Specified Covenant or the failure of Commerce to obtain shareholder approval of the transactions contemplated by the Reorganization Agreement by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

  (e) Notwithstanding the foregoing, if BB&T Financial provides Commerce with an Exercise Notice relating to all or part of such Option, and Commerce tenders performance of its obligations hereunder on the Option Closing Date specified herein but BB&T Financial fails to tender performance of its obligations hereunder on such Option Closing Date, then the Option shall expire and terminate effective at 5:00 p.m., Eastern time on such Option Closing Date.

  (f)(i) As used herein, "Purchase Event" shall mean when:

    (A) Commerce shall have entered into an agreement with a person (other than BB&T Financial or its affiliates) to: (a) acquire, merge or consolidate with, or enter into any similar transaction with Commerce, (b) purchase, lease or otherwise acquire all or substantially all of the assets of Commerce, or (c) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing more than 10 percent of the voting power of Commerce or any of its subsidiaries; or

    (B) any person shall have acquired beneficial ownership of more than 10 percent of the outstanding shares of Commerce Common Stock; or any person shall have merged, consolidated with or consummated a similar transaction with Commerce or any person shall have purchased, leased or otherwise acquired all or substantially all of Commerce's assets; or

    (C) a bona fide proposal is made by any person (other than BB&T Financial or its affiliates) by public announcement or written communication that is or becomes the subject of public disclosure, or in an application to any federal or state regulatory authority, to (a) acquire, merge or consolidate with, or enter into any similar transaction with Commerce, (b) purchase, lease or otherwise acquire all or substantially all the of the assets of Commerce, or (c) purchase or otherwise acquire (including by way of merger, consolidation, share exchange, tender or exchange offer or any similar transaction) securities representing more than 25 percent of the voting power of Commerce;

    (ii) A "Specified Covenant" shall mean any of Commerce's covenants or agreements provided in the Reorganization Agreement.

    (iii) The term "person" shall have the meaning specified in Section 3(a)(9), and "beneficial ownership" shall have the meaning specified under
  Section 13(d)(3), of the Exchange Act.

  4. Payment and Delivery of Certificates. (a) At the closing referred to in
Section 3 hereof, BB&T Financial shall pay to Commerce the aggregate purchase price for the shares purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a financial institution designated by Commerce.

                                     III-2

  (b) At any closing relating to an exercise of the Option, simultaneously with the delivery of cash by BB&T Financial as provided in subsection (a) with respect to the Option, Commerce shall deliver to BB&T Financial a certificate or certificates representing the number of shares purchased by BB&T Financial, and BB&T Financial shall deliver to Commerce a letter agreeing that BB&T Financial will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

  5. Representations. Commerce hereby represents and warrants to, and covenants with, BB&T Financial as follows:

    (a) Commerce has taken all necessary corporate action to authorize and reserve for issuance the full number of shares of Commerce Common Stock issuable upon exercise of the Option, and shall continue to reserve such shares until this Agreement is terminated as provided herein.

    (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

  6. Adjustment upon Changes in Capitalization. In the event of any change in Commerce Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the number of shares subject to the Option and its purchase price per share shall be adjusted appropriately so that the economic value of the Option is unaltered. In the event that any shares of Common Stock of Commerce are issued after the date of this Agreement other than in a transaction described in the first sentence of this Section 6 or pursuant to the exercise of the Option, the number of shares subject to the Option shall be adjusted so that, immediately after such issuance, the number of shares (together with the number of shares previously issued under the Option) equals 19.9 percent (subject to reduction as provided in Section 2 hereof) of the sum of (a) the then-outstanding shares of Commerce Common Stock plus (b) the number of shares subject to the Option after the adjustment provided in this sentence. Nothing contained in this Section 6 shall be deemed to authorize Commerce to breach any provision of the Reorganization Agreement or the Plan of Merger.

  7. Severability. If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire the full number of shares of Commerce Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Commerce to allow the holder to acquire such lesser number of shares as may be permissible, without any amendment or modification hereof.

  8. Miscellaneous.

    (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

    (b) Entire Agreement. Except as otherwise expressly provided herein, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

                                     III-3

    (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement to any other person, without the express written consent of the other party, except that BB&T Financial may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly owned subsidiaries and BB&T Financial may assign in whole or in part the Option and other benefits and obligations hereunder without limitation if a Purchase Event has occurred and BB&T Financial shall have delivered to Commerce a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to Commerce, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, BB&T Financial shall give written notice of the proposed assignment to Commerce, and within 24 hours of receipt of such notice of a bona fide proposed assignment, Commerce may purchase the Option at a price and on other terms at least as favorable to BB&T Financial as that set forth in the notice of assignment.

    (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by Federal Express, Express Mail, another service which provides overnight delivery, telegram or telex or other facsimile transmission addressed as follows:

    If to Commerce:

      Commerce Bank
      5101 Cleveland Street
      Virginia Beach, VA 23462
      Attention: G. Robert Aston, Jr.

    With a required copy to:

      Mays & Valentine
      1111 East Main Street
      Richmond, VA 23208-1122
      Attention: George P. Whitley

    If to BB&T:

      BB&T Financial Corporation
      223 West Nash Street
      Wilson, North Carolina 27893
      Attention: Scott E. Reed
      Facsimile: (919) 399-4418

    With a required copy to:

      Arnold & Porter
      777 South Figueroa Street, 44th Floor
      Los Angeles, CA 90017
      Attention: Barbara E. Mathews
      Facsimile: (213) 243-4153

    Any notice hereunder shall be deemed delivered when received at the address of such party set forth above (or to such other address as such party hereto shall advise the other in writing).

    (e) Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                                     III-4

    (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Agreement by Commerce and that this Agreement may be enforced by BB&T Financial through injunctive or other equitable relief.

    (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to principles of conflicts of laws thereof.

  In Witness Whereof, each of the parties hereto has executed this Agreement as of the day and year first written above.

                                          BB&T FINANCIAL CORPORATION


                                            By:    /s/ John A. Allison IV
                                               -------------------------------



                                            Title:  Chairman and Chief Executive
                                                    Officer
                                                  ------------------------------

                                          COMMERCE BANK


                                            By:    /s/ G. Robert Aston, Jr.
                                               -------------------------------

                                            Title:    President and CEO
                                                  ----------------------------

                                     III-5

                                                                     APPENDIX IV

                             ALEX. BROWN LETTERHEAD

                                        , 1994

The Board of Directors
Commerce Bank
5101 Cleveland Street
Virginia Beach, Virginia 23462

Dear Sirs:

  You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of the common stock, par value $2.50 per share (the "Shares"), of Commerce Bank (the "Company") pursuant to an Agreement and Plan of Reorganization and a related Plan of Merger (collectively, the "Acquisition Agreement"), and other related documents, dated as of June 24, 1994, entered into by and between the Company and BB&T Financial Corporation ("BB&T"), providing for the merger of the Company with and into Branch Banking & Trust Company of Virginia, a wholly owned subsidiary of BB&T Financial Corporation of Virginia (the "Merger"). The Acquisition Agreement provides, among other things, for each share of the Company's Shares to be converted in the Merger into 1.305 (the "Exchange Ratio") shares of BB&T Common Stock.

  Alex. Brown & Sons Incorporated, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of the Company in connection with the transactions described above and will receive a fee for our services which is contingent upon the consummation of the transaction contemplated by the Agreement. Alex. Brown & Sons has, from time to time, provided financial advice to the Company, and has most recently acted as financial advisor to the Company in connection with the Preferred Stock Purchase Agreement with BB&T dated April 21, 1994. Alex. Brown & Sons Incorporated regularly publishes research reports regarding the financial services industry and the businesses and securities of publicly owned companies in that industry.

  In connection with this opinion, we have reviewed certain publicly available financial information concerning the Company and BB&T and certain internal financial analyses and other information furnished to us by the Company and BB&T. We have also held discussions with members of the senior management of the Company and BB&T regarding the business and prospects of their respective financial institutions. In addition, we have (i) reviewed the reported price and trading activity for the Shares and BB&T Common Stock, (ii) compared certain financial and stock market information for the Company and BB&T, respectively, with similar information for certain comparable companies whose securities are publicly traded, (iii) reviewed the Agreement and related documents, (iv) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (v) reviewed the potential pro forma impact of the Merger on BB&T's financial condition, operating results and per share figures and (vi) performed such other studies and analyses and considered such other factors as we deemed appropriate.

  We have not independently verified the information above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of the Company and BB&T, we have assumed that such information reflects the best currently available estimates and judgments of the respective managements of the Company and BB&T as to the likely future financial performance of the Company and BB&T. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities of the Company or BB&T, nor have we been furnished with any such evaluation or appraisal. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

  Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Exchange Ratio pursuant to the Acquisition Agreement is fair, from a financial point of view, to the holders of Shares.

                                          Very truly yours,

                                          ALEX. BROWN & SONS INCORPORATED


                                          By: _________________________________
                                            Donald W. Delson
                                            Managing Director

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

  A. The Registrant is incorporated under the laws of North Carolina. Sections 55-8-50 through 55-8-58 of the General Statutes of North Carolina provide for indemnification of directors, officers, employees and agents of a North Carolina corporation. The following is a summary of these provisions:

     1. Subject to certain exceptions, a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if (i) he conducted himself in good faith;
(ii) he reasonably believed (a) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests and (b) in all other cases, that his conduct was at least not opposed to its best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Moreover, unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding in which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors in the specific case or as authorized or required under any provision in the articles of incorporation or bylaws or by any applicable resolution or contract upon receipt of an undertaking by or on behalf of a director to repay such amount unless it shall ultimately be determined that he is entitled to be so indemnified by the corporation against such expenses. A director may also apply for court-ordered indemnification under certain circumstances.

     2. Unless a corporation's articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify or advance expenses to an officer, employee, or agent of a corporation to the same extent as to a director; and
(iii) a corporation may also indemnify or advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     3. In addition and separate and apart from the indemnification rights discussed above, a corporation may, in its articles of incorporation or bylaws, or by contract or resolution, indemnify or agree to indemnify any one of its directors, officers, employees or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses he may incur on account of his activities which were at the time taken known or believed by him to be clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan. Any such provision for indemnification may also include provisions for recovery from the corporation of reasonable costs, expenses and attorneys' fees in connection with the enforcement of rights to indemnification and may further include provisions establishing reasonable procedures for determining and enforcing the rights granted therein.

  B. The Registrant's Articles of Incorporation provide for the indemnification of directors to the fullest extent authorized by North Carolina law as it exists or may hereafter be amended. A director shall not be personally liable for any monetary damages relating to a breach of duty as a director to the Registrant, its stockholders or otherwise.

  C. Article VII of the Registrant's Bylaws provides for indemnification of Registrant's directors, officers, employees or agents against certain expenses, including attorneys' fees, and payments made in satisfaction of judgments, money decrees, fines and penalties for which they may become liable in such and other fiduciary capacities, exclusive of indemnification for certain activities involving criminal misconduct or clearly in conflict with the best interest of the Registrant.

  D. The Registrant has purchased liability insurance for its directors and certain of its officers covering certain liabilities which may be incurred by such directors and officers of the Registrant in connection with the performance of their duties.

  The indemnification provisions in the Registrant's Articles of Incorporation and Bylaws may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the Securities Act of 1933, as amended ("Securities Act").

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

  The following are filed as exhibits to this Registration Statement:



Exhibit
No.       Description
- -------   -----------


2.1 Agreement and Plan of Reorganization dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix I to Proxy Statement/Prospectus filed herewith.)

2.2 Amendment No. 1 to Agreement and Plan of Reorganization dated July 25, 1994 by and between Commerce Bank and the Registrant. (Included as part of Appendix I to Proxy Statement/Prospectus filed herewith.)

2.3 Plan of Merger dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix II to Proxy Statement/Prospectus filed herewith.)

2.4 Option Agreement dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix III to Proxy
          Statement/Prospectus filed herewith.)

2.5 Preferred Stock Purchase Agreement dated April 21, 1994 by and between Commerce Bank and Registrant.

4.1 Specimen stock certificate for the Registrant's common stock, $2.50 par value (incorporated by reference herein from the identified exhibit to Registrant's registration statement on Form S-14 (File No. 2-68274) as filed and declared effective on August 5, 1980).

4.2 Excerpts from Registrant's Bylaws (Article II, Sections 8 and 9) relating to rights of holders of Registrant's common stock (incorporated by reference herein from the identified exhibit to the Registrant's registration statement on Form S-8 (File No. 2-91779) as filed and declared effective on July 10, 1984).

 4.3 Form of Registrant's Indenture with Bankers Trust Company, Trustee, relating to Registrant's 8 3/4% Convertible Subordinated Debentures due 2003, including the form of Registrant's Debentures appended hereto (incorporated by reference herein from the identified exhibit to Registrant's registration statement on Form S-3 (File No. 2-96007) as filed and declared effective on March 7, 1985).

 4.4 Form of Registrant's Indenture with Bankers Trust Company, Trustee, relating to Registrant's Floating Rate Subordinated Notes due 1997, including the form of Registrant's Notes appended thereto (incorporated by reference herein from the identified exhibit to the Registrant's registration statement on Form S-3 (File No. 33-1965) as filed and declared effective on December 12, 1985).

*5.1 Opinion of Jerone C. Herring, Esquire, Vice President and Secretary to the Registrant, regarding the legality of the securities to be registered hereby.

 8.1 Opinion of KPMG Peat Marwick LLP, Tax Advisors to the Registrant, regarding certain federal and Virginia income tax consequences of the Acquisition.

 23.1      Consent of KPMG Peat Marwick LLP dated August 30, 1994 (BB&T).

 23.2 Consent of KPMG Peat Marwick LLP with regard to the opinion set forth in Exhibit 8.1 hereto.

 23.3      Consent of Ernst & Young LLP dated August 26, 1994 (Commerce).

 23.4      Consent of Coopers & Lybrand dated August 30, 1994 (Commerce).

*23.5 Consent of Jerone C. Herring, Esquire, Vice President and Secretary of the Registrant, included as part of Exhibit 5.1 hereto.

 23.6      Consent of Alex. Brown & Sons Incorporated dated August, 1994.

 23.7      Consent of Donald G. Jones and Company, P.A. dated August 30, 1994
           (BB&T).

 24.1 Powers of Attorney from certain signatory directors and officers of BB&T Financial Corporation.

 99.1 Form of Notice of Special Meeting to stockholders of Commerce Bank (Included as a part of the Proxy Statement/Prospectus filed herewith).

 99.2      Form of Proxy solicited by Board of Directors of Commerce Bank.

 99.3 Opinion of Alex. Brown & Sons Incorporated (Included as Appendix IV to the Proxy Statement/Prospectus filed herewith).

 99.4 Annual Report on Form F-2 for Commerce Bank for the Year Ended December 31, 1993.

 99.5 Quarterly Report on Form F-4 for Commerce Bank for the Quarter Ended March 31, 1994.

 99.6 Quarterly Report on Form F-4 for Commerce Bank for the Quarter Ended June 30, 1994.

 99.7      Current Report on Form F-3 for Commerce Bank dated July 5, 1994.

 99.8    Proxy Statement for Commerce Bank for 1994 Annual Meeting of
         Stockholders.

 99.9    Amendment to Form F-2 dated August 30, 1994.
- ------------------
* To be filed by amendment.


ITEM 22. UNDERTAKINGS

     a. ITEM 512 OF REGULATION S-K

     The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where the interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (6) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (7) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (8) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth in response to Item 20 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     b. ITEM 22(b) OF FORM S-4

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     c. ITEM 22(c) OF FORM S-4

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilson and State of North Carolina, on August 30, 1994.

                                        BB&T FINANCIAL CORPORATION


                                        By: /s/ Jerone C. Herring
                                            ------------------------------------
                                            Jerone C. Herring, Secretary



     Pursuant to the requirements of the Securities Act, the Registration Statement has been signed by the following persons in the capacities indicated on August 30, 1994.

Name                          Capacity
- ----                          --------

John A. Allison IV            Chairman of the Board of Directors and Chief
                              Executive Officer (Principal Executive Officer)

Scott E. Reed                 Treasurer (Principal Financial and Accounting
                              Officer)

Joseph B. Alala, Jr.          Director

W. Watson Barnes              Director

Paul B. Barringer             Director

Robert L. Brady               Director

Raymond S. Caughman           Director

W. G. Clark III               Director

Jesse W. Corbett, Jr.         Director

W. R. Cuthbertson, Jr.        Director

Fred H. Deaton, Jr.           Director

Albert J. Dooley, Sr.         Director

Joe L. Dudley, Sr.            Director

Tom D. Efird                  Director

O. William Fenn, Jr.          Director

James E. Heins                Director

Raymond A. Jones, Jr.         Director

Kelly S. King                 Director

J. Ernest Lathem, M.D.        Director

James H. Maynard              Director

A. Winniett Peters            Director

Richard L. Player, Jr.        Director

Larry J. Waggoner             Director

Henry G. Williamson, Jr.      Director

William B. Young, M.D.        Director



By: /s/ Jerone C. Herring
    ----------------------------------------------
    Jerone C. Herring, Attorney in Fact

Exhibit
No.       Description
- -------   -----------


2.1 Agreement and Plan of Reorganization dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix I to Proxy Statement/Prospectus filed herewith.)

2.2 Amendment No. 1 to Agreement and Plan of Reorganization dated July 25, 1994 by and between Commerce Bank and the Registrant. (Included as part of Appendix I to Proxy Statement/Prospectus filed herewith.)

2.3 Plan of Merger dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix II to Proxy Statement/Prospectus filed herewith.)

2.4 Option Agreement dated June 24, 1994 by and between Commerce Bank and the Registrant. (Included as Appendix III to Proxy
          Statement/Prospectus filed herewith.)

2.5 Preferred Stock Purchase Agreement dated April 21, 1994 by and between Commerce Bank and Registrant.

4.1 Specimen stock certificate for the Registrant's common stock, $2.50 par value (incorporated by reference herein from the identified exhibit to Registrant's registration statement on Form S-14 (File No. 2-68274) as filed and declared effective on August 5, 1980).

4.2 Excerpts from Registrant's Bylaws (Article II, Sections 8 and 9) relating to rights of holders of Registrant's common stock (incorporated by reference herein from the identified exhibit to the Registrant's registration statement on Form S-8 (File No. 2-91779) as filed and declared effective on July 10, 1984).

 4.3 Form of Registrant's Indenture with Bankers Trust Company, Trustee, relating to Registrant's 8 3/4% Convertible Subordinated Debentures due 2003, including the form of Registrant's Debentures appended hereto (incorporated by reference herein from the identified exhibit to Registrant's registration statement on Form S-3 (File No. 2-96007) as filed and declared effective on March 7, 1985).

 4.4 Form of Registrant's Indenture with Bankers Trust Company, Trustee, relating to Registrant's Floating Rate Subordinated Notes due 1997, including the form of Registrant's Notes appended thereto (incorporated by reference herein from the identified exhibit to the Registrant's registration statement on Form S-3 (File No. 33-1965) as filed and declared effective on December 12, 1985).

*5.1 Opinion of Jerone C. Herring, Esquire, Vice President and Secretary to the Registrant, regarding the legality of the securities to be registered hereby.

 8.1 Opinion of KPMG Peat Marwick LLP, Tax Advisors to the Registrant, regarding certain federal and Virginia income tax consequences of the Acquisition.

 23.1      Consent of KPMG Peat Marwick LLP dated August 30, 1994 (BB&T).

 23.2 Consent of KPMG Peat Marwick LLP with regard to the opinion set forth in Exhibit 8.1 hereto.

 23.3      Consent of Ernst & Young LLP dated August 26, 1994 (Commerce).

 23.4      Consent of Coopers & Lybrand dated August 30, 1994 (Commerce).

*23.5 Consent of Jerone C. Herring, Esquire, Vice President and Secretary of the Registrant, included as part of Exhibit 5.1 hereto.

 23.6      Consent of Alex. Brown & Sons Incorporated dated August, 1994.

 23.7      Consent of Donald G. Jones and Company, P.A. dated August 30, 1994
           (BB&T).

 24.1 Powers of Attorney from certain signatory directors and officers of BB&T Financial Corporation.

 99.1 Form of Notice of Special Meeting to stockholders of Commerce Bank (Included as a part of the Proxy Statement/Prospectus filed herewith).

 99.2      Form of Proxy solicited by Board of Directors of Commerce Bank.

 99.3 Opinion of Alex. Brown & Sons Incorporated (Included as Appendix IV to the Proxy Statement/Prospectus filed herewith).

 99.4 Annual Report on Form F-2 for Commerce Bank for the Year Ended December 31, 1993.

 99.5 Quarterly Report on Form F-4 for Commerce Bank for the Quarter Ended March 31, 1994.

 99.6 Quarterly Report on Form F-4 for Commerce Bank for the Quarter Ended June 30, 1994.

 99.7      Current Report on Form F-3 for Commerce Bank dated July 5, 1994.

 99.8    Proxy Statement for Commerce Bank for 1994 Annual Meeting of
         Stockholders.

 99.9    Amendment to Form F-2 dated August 30, 1994.
- ------------------
* To be filed by amendment.